MAR 31 2004

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

04021704

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for March 30, 2004
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

104593 SAIL 2004-3
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on March 30, 2004.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________
Name: Ellen V. Kiernan
Title: Senior Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

STRUCTURED ASSET INVESTMENT LOAN TRUST

Mortgage Pass-Through Certificates, Series 2004-3

$2,344,523,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL[1] (yrs.)	Payment Window[1] (mos.)	Initial C/E [2] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1[3]	$1,102,845,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2[4]	$200,000,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 [3][4][5]	$532,661,000	(5)	6.17	48-91	11.35%	(5)	4/25/2034	AAA/AAA
A4[4]	$188,332,000	1M Libor	1.00	1-27	11.35%	TBD	4/25/2034	AAA/AAA
A5[4]	$65,028,000	1M Libor	2.96	27-48	11.35%	TBD	4/25/2034	AAA/AAA
A-IO [6]	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.00	38-91	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	4.98	37-91	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	4.97	37-91	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	4.96	37-91	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

To Maturity

Class	Size ($)	Benchmark	Est. WAL[1] (yrs.)	Payment Window[1] (mos.)	Initial C/E [2] (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1[3]	$1,102,845,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2[4]	$453,360,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 [3][4][5]	$532,661,000	(5)	7.11	48-201	11.35%	(5)	4/25/2034	AAA/AAA
A4[4]	$188,332,000	1M Libor	1.00	1-27	11.35%	TBD	4/25/2034	AAA/AAA
A5[4]	$65,028,000	1M Libor	2.96	27-48	11.35%	TBD	4/25/2034	AAA/AAA
A-IO [6]	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.44	38-147	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	5.29	37-127	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	5.13	37-106	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	5.00	37-98	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1. The A3(1) Component will have an approximate component balance of $376,971,000.

(4) The Class A2, Class A4 and Class A5 Certificates and the A3(2) Component are the Senior Certificates of Group 2. The A3(2) Component will have an approximate component balance of $155,690,000.

(5) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus [ ]%. This margin may be increased if the 10% call is not exercised, as described herein.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order;

2) All Group 2 Principal will be paid to the Class A2, A4 and A5 Certificates and the A3(2) Component, as follows:
   a) to the Class A2, Class A4 and Class A5 Certificates, proportionately based on the balance of the Class A2 in (i) and the aggregate balance of the Class A4 and Class A5 in (ii), concurrently as follows:
      (i) to the Class A2, until reduced to zero
      (ii) to the Class A4 and Class A5, sequentially and in that order, until reduced to zero
   b) to the A3(2) Component, until reduced to zero

3) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step 1 above (in the case of the Group 1 Senior Certificates) or Step 2 above (in the case of the Group 2 Senior Certificates), until all the Senior Certificates have been reduced to zero;

4) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Group 1 Senior Certificates and all principal from Group 2 will be paid to the Group 2 Senior Certificates, concurrently and in accordance with the priorities in Steps (I)(1) and (I)(2) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the aggregate Targeted Senior Enhancement Percentage;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (I)(1) above (in the case of the Group 1 Senior Certificates) or Step (I)(2) above (in the case of the Group 2 Senior Certificates), until the Targeted Senior Enhancement Percentage has been reached;

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order, until the Credit Enhancement behind each class is equal to two times the Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage, or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A4, A5, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on March 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in April 2006 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A4, A5, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2, Class A3, Class A4 and Class A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	400,545,000	164,967,000	565,512,000
7-12	300,409,000	123,725,000	424,134,000
13-18	250,341,000	103,104,000	353,445,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)	Month	Approximate Notional Balance ($)
1	-	13	1,211,487,878.28
2	1,717,486,690.89	14	1,139,317,817.59
3	1,691,873,627.82	15	1,086,378,025.06
4	1,660,501,653.07	16	1,032,979,497.91
5	1,625,526,451.10	17	978,604,845.63
6	1,586,992,460.30	18	908,893,742.52
7	1,543,248,248.50	19	820,441,522.97
8	1,496,852,579.32	20	756,630,079.86
9	1,442,702,615.46	21	699,920,003.39
10	1,385,110,997.11	22	646,317,805.92
11	1,326,071,271.90	23	594,086,076.91
12	1,268,311,017.52	24	544,578,789.12

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (32.64%), People's Choice (12.67%),Wells Fargo (12.07%), Aames (8.76%), Fieldstone (8.11%) Aurora (7.17%) and Option One (4.36%) and as of the closing date will be serviced by Wells Fargo (52.70%), Chase (32.19%), Aurora (8.76%), Option One (4.38%) and Ocwen (1.74%).

Mortgage Insurance

Approximately 63.38% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty Corp., Amerin, Mortgage Guarantee Insurance Corporation, or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3, A4 and A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1, A2, A4 and A5 will double, the stated interest rate on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3, A4, A5 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3, A4, A5 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2, A3, A4 and A5) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 66% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed the following levels set by the rating agencies:

Distribution Date	Loss Percentage
April 2007 to March 2008	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2008 to March 2009	3.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2009 to March 2010	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
April 2010 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A4 AAA/AAA Libor Floater (Group 2) A5 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate
A3 AAA/AAA Fixed-Floating (Component Certificate)			
M1 AA/AA Libor Floater			
M2 A/A Libor Floater			
M3 A-/A- Libor Floater			
M4 BBB+/BBB+ Libor Floater			
M5 BBB/BBB Libor Floater			
M6 BBB-/BBB- Libor Floater			
B BB+/BB+ Libor Floater			

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2, A3, A4 and A5

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-3
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 25, 2004
Statistical Calculation Date	February 1, 2004
Cut-Off Date:	March 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 on Classes A1, A2, A4, A5, M1, M2, M3, M4, M5, M6 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 95.65% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 4.31% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter. The remaining 0.03% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments $1 in excess thereof for the Class A1, A2, A3, A4, A5. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	4/25/2012	8/25/2009	2/25/2008	11/25/2006	4/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.08	1.50	1.14	0.92
Window (mos)	1-99	1-66	1-48	1-33	1-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	12.21	8.33	6.17	4.72	3.57
Window (mos)	98-177	66-122	48-91	33-71	26-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class A4					
Avg. Life (yrs)	2.06	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	9/25/2008	3/25/2007	5/25/2006	11/25/2005	7/25/2005
Class A5					
Avg. Life (yrs)	6.21	4.14	2.96	2.20	1.76
Window (mos)	55-99	37-66	27-48	21-33	17-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	9.75	6.61	5.00	4.23	3.94
Window (mos)	56-177	37-122	38-91	40-71	41-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M2					
Avg. Life (yrs)	9.75	6.61	4.98	4.14	3.72
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M3					
Avg. Life (yrs)	9.75	6.61	4.97	4.11	3.66
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M4					
Avg. Life (yrs)	9.74	6.60	4.96	4.10	3.61
Window (mos)	56-177	37-122	37-91	37-71	38-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A3			
Avg. Life (yrs)	8.04	5.16	3.34
Window (mos)	63-118	36-76	25-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class A4			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	1/25/2007	1/25/2006	6/25/2005
Class A5			
Avg. Life (yrs)	3.97	2.38	1.68
Window (mos)	35-63	23-36	16-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.38	4.41	3.91
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.35	3.66
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.37	4.31	3.54
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	4/25/2012	8/25/2009	2/25/2008	11/25/2006	4/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.08	1.50	1.14	0.92
Window (mos)	1-99	1-66	1-48	1-33	1-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	13.73	9.56	7.11	5.46	4.17
Window (mos)	98-324	66-260	48-201	33-159	26-129
Expected Final Mat.	2/25/2031	10/25/2025	11/25/2020	5/25/2017	11/25/2014
Class A4					
Avg. Life (yrs)	2.06	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-37	1-27	1-21	1-17
Expected Final Mat.	9/25/2008	3/25/2007	5/25/2006	11/25/2005	7/25/2005
Class A5					
Avg. Life (yrs)	6.21	4.14	2.96	2.20	1.76
Window (mos)	55-99	37-66	27-48	21-33	17-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	10.49	7.19	5.44	4.57	4.21
Window (mos)	56-268	37-195	38-147	40-115	41-93
Expected Final Mat.	6/25/2026	5/25/2020	5/25/2016	9/25/2013	11/25/2011
Class M2					
Avg. Life (yrs)	10.29	7.02	5.29	4.38	3.91
Window (mos)	56-238	37-169	37-127	38-99	39-80
Expected Final Mat.	12/25/2023	3/25/2018	9/25/2014	5/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.04	6.83	5.13	4.23	3.76
Window (mos)	56-205	37-143	37-106	38-83	39-67
Expected Final Mat.	3/25/2021	1/25/2016	12/25/2012	1/25/2011	9/25/2009
Class M4					
Avg. Life (yrs)	9.82	6.66	5.00	4.13	3.63
Window (mos)	56-190	37-132	37-98	37-76	38-61
Expected Final Mat.	12/25/2019	2/25/2015	4/25/2012	6/25/2010	3/25/2009
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(2) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity [(1)]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A3			
Avg. Life (yrs)	9.21	5.96	3.91
Window (mos)	63-251	36-170	25-121
Expected Final Mat.	1/25/2025	4/25/2018	3/25/2014
Class A4			
Avg. Life (yrs)	1.31	0.84	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	1/25/2007	1/25/2006	6/25/2005
Class A5			
Avg. Life (yrs)	3.97	2.38	1.68
Window (mos)	35-63	23-36	16-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity (1)			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.92	4.78	4.17
Window (mos)	37-188	39-124	42-88
Expected Final Mat.	10/25/2019	6/25/2014	6/25/2011
Class M2			
Avg. Life (yrs)	6.77	4.62	3.85
Window (mos)	37-163	38-107	39-76
Expected Final Mat.	9/25/2017	1/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.58	4.48	3.68
Window (mos)	37-138	38-89	39-63
Expected Final Mat.	8/25/2015	7/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.42	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	9/25/2014	12/25/2010	12/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.8632	3.34
6.8732	3.13
6.8832	2.92
6.8932	2.71
6.9032	2.50
6.9132	2.29
6.9232	2.08
6.9332	1.88
6.9432	1.67
Mod. Dur.	0.68[3]

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.9032% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates and of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	5.27875	5.05355	5.21280	31	8.18563	7.70559	8.04506
2	7.79695	7.58613	7.73521	32	8.45665	7.96063	8.31140
3	8.05057	7.83258	7.98674	33	8.18182	7.70163	8.04120
4	7.77327	7.56218	7.71146	34	8.49425	7.95681	8.33687
5	8.00544	7.78719	7.94153	35	8.94790	8.49004	8.81382
6	7.71214	7.50082	7.65026	36	8.95746	8.48671	8.81960
7	8.07077	7.85900	8.00876	37	9.91383	9.39231	9.76111
8	8.29238	8.07340	8.22825	38	8.95165	8.48049	8.81363
9	7.95978	7.74773	7.89769	39	9.24691	8.75972	9.10413
10	8.14580	7.92655	8.08159	40	8.98890	8.47452	8.83807
11	7.79252	7.58450	7.73160	41	9.90881	9.45378	9.77536
12	7.70489	7.49679	7.64395	42	9.59335	9.14460	9.46172
13	8.69209	8.46113	8.62445	43	9.58957	9.14037	9.45780
14	7.72513	7.51642	7.66401	44	9.90559	9.44069	9.76919
15	7.89159	7.67582	7.82840	45	9.58227	9.13192	9.45012
16	7.54226	7.33337	7.48109	46	9.93338	9.43268	9.78644
17	7.68724	7.47131	7.62401	47	10.17343	9.74957	10.04902
18	7.29111	7.08209	7.22990	48	10.17689	9.74455	10.04997
19	8.46902	8.25613	8.40668	49	10.87394	10.41115	10.73807
20	8.63262	8.41369	8.56851	50	10.16819	9.73444	10.04082
21	8.25134	8.03912	8.18920	51	10.50253	10.05373	10.37072
22	8.53191	8.20407	8.43591	52	10.16028	9.72509	10.03245
23	9.38896	8.95332	9.26139	53	10.60767	10.24474	10.50105
24	9.28519	8.84933	9.15755	54	10.26875	9.90897	10.16304
25	8.49145	8.00866	8.35008	55	10.26415	9.90368	10.15822
26	7.66895	7.23247	7.54113	56	10.60153	10.22833	10.49184
27	7.92313	7.47187	7.79098	57	10.25495	9.89308	10.14857
28	7.70676	7.22994	7.56713	58	10.59304	10.21738	10.48259
29	8.47785	7.97054	8.32929	59	10.37905	10.08539	10.29269
30	8.20238	7.71123	8.05856	60	10.37894	10.07980	10.29096

(1) **Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

(2) **Assumes 100% of the Prepayment Assumption as defined on Page 1.**

SAIL 2004-3 Collateral Summary –Aggregate

Total Number of Loans	13,475	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,356,301,876	Yes	28.1%
Average Loan Principal Balance	$174,865	No	71.9%
Fixed Rate	29.6%		
Adjustable Rate	70.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.4%
Weighted Average Margin	5.7%	No	36.6%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	25.5%
Weighted Average Floor	7.2%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.9	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	353.3	2.001-3.000	23.9%
Weighted Average Loan Age (mo.)	1.6	3.001-4.000	0.0%
Weighted Average Combined LTV	80.9%	4.001-5.000	2.3%
Non-Zero Weighted Average FICO	635		
Non-Zero Weighted Average DTI	40.7%	**Geographic Distribution**	
% IO Loans	9.6%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	41.4%
First	98.2%	FL	6.2%
Second	1.8%	IL	6.0%
		NY	5.0%
Product Type		CO	3.3%
2/28 ARM (LIBOR)	55.4%	TX	3.2%
Fixed Rate	28.8%		
3/27 ARM (LIBOR)	14.2%	**Occupancy Status**	
Balloon	0.8%	Primary Home	90.3%
Other	0.8%	Investment	8.6%
		Second Home	1.1%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,052	$38,583,034.05	1.64%
50,000.01 - 100,000.00	3,002	226,101,470.34	9.60
100,000.01 - 150,000.00	2,854	356,224,908.02	15.12
150,000.01 - 200,000.00	2,237	389,972,286.45	16.55
200,000.01 - 250,000.00	1,541	345,586,745.27	14.67
250,000.01 - 300,000.00	1,027	281,506,209.42	11.95
300,000.01 - 350,000.00	636	206,164,920.16	8.75
350,000.01 - 400,000.00	469	175,767,791.30	7.46
400,000.01 - 450,000.00	236	100,570,254.65	4.27
450,000.01 - 500,000.00	204	97,600,253.66	4.14
500,000.01 - 550,000.00	75	39,335,222.63	1.67
550,000.01 - 600,000.00	50	28,825,343.72	1.22
600,000.01 - 650,000.00	42	26,633,151.69	1.13
650,000.01 - 700,000.00	14	9,636,269.27	0.41
700,000.01 - 750,000.00	9	6,559,363.49	0.28
750,000.01 - 800,000.00	1	793,000.00	0.03
800,000.01 - 850,000.00	4	3,302,307.35	0.14
850,000.01 - 900,000.00	4	3,540,295.60	0.15
900,000.01 - 950,000.00	8	7,328,439.05	0.31
950,000.01 - 1,000,000.00	4	3,872,377.40	0.16
1,050,000.01 - 1,100,000.00	1	1,089,022.10	0.05
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.05
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.06
1,450,000.01 - 1,500,000.00	2	2,955,489.17	0.13
1,650,000.01 - 1,700,000.00	1	1,678,721.66	0.07
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: $9,940.97
Maximum: $1,678,721.66
Weighted Average: $174,864.70

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	320	$80,360,434.93	3.41%
5.501 - 6.000	931	225,596,795.06	9.57
6.001 - 6.500	1,544	363,771,435.11	15.44
6.501 - 7.000	2,360	508,164,547.39	21.57
7.001 - 7.500	1,955	365,807,892.10	15.52
7.501 - 8.000	1,953	328,483,920.91	13.94
8.001 - 8.500	1,325	193,670,986.07	8.22
8.501 - 9.000	1,029	130,248,124.86	5.53
9.001 - 9.500	505	52,213,562.77	2.22
9.501 - 10.000	630	52,792,787.29	2.24
10.001 - 10.500	299	20,553,889.90	0.87
10.501 - 11.000	295	18,839,922.57	0.80
11.001 - 11.500	148	8,163,231.91	0.35
11.501 - 12.000	93	4,378,679.50	0.19
12.001 - 12.500	45	1,516,318.07	0.06
12.501 - 13.000	18	848,268.68	0.04
13.001 - 13.500	10	332,687.58	0.01
13.501 - 14.000	10	374,305.26	0.02
14.001 - 14.250	2	39,161.73	0.00
14.251 >=	3	144,924.76	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.263%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,175,418.48	0.05%
171 - 180	554	49,666,965.30	2.11
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	16	$1,496,289.45	0.06%
171 - 180	552	49,346,094.33	2.09
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 353.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,422.77	0.00%
10.001 - 20.000	22	2,082,101.43	0.09
20.001 - 30.000	51	5,201,237.28	0.22
30.001 - 40.000	142	19,494,970.69	0.83
40.001 - 50.000	249	36,170,316.03	1.54
50.001 - 60.000	506	90,392,306.83	3.84
60.001 - 70.000	1,263	237,001,205.29	10.06
70.001 - 80.000	4,765	881,891,883.90	37.43
80.001 - 90.000	3,810	702,643,068.98	29.82
90.001 - 100.000	2,665	381,314,363.25	16.18
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 80.942%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	24	$2,094,626.89	0.09%
451 - 500	36	4,656,329.24	0.20
501 - 550	1,924	281,248,000.05	11.94
551 - 600	2,544	414,248,715.29	17.58
601 - 650	4,039	679,832,654.98	28.85
651 - 700	3,107	619,266,990.65	26.28
701 - 750	1,270	246,079,413.87	10.44
751 - 800	507	104,461,546.45	4.43
801 >=	24	4,413,599.03	0.19
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Non- Zero Minimum: 485
Maximum: 818
Non-Zero WA: 635

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,818	$1,196,470,872.07	50.78%
Purchase	5,073	872,485,212.85	37.03
Rate/Term Refinance	1,548	282,774,733.45	12.00
Debt Consolidation	12	2,400,659.03	0.10
Home Improvement	24	2,170,399.05	0.09
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	10,119	$1,726,252,329.36	73.26%
2-4 Family	1,192	243,279,651.66	10.32
PUD	1,097	221,662,499.77	9.41
Condo	960	155,084,904.72	6.58
Manufactured Housing	82	6,870,491.39	0.29
Row House	14	1,457,693.62	0.06
Townhouse	9	1,347,492.55	0.06
Coop	1	191,813.38	0.01
Condotel	1	155,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,967	$663,925,907.18	28.18%
CA-N	1,298	310,694,815.29	13.19
FL	1,090	146,852,041.89	6.23
IL	852	142,308,462.45	6.04
NY	484	117,144,033.40	4.97
CO	403	78,333,347.77	3.32
TX	718	74,424,562.69	3.16
HI	241	56,953,051.22	2.42
MA	224	54,518,591.90	2.31
AZ	355	51,335,902.14	2.18
MN	284	49,563,335.90	2.10
WA	287	49,144,867.53	2.09
MD	266	48,894,668.34	2.08
NV	304	46,761,458.95	1.98
MI	396	44,049,294.03	1.87
NJ	203	39,933,376.45	1.69
PA	302	32,562,661.77	1.38
OH	325	31,019,156.37	1.32
VA	168	28,452,081.73	1.21
GA	194	26,517,407.13	1.13
CT	157	25,338,543.17	1.08
UT	164	24,286,426.39	1.03
MO	179	19,698,910.64	0.84
OR	131	19,528,572.45	0.83
NC	142	17,977,641.65	0.76
WI	139	15,357,650.66	0.65
TN	155	13,501,985.19	0.57
IN	134	12,574,617.18	0.53
SC	82	10,362,148.91	0.44
RI	63	9,953,408.09	0.42
Other	768	94,332,947.99	4.00
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,471	$599,781,870.26	25.45%
1 Mos. Int. on UPB	3	434,559.18	0.02
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,608.40	0.02
1% of Amt. Prepaid	236	26,706,303.80	1.13
1% of Orig. Bal.	156	14,170,787.64	0.60
1% of UPB	287	29,295,326.85	1.24
2 Mos. Int. on Amt. Prepaid	40	6,218,453.16	0.26
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	72	11,449,085.73	0.49
2 Mos. Int. on 80% UPB	8	968,493.17	0.04
2 Mos. Int. on UPB	14	2,089,253.73	0.09
2% 1% of UPB	1	80,199.05	0.00
2% of Amt. Prepaid	52	9,374,985.70	0.40
2% of Orig. Bal.	2	338,375.28	0.01
2% of UPB	390	54,836,282.38	2.33
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,550.14	0.03
3 Mos. Int. on UPB	178	42,349,666.36	1.80
3% 2% 1% of UPB	23	1,995,631.04	0.08
3% 2% of UPB	5	590,723.93	0.03
3% of Orig. Bal.	9	2,901,379.46	0.12
3% of UPB	23	2,648,103.32	0.11
5% 4% of UPB	29	3,349,103.42	0.14
5% 4% 3% of UPB	50	4,672,123.38	0.20
5% 4% 3% 2% 1% of UPB	45	3,704,904.94	0.16
5% of Amt. Prepaid	35	5,871,625.45	0.25
5% of Orig. Bal.	12	879,302.52	0.04
5% of UPB	127	16,698,276.46	0.71
6 Mos. Int. on Amt. Prepaid	2,832	549,220,756.93	23.31
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,585	841,653,073.23	35.72
6 Mos. Int. on 80% of UPB	287	50,193,488.74	2.13
6 Mos. Int. on UPB	495	72,467,582.80	3.08
6% of Amt. Prepaid	1	184,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,276	$1,149,108,353.83	48.77%
Stated	4,005	686,566,475.43	29.14
No Ratio	1,175	262,457,528.46	11.14
Limited	746	187,863,546.88	7.97
No Documentation	273	70,305,971.85	2.98
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	620	$140,729,028.13	8.49%
3.001 - 3.500	435	88,917,882.75	5.36
3.501 - 4.000	72	13,800,743.92	0.83
4.001 - 4.500	35	6,539,554.60	0.39
4.501 - 5.000	240	50,361,190.31	3.04
5.001 - 5.500	2,095	393,815,844.30	23.75
5.501 - 6.000	1,537	299,955,715.89	18.09
6.001 - 6.500	1,419	260,330,805.13	15.70
6.501 - 7.000	1,411	255,294,449.94	15.39
7.001 - 7.500	493	82,694,030.68	4.99
7.501 - 8.000	206	33,073,660.11	1.99
8.001 - 8.500	114	16,039,832.50	0.97
8.501 - 9.000	71	8,376,689.79	0.51
9.001 - 9.500	39	4,457,955.34	0.27
9.501 - 10.000	27	2,576,100.94	0.16
10.001 >=	15	1,555,183.68	0.09
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.500%
Maximum: 11.375%
Weighted Average: 5.705%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	86	$18,692,267.78	1.13%
1.500	446	74,678,500.34	4.50
2.000	4,478	890,317,098.51	53.68
3.000	3,766	666,007,631.99	40.16
5.000	51	8,303,894.45	0.50
6.000	2	519,274.94	0.03
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.384%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8,310	$1,568,725,288.05	94.59%
1.500	466	78,692,113.09	4.74
2.000	50	10,460,290.31	0.63
3.000	3	640,976.56	0.04
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.031%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	3	$868,768.50	0.05%
10.001 - 10.500	12	3,434,730.05	0.21
10.501 - 11.000	84	21,712,329.19	1.31
11.001 - 11.500	207	49,934,244.26	3.01
11.501 - 12.000	455	106,030,071.29	6.39
12.001 - 12.500	650	144,433,151.32	8.71
12.501 - 13.000	958	207,580,802.52	12.52
13.001 - 13.500	994	203,953,761.41	12.30
13.501 - 14.000	1,394	274,579,205.41	16.56
14.001 - 14.500	1,218	222,132,970.49	13.39
14.501 - 15.000	1,193	201,148,188.45	12.13
15.001 - 15.500	667	104,526,396.50	6.30
15.501 - 16.000	514	67,443,792.68	4.07
16.001 - 16.500	219	24,421,982.80	1.47
16.501 - 17.000	160	18,405,872.42	1.11
17.001 - 17.500	55	4,749,173.15	0.29
17.501 - 18.000	26	1,765,297.78	0.11
18.001 - 18.500	14	992,050.20	0.06
18.501 - 19.000	5	359,492.29	0.02
19.001 - 19.500	1	46,387.30	0.00
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 9.750%
Maximum: 19.200%
Weighted Average: 13.702%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	332	$82,477,622.06	4.97%
5.501 - 6.000	591	137,629,346.23	8.30
6.001 - 6.500	992	224,715,453.86	13.55
6.501 - 7.000	1,624	349,304,018.88	21.06
7.001 - 7.500	1,422	279,059,721.98	16.83
7.501 - 8.000	1,442	256,997,354.08	15.50
8.001 - 8.500	961	152,105,861.64	9.17
8.501 - 9.000	712	96,811,814.96	5.84
9.001 - 9.500	301	35,620,210.29	2.15
9.501 - 10.000	258	28,424,817.24	1.71
10.001 - 10.500	97	8,182,012.84	0.49
10.501 - 11.000	55	4,488,252.49	0.27
11.001 - 11.500	26	1,811,104.15	0.11
11.501 - 12.000	10	516,290.08	0.03
12.001 - 12.500	5	227,787.23	0.01
12.501 - 13.000	1	147,000.00	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.219%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$297,261.42	0.02%
2004-07	3	598,310.54	0.04
2004-08	1	144,639.42	0.01
2004-10	2	232,120.66	0.01
2004-11	2	290,720.42	0.02
2004-12	1	80,798.86	0.00
2005-01	2	327,409.30	0.02
2005-02	1	396,395.52	0.02
2005-03	2	185,846.93	0.01
2005-04	4	656,320.77	0.04
2005-05	5	537,120.25	0.03
2005-06	15	2,072,438.39	0.12
2005-07	11	1,405,118.86	0.08
2005-08	17	3,814,754.75	0.23
2005-09	109	24,147,413.96	1.46
2005-10	262	51,144,422.70	3.08
2005-11	625	129,301,553.07	7.80
2005-12	1,858	352,030,451.91	21.23
2006-01	3,984	732,842,400.79	44.19
2006-02	20	4,805,599.23	0.29
2006-03	2	228,750.00	0.01
2006-04	1	101,853.45	0.01
2006-05	1	163,622.86	0.01
2006-06	2	332,976.08	0.02
2006-07	6	1,369,387.07	0.08
2006-08	4	1,375,421.45	0.08
2006-09	15	3,358,221.54	0.20
2006-10	26	5,282,611.47	0.32
2006-11	158	31,586,742.43	1.90
2006-12	646	114,873,420.12	6.93
2007-01	885	165,409,314.75	9.97
2007-02	33	6,650,833.92	0.40
2007-03	2	292,250.00	0.02
2007-04	1	74,739.52	0.00
2007-05	1	171,855.20	0.01
2007-06	3	985,800.00	0.06
2007-07	18	3,665,141.19	0.22
2008-10	1	44,908.80	0.00
2008-11	1	63,376.84	0.00
2008-12	8	1,520,151.15	0.09
2009-01	89	15,542,182.16	0.94
2018-09	1	114,010.26	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

SAIL 2004-3 Collateral Summary –Group 1

Total Number of Loans	10,662	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,668,937,029	Yes	29.4%
Average Loan Principal Balance	$156,531	No	70.6%
Fixed Rate	28.9%		
Adjustable Rate	71.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.8%
Weighted Average Margin	5.7%	No	36.2%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	24.1%
Weighted Average Floor	7.3%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.2	1.001-2.000	45.6%
Weighted Average Remaining Term (mo.)	352.7	2.001-3.000	25.2%
Weighted Average Loan Age (mo.)	1.6		
Weighted Average Combined LTV	81.3%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	630	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.7%	3% of the Cut-off Date principal balance)	
% IO Loans	7.9%	CA	37.5%
		FL	6.6%
Lien Position		IL	6.6%
First	98.2%	NY	4.9%
Second	1.8%	TX	3.5%
		CO	3.5%
Product Type		HI	3.0%
2/28 ARM (LIBOR)	57.6%		
Fixed Rate	28.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	12.7%	Primary Home	89.0%
Balloon	0.8%	Investment	10.0%
Other	0.8%	Second Home	1.0%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	736	$25,719,028.09	1.54%
50,000.01 - 100,000.00	2,330	178,603,101.03	10.70
100,000.01 - 150,000.00	2,558	319,659,226.39	19.15
150,000.01 - 200,000.00	2,055	358,053,409.67	21.45
200,000.01 - 250,000.00	1,424	319,215,030.20	19.13
250,000.01 - 300,000.00	964	264,293,312.42	15.84
300,000.01 - 350,000.00	452	143,937,486.69	8.62
350,000.01 - 400,000.00	68	25,709,330.20	1.54
400,000.01 - 450,000.00	43	18,076,635.17	1.08
450,000.01 - 500,000.00	28	13,491,878.18	0.81
500,000.01 - 550,000.00	3	1,548,590.46	0.09
600,000.01 - 650,000.00	1	630,000.00	0.04
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: $9,940.97
Maximum: $630,000.00
Weighted Average: $156,531.33

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	249	$49,024,235.41	2.94%
5.501 - 6.000	698	131,909,163.18	7.90
6.001 - 6.500	1,190	231,758,397.81	13.89
6.501 - 7.000	1,880	353,850,454.32	21.20
7.001 - 7.500	1,633	274,150,793.75	16.43
7.501 - 8.000	1,643	256,187,812.97	15.35
8.001 - 8.500	1,084	151,185,227.13	9.06
8.501 - 9.000	767	99,994,677.45	5.99
9.001 - 9.500	369	41,231,777.65	2.47
9.501 - 10.000	449	38,856,407.46	2.33
10.001 - 10.500	199	13,894,768.73	0.83
10.501 - 11.000	236	14,807,869.80	0.89
11.001 - 11.500	115	6,341,128.70	0.38
11.501 - 12.000	76	3,311,567.71	0.20
12.001 - 12.500	36	1,009,098.01	0.06
12.501 - 13.000	15	698,574.39	0.04
13.001 - 13.500	9	225,459.47	0.01
13.501 - 14.000	9	315,528.07	0.02
14.001 - 14.250	2	39,161.73	0.00
14.251 >=	3	144,924.76	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.345%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,175,418.48	0.07%
171 - 180	484	39,951,452.84	2.39
181 - 240	250	17,646,199.70	1.06
241 - 300	7	1,166,450.33	0.07
301 - 360	9,907	1,608,997,507.15	96.41
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	15	$1,386,854.80	0.08%
171 - 180	483	39,740,016.52	2.38
181 - 240	250	17,646,199.70	1.06
241 - 300	7	1,166,450.33	0.07
301 - 360	9,907	1,608,997,507.15	96.41
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 352.7

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,422.77	0.01%
10.001 - 20.000	19	1,782,199.65	0.11
20.001 - 30.000	42	3,848,199.65	0.23
30.001 - 40.000	117	13,890,542.11	0.83
40.001 - 50.000	209	27,754,798.47	1.66
50.001 - 60.000	423	62,630,071.52	3.75
60.001 - 70.000	958	148,108,891.18	8.87
70.001 - 80.000	3,664	611,633,164.90	36.65
80.001 - 90.000	2,984	502,886,403.61	30.13
90.001 - 100.000	2,244	296,292,334.64	17.75
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum:	9.710%
Maximum:	100.000%
Weighted Average:	81.345%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$1,910,026.05	0.11%
451 - 500	30	4,020,801.73	0.24
501 - 550	1,529	225,389,595.02	13.50
551 - 600	2,025	312,682,424.57	18.74
601 - 650	3,327	510,164,116.64	30.57
651 - 700	2,329	378,104,800.07	22.66
701 - 750	994	165,556,153.63	9.92
751 - 800	389	67,901,642.09	4.07
801 >=	19	3,207,468.70	0.19
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Non- Zero Minimum:	485
Maximum:	818
Non-Zero WA:	630

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,475	$863,855,427.96	51.76%
Purchase	3,971	612,635,437.24	36.71
Rate/Term Refinance	1,186	188,859,166.85	11.32
Debt Consolidation	10	1,824,948.91	0.11
Home Improvement	20	1,762,047.54	0.11
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Property Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	7,986	$1,201,267,516.61	71.98%
2-4 Family	1,042	209,830,608.63	12.57
PUD	818	132,069,771.31	7.91
Condo	797	123,198,447.58	7.38
Townhouse	7	1,139,715.75	0.07
Row House	10	1,084,155.24	0.06
Coop	1	191,813.38	0.01
Condotel	1	155,000.00	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	2,349	$452,659,468.99	27.12%
CA-N	915	173,207,083.13	10.38
FL	869	110,145,780.74	6.60
IL	693	109,904,022.69	6.59
NY	385	80,953,798.89	4.85
TX	565	57,708,471.22	3.46
CO	344	57,669,300.43	3.46
HI	223	50,556,706.93	3.03
MA	185	41,090,645.12	2.46
MN	249	39,806,041.17	2.39
AZ	310	39,492,435.91	2.37
WA	247	39,444,597.90	2.36
NV	268	37,293,783.35	2.23
MD	211	32,563,218.25	1.95
MI	294	32,511,669.11	1.95
PA	237	27,248,377.85	1.63
NJ	146	26,601,222.20	1.59
OH	249	23,881,798.27	1.43
GA	162	20,706,111.67	1.24
CT	132	19,577,351.55	1.17
UT	141	18,388,615.50	1.10
VA	131	17,935,863.05	1.07
OR	110	14,523,692.60	0.87
MO	132	14,025,243.02	0.84
WI	104	12,879,344.10	0.77
NC	103	12,186,214.91	0.73
TN	113	10,959,640.71	0.66
RI	58	9,027,616.35	0.54
NM	60	8,194,156.84	0.49
IN	80	7,693,246.35	0.46
Other	597	70,101,509.70	4.20
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,691	$401,872,359.74	24.08%
1 Mo. Int. on UPB	3	434,559.18	0.03
1% of Amt. Prepaid	168	19,139,032.93	1.15
1% of Orig. Bal.	115	10,464,120.08	0.63
1% of UPB	224	22,482,615.66	1.35
2 Mos. Int. on Amt. Prepaid	33	5,206,392.16	0.31
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	67	9,983,912.56	0.60
2 Mos. Int. on 80% of UPB	8	968,493.17	0.06
2 Mos. Int. on UPB	7	875,584.47	0.05
2% 1% of UPB	1	80,199.05	0.00
2% of Amt. Prepaid	33	5,093,543.86	0.31
2% of Orig. Bal.	2	338,375.28	0.02
2% of UPB	326	43,910,306.45	2.63
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,550.14	0.04
3 Mos. Int. on UPB	148	32,309,866.46	1.94
3% 2% 1% of UPB	22	1,913,223.34	0.11
3% 2% of UPB	4	480,723.93	0.03
3% of Orig. Bal.	5	1,384,358.60	0.08
3% of UPB	18	2,334,367.25	0.14
5% 4% of UPB	25	3,096,465.91	0.19
5% 4% 3% of UPB	40	3,884,325.97	0.23
5% 4% 3% 2% 1% of UPB	29	2,547,209.81	0.15
5% of Amt. Prepaid	26	3,967,213.62	0.24
5% of Orig. Bal.	10	784,641.89	0.05
5% of UPB	79	10,484,508.10	0.63
6Mos. Int. on Amt. Prepaid	2,444	438,842,878.72	26.29
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3,742	588,674,672.18	35.27
6 Mos. Int. on 80% of UPB	231	36,912,509.18	2.21
6 Mos. Int. on UPB	156	19,681,018.81	1.18
6% of Amt. Prepaid	1	184,000.00	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,938	$883,131,969.64	52.92%
Stated	3,136	497,608,823.83	29.82
No Ratio	922	165,467,098.79	9.91
Limited	493	91,523,160.49	5.48
No Documentation	173	31,205,975.75	1.87
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	497	$89,095,652.34	7.50%
3.001 - 3.500	359	65,819,266.94	5.54
3.501 - 4.000	59	10,565,585.88	0.89
4.001 - 4.500	29	5,386,293.50	0.45
4.501 - 5.000	181	32,134,917.03	2.71
5.001 - 5.500	1,677	293,082,058.06	24.69
5.501 - 6.000	1,181	211,166,455.62	17.79
6.001 - 6.500	1,048	186,124,733.53	15.68
6.501 - 7.000	1,066	186,184,884.14	15.68
7.001 - 7.500	362	60,869,371.18	5.13
7.501 - 8.000	145	24,406,923.24	2.06
8.001 - 8.500	72	11,298,750.02	0.95
8.501 - 9.000	42	5,065,062.59	0.43
9.001 - 9.500	24	3,355,886.28	0.28
9.501 - 10.000	14	1,339,669.76	0.11
10.001 >=	11	1,391,358.06	0.12
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.500%
Maximum: 10.650%
Weighted Average: 5.731%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	68	$13,333,104.14	1.12%
1.500	3	503,871.99	0.04
2.000	3,680	667,627,166.03	56.23
3.000	2,975	499,425,637.48	42.06
5.000	40	6,252,449.11	0.53
6.000	1	144,639.42	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.425%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	6,702	$1,175,523,204.69	99.01%
1.500	20	3,721,970.32	0.31
2.000	43	7,627,889.79	0.64
3.000	2	413,803.37	0.03
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.009%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	2	$508,768.50	0.04%
10.001 - 10.500	9	2,106,287.80	0.18
10.501 - 11.000	62	11,381,595.21	0.96
11.001 - 11.500	172	34,443,835.77	2.90
11.501 - 12.000	358	66,392,870.46	5.59
12.001 - 12.500	534	100,461,676.37	8.46
12.501 - 13.000	815	156,857,973.96	13.21
13.001 - 13.500	828	150,206,680.86	12.65
13.501 - 14.000	1,118	200,604,908.60	16.90
14.001 - 14.500	952	162,139,136.10	13.66
14.501 - 15.000	869	145,000,998.30	12.21
15.001 - 15.500	496	76,739,130.90	6.46
15.501 - 16.000	329	47,767,091.83	4.02
16.001 - 16.500	109	16,008,928.67	1.35
16.501 - 17.000	81	12,131,057.20	1.02
17.001 - 17.500	20	2,857,099.99	0.24
17.501 - 18.000	9	991,523.39	0.08
18.001 - 18.500	3	540,304.26	0.05
18.501 - 19.000	1	147,000.00	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 9.750%
Maximum: 18.800%
Weighted Average: 13.717%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	259	$50,750,656.93	4.27%
5.501 - 6.000	470	89,369,338.56	7.53
6.001 - 6.500	786	154,043,741.03	12.97
6.501 - 7.000	1,291	250,902,189.59	21.13
7.001 - 7.500	1,161	206,141,055.32	17.36
7.501 - 8.000	1,181	196,259,743.88	16.53
8.001 - 8.500	754	115,116,005.26	9.70
8.501 - 9.000	478	70,434,252.98	5.93
9.001 - 9.500	185	26,437,690.35	2.23
9.501 - 10.000	133	18,725,411.93	1.58
10.001 - 10.500	40	5,088,505.74	0.43
10.501 - 11.000	23	2,926,753.14	0.25
11.001 - 11.500	5	944,523.46	0.08
12.501 - 13.000	1	147,000.00	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.252%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$297,261.42	0.03%
2004-07	2	562,531.15	0.05
2004-08	1	144,639.42	0.01
2004-10	2	232,120.66	0.02
2004-12	1	80,798.86	0.01
2005-01	2	327,409.30	0.03
2005-03	2	185,846.93	0.02
2005-04	1	102,912.35	0.01
2005-05	2	339,998.03	0.03
2005-06	10	1,771,416.27	0.15
2005-07	6	886,715.13	0.07
2005-08	8	1,499,246.90	0.13
2005-09	83	15,977,210.16	1.35
2005-10	206	38,540,088.80	3.25
2005-11	492	90,088,346.00	7.59
2005-12	1,396	244,924,999.97	20.63
2006-01	3,253	561,397,767.40	47.28
2006-02	17	3,354,099.23	0.28
2006-03	2	228,750.00	0.02
2006-04	1	101,853.45	0.01
2006-05	1	163,622.86	0.01
2006-06	2	332,976.08	0.03
2006-07	4	709,746.57	0.06
2006-08	3	909,021.45	0.08
2006-09	9	1,843,504.98	0.16
2006-10	15	2,456,259.23	0.21
2006-11	86	14,904,409.63	1.26
2006-12	302	53,131,198.32	4.48
2007-01	727	129,711,721.61	10.93
2007-02	30	5,420,083.92	0.46
2007-03	2	292,250.00	0.02
2007-04	1	74,739.52	0.01
2007-05	1	171,855.20	0.01
2007-06	1	237,800.00	0.02
2007-07	16	2,952,841.19	0.25
2008-11	1	63,376.84	0.01
2008-12	5	980,266.97	0.08
2009-01	72	11,773,172.11	0.99
2018-09	1	114,010.26	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

SAIL 2004-3 Collateral Summary –Group 2

Total Number of Loans	2,813	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$687,364,848	Yes	24.7%
Average Loan Principal Balance	$244,353	No	75.3%
Fixed Rate	31.4%		
Adjustable Rate	68.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.1%	Yes	62.1%
Weighted Average Margin	5.6%	No	37.9%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	28.8%
Weighted Average Floor	7.1%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	356.7	1.001-2.000	37.2%
Weighted Average Remaining Term (mo.)	354.9	2.001-3.000	20.8%
Weighted Average Loan Age (mo.)	1.8	3.001-4.000	0.0%
Weighted Average Combined LTV	80.0%	4.001-5.000	8.0%
Non-Zero Weighted Average FICO	648		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
% IO Loans	13.6%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	50.7%
First	98.1%	FL	5.3%
Second	1.9%	NY	5.3%
		IL	4.7%
Product Type		CO	3.0%
2/28 ARM (LIBOR)	50.0%		
Fixed Rate	30.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	17.8%	Primary Home	93.4%
Balloon	0.7%	Investment	5.4%
Other	0.7%	Second Home	1.2%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	316	$12,864,005.96	1.87%
50,000.01 - 100,000.00	672	47,498,369.31	6.91
100,000.01 - 150,000.00	296	36,565,681.63	5.32
150,000.01 - 200,000.00	182	31,918,876.78	4.64
200,000.01 - 250,000.00	117	26,371,715.07	3.84
250,000.01 - 300,000.00	63	17,212,897.00	2.50
300,000.01 - 350,000.00	184	62,227,433.47	9.05
350,000.01 - 400,000.00	401	150,058,461.10	21.83
400,000.01 - 450,000.00	193	82,493,619.48	12.00
450,000.01 - 500,000.00	176	84,108,375.48	12.24
500,000.01 - 550,000.00	72	37,786,632.17	5.50
550,000.01 - 600,000.00	50	28,825,343.72	4.19
600,000.01 - 650,000.00	41	26,003,151.69	3.78
650,000.01 - 700,000.00	14	9,636,269.27	1.40
700,000.01 - 750,000.00	9	6,559,363.49	0.95
750,000.01 - 800,000.00	1	793,000.00	0.12
800,000.01 - 850,000.00	4	3,302,307.35	0.48
850,000.01 - 900,000.00	4	3,540,295.60	0.52
900,000.01 - 950,000.00	8	7,328,439.05	1.07
950,000.01 - 1,000,000.00	4	3,872,377.40	0.56
1,050,000.01 - 1,100,000.00	1	1,089,022.10	0.16
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.18
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.21
1,450,000.01 - 1,500,000.00	2	2,955,489.17	0.43
1,650,000.01 - 1,700,000.00	1	1,678,721.66	0.24
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: $20,645.56
Maximum: $1,678,721.66
Weighted Average: $244,352.95

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	71	$31,336,199.52	4.56%
5.501 - 6.000	233	93,687,631.88	13.63
6.001 - 6.500	354	132,013,037.30	19.21
6.501 - 7.000	480	154,314,093.07	22.45
7.001 - 7.500	322	91,657,098.35	13.33
7.501 - 8.000	310	72,296,107.94	10.52
8.001 - 8.500	241	42,485,758.94	6.18
8.501 - 9.000	262	30,253,447.41	4.40
9.001 - 9.500	136	10,981,785.12	1.60
9.501 - 10.000	181	13,936,379.83	2.03
10.001 - 10.500	100	6,659,121.17	0.97
10.501 - 11.000	59	4,032,052.77	0.59
11.001 - 11.500	33	1,822,103.21	0.27
11.501 - 12.000	17	1,067,111.79	0.16
12.001 - 12.500	9	507,220.06	0.07
12.501 - 13.000	3	149,694.29	0.02
13.001 - 13.500	1	107,228.11	0.02
13.501 - 14.000	1	58,777.19	0.01
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 4.500%
Maximum: 13.750%
Weighted Average: 7.062%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	70	$9,715,512.46	1.41%
181 - 240	49	4,282,496.60	0.62
301 - 360	2,694	673,366,838.89	97.96
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$109,434.65	0.02%
171 - 180	69	9,606,077.81	1.40
181 - 240	49	4,282,496.60	0.62
301 - 360	2,694	673,366,838.89	97.96
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 170.0
Maximum: 360.0
Weighted Average: 354.9

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$299,901.78	0.04%
20.001 - 30.000	9	1,353,037.63	0.20
30.001 - 40.000	25	5,604,428.58	0.82
40.001 - 50.000	40	8,415,517.56	1.22
50.001 - 60.000	83	27,762,235.31	4.04
60.001 - 70.000	305	88,892,314.11	12.93
70.001 - 80.000	1,101	270,258,719.00	39.32
80.001 - 90.000	826	199,756,665.37	29.06
90.001 - 100.000	421	85,022,028.61	12.37
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum:	12.500%
Maximum:	100.000%
Weighted Average:	79.963%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	4	$184,600.84	0.03%
451 - 500	6	635,527.51	0.09
501 - 550	395	55,858,405.03	8.13
551 - 600	519	101,566,290.72	14.78
601 - 650	712	169,668,538.34	24.68
651 - 700	778	241,162,190.58	35.09
701 - 750	276	80,523,260.24	11.71
751 - 800	118	36,559,904.36	5.32
801 >=	5	1,206,130.33	0.18
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Non- Zero Minimum:	492
Maximum:	816
Non-Zero WA:	648

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,343	$332,615,444.11	48.39%
Purchase	1,102	259,849,775.61	37.80
Rate/Term Refinance	362	93,915,566.60	13.66
Debt Consolidation	2	575,710.12	0.08
Home Improvement	4	408,351.51	0.06
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,133	$524,984,812.75	76.38%
PUD	279	89,592,728.46	13.03
2-4 Family	150	33,449,043.03	4.87
Condo	163	31,886,457.14	4.64
Manufactured Housing	82	6,870,491.39	1.00
Row House	4	373,538.38	0.05
Townhouse	2	207,776.80	0.03
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	618	$211,266,438.19	30.74%
CA-N	383	137,487,732.16	20.00
FL	221	36,706,261.15	5.34
NY	99	36,190,234.51	5.27
IL	159	32,404,439.76	4.71
CO	59	20,664,047.34	3.01
TX	153	16,716,091.47	2.43
MD	55	16,331,450.09	2.38
MA	39	13,427,946.78	1.95
NJ	57	13,332,154.25	1.94
AZ	45	11,843,466.23	1.72
MI	102	11,537,624.92	1.68
VA	37	10,516,218.68	1.53
MN	35	9,757,294.73	1.42
WA	40	9,700,269.63	1.41
NV	36	9,467,675.60	1.38
OH	76	7,137,358.10	1.04
HI	18	6,396,344.29	0.93
UT	23	5,897,810.89	0.86
GA	32	5,811,295.46	0.85
NC	39	5,791,426.74	0.84
CT	25	5,761,191.62	0.84
MO	47	5,673,667.62	0.83
PA	65	5,314,283.92	0.77
OR	21	5,004,879.85	0.73
IN	54	4,881,370.83	0.71
SC	27	4,009,729.87	0.58
NH	9	2,779,549.62	0.40
TN	42	2,542,344.48	0.37
WI	35	2,478,306.56	0.36
Other	162	20,535,942.61	2.99
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	780	$197,909,510.52	28.79%
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,608.40	0.08
1% of Amt. Prepaid	68	7,567,270.87	1.10
1% of Orig. Bal.	41	3,706,667.56	0.54
1% of UPB	63	6,812,711.19	0.99
2 Mos. Int. on Amt. Prepaid	7	1,012,061.00	0.15
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	1,465,173.17	0.21
2 Mos. Int. on UPB	7	1,213,669.26	0.18
2% of Amt. Prepaid	19	4,281,441.84	0.62
2% of UPB	64	10,925,975.93	1.59
3 Mos. Int. on UPB	30	10,039,799.90	1.46
3% 2% 1% of UPB	1	82,407.70	0.01
3% 2% of UPB	1	110,000.00	0.02
3% of Orig. Bal.	4	1,517,020.86	0.22
3% of UPB	5	313,736.07	0.05
5% 4% of UPB	4	252,637.51	0.04
5% 4% 3% of UPB	10	787,797.41	0.11
5% 4% 3% 2% 1% of UPB	16	1,157,695.13	0.17
5% of Amt. Prepaid	9	1,904,411.83	0.28
5% of Orig. Bal.	2	94,660.63	0.01
5% of UPB	48	6,213,768.36	0.90
6 Mos. Int. on Amt. Prepaid	388	110,377,878.21	16.06
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	843	252,978,401.05	36.80
6 Mos. Int. on 80% of UPB	56	13,280,979.56	1.93
6 Mos. Int. on UPB	339	52,786,563.99	7.68
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,338	$265,976,384.19	38.70%
Stated	869	188,957,651.60	27.49
No Ratio	253	96,990,429.67	14.11
Limited	253	96,340,386.39	14.02
No Documentation	100	39,099,996.10	5.69
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 3.000	123	$51,633,375.79	10.96%
3.001 - 3.500	76	23,098,615.81	4.90
3.501 - 4.000	13	3,235,158.04	0.69
4.001 - 4.500	6	1,153,261.10	0.24
4.501 - 5.000	59	18,226,273.28	3.87
5.001 - 5.500	418	100,733,786.24	21.38
5.501 - 6.000	356	88,789,260.27	18.84
6.001 - 6.500	371	74,206,071.60	15.75
6.501 - 7.000	345	69,109,565.80	14.67
7.001 - 7.500	131	21,824,659.50	4.63
7.501 - 8.000	61	8,666,736.87	1.84
8.001 - 8.500	42	4,741,082.48	1.01
8.501 - 9.000	29	3,311,627.20	0.70
9.001 - 9.500	15	1,102,069.06	0.23
9.501 - 10.000	13	1,236,431.18	0.26
10.001 >=	4	163,825.62	0.03
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.750%
Maximum: 11.375%
Weighted Average: 5.637%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	18	$5,359,163.64	1.14%
1.500	443	74,174,628.35	15.74
2.000	798	222,689,932.48	47.26
3.000	791	166,581,994.51	35.35
5.000	11	2,051,445.34	0.44
6.000	1	374,635.52	0.08
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.280%

Periodic Cap			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
1.000	1,608	$393,202,083.36	83.44%
1.500	446	74,970,142.77	15.91
2.000	7	2,832,400.52	0.60
3.000	1	227,173.19	0.05
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.087%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$360,000.00	0.08%
10.001 - 10.500	3	1,328,442.25	0.28
10.501 - 11.000	22	10,330,733.98	2.19
11.001 - 11.500	35	15,490,408.49	3.29
11.501 - 12.000	97	39,637,200.83	8.41
12.001 - 12.500	116	43,971,474.95	9.33
12.501 - 13.000	143	50,722,828.56	10.76
13.001 - 13.500	166	53,747,080.55	11.41
13.501 - 14.000	276	73,974,296.81	15.70
14.001 - 14.500	266	59,993,834.39	12.73
14.501 - 15.000	324	56,147,190.15	11.91
15.001 - 15.500	171	27,787,265.60	5.90
15.501 - 16.000	185	19,676,700.85	4.18
16.001 - 16.500	110	8,413,054.13	1.79
16.501 - 17.000	79	6,274,815.22	1.33
17.001 - 17.500	35	1,892,073.16	0.40
17.501 - 18.000	17	773,774.39	0.16
18.001 - 18.500	11	451,745.94	0.10
18.501 - 19.000	4	212,492.29	0.05
19.001 - 19.500	1	46,387.30	0.01
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 9.875%
Maximum: 19.200%
Weighted Average: 13.663%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	73	$31,726,965.13	6.73%
5.501 - 6.000	121	48,260,007.67	10.24
6.001 - 6.500	206	70,671,712.83	15.00
6.501 - 7.000	333	98,401,829.29	20.88
7.001 - 7.500	261	72,918,666.66	15.47
7.501 - 8.000	261	60,737,610.20	12.89
8.001 - 8.500	207	36,989,856.38	7.85
8.501 - 9.000	234	26,377,561.98	5.60
9.001 - 9.500	116	9,182,519.94	1.95
9.501 - 10.000	125	9,699,405.31	2.06
10.001 - 10.500	57	3,093,507.10	0.66
10.501 - 11.000	32	1,561,499.35	0.33
11.001 - 11.500	21	866,580.69	0.18
11.501 - 12.000	10	516,290.08	0.11
12.001 - 12.500	5	227,787.23	0.05
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 2.250%
Maximum: 12.250%
Weighted Average: 7.134%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-07	1	$35,779.39	0.01%
2004-11	2	290,720.42	0.06
2005-02	1	396,395.52	0.08
2005-04	3	553,408.42	0.12
2005-05	3	197,122.22	0.04
2005-06	5	301,022.12	0.06
2005-07	5	518,403.73	0.11
2005-08	9	2,315,507.85	0.49
2005-09	26	8,170,203.80	1.73
2005-10	56	12,604,333.90	2.67
2005-11	133	39,213,207.07	8.32
2005-12	462	107,105,451.94	22.73
2006-01	731	171,444,633.39	36.38
2006-02	3	1,451,500.00	0.31
2006-07	2	659,640.50	0.14
2006-08	1	466,400.00	0.10
2006-09	6	1,514,716.56	0.32
2006-10	11	2,826,352.24	0.60
2006-11	72	16,682,332.80	3.54
2006-12	344	61,742,221.80	13.10
2007-01	158	35,697,593.14	7.58
2007-02	3	1,230,750.00	0.26
2007-06	2	748,000.00	0.16
2007-07	2	712,300.00	0.15
2008-10	1	44,908.80	0.01
2008-12	3	539,884.18	0.11
2009-01	17	3,769,010.05	0.80
Total:	**2,062**	**$471,231,799.84**	**100.00%**

$2,242,516,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	$1,066,796,000	1M Libor	1.50	1-48	11.35%	0.16%	4/25/2034	AAA/AAA
A2(4)	$200,000,000	1M Libor	1.50	1-48	11.35%	0.14%	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$510,487,000	(5)	6.16	48-91	11.35%	(5)	4/25/2034	AAA/AAA
A4(4)	$164,054,000	1M Libor	1.00	1-27	11.35%	0.10%	4/25/2034	AAA/AAA
A5(4)	$56,645,000	1M Libor	2.95	27-48	11.35%	0.20%	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$107,055,000	1M Libor	5.00	38-91	6.60%	0.65%	4/25/2034	AA/AA
M2	$61,979,000	1M Libor	4.98	37-91	3.85%	1.80%	4/25/2034	A/A
M3	$16,903,000	1M Libor	4.97	37-91	3.10%	1.95%	4/25/2034	A-/A-
M4	$16,903,000	1M Libor	4.96	37-91	2.35%	2.75%	4/25/2034	BBB+/BBB+
M5	$16,903,000	1M Libor	4.77	37-87	1.60%	3.00%	4/25/2034	BBB/BBB
M6	$11,268,000	1M Libor	4.39	37-73	1.10%	3.00%	4/25/2034	BBB-/BBB-
B	$13,523,000	6.00%	3.55	37-58	0.50%	N/A	4/25/2034	BB+/BB+

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	$1,066,796,000	1M Libor	1.50	1-48	11.35%	0.16%	4/25/2034	AAA/AAA
A2(4)	$200,000,000	1M Libor	1.50	1-48	11.35%	0.14%	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$510,487,000	(5)	7.10	48-201	11.35%	(5)	4/25/2034	AAA/AAA
A4(4)	$164,054,000	1M Libor	1.00	1-27	11.35%	0.10%	4/25/2034	AAA/AAA
A5(4)	$56,645,000	1M Libor	2.95	27-48	11.35%	0.20%	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$107,055,000	1M Libor	5.44	38-147	6.60%	0.65%	4/25/2034	AA/AA
M2	$61,979,000	1M Libor	5.29	37-127	3.85%	1.80%	4/25/2034	A/A
M3	$16,903,000	1M Libor	5.13	37-106	3.10%	1.95%	4/25/2034	A-/A-
M4	$16,903,000	1M Libor	5.00	37-98	2.35%	2.75%	4/25/2034	BBB+/BBB+
M5	$16,903,000	1M Libor	4.77	37-87	1.60%	3.00%	4/25/2034	BBB/BBB
M6	$11,268,000	1M Libor	4.39	37-73	1.10%	3.00%	4/25/2034	BBB-/BBB-
B	$13,523,000	6.00%	3.55	37-58	0.50%	N/A	4/25/2034	BB+/BB+

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Certificates sold at a discount will be priced at 30% CPR.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1. The A3(1) Component will have an approximate component balance of $365,146,390.05.

(4) The Class A2, Class A4 and Class A5 Certificates and the A3(2) Component are the Senior Certificates of Group 2. The A3(2) Component will have an approximate component balance of $145,340,609.95.

(5) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of 2.206% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus 0.55%. This margin may be increased if the 10% call is not exercised, as described herein.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

I. Prior to the Stepdown Date, or whenever a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order;

2) All Group 2 Principal will be paid to the Class A2, A4 and A5 Certificates and the A3(2) Component, as follows:
   a) to the Class A2, Class A4 and Class A5 Certificates, proportionately based on the balance of the Class A2 in (i) and the aggregate balance of the Class A4 and Class A5 in (ii), concurrently as follows:
      (i) to the Class A2, until reduced to zero
      (ii) to the Class A4 and Class A5, sequentially and in that order, until reduced to zero
   b) to the A3(2) Component, until reduced to zero

3) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step 1 above (in the case of the Group 1 Senior Certificates) or Step 2 above (in the case of the Group 2 Senior Certificates), until all the Senior Certificates have been reduced to zero;

4) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order, until reduced to zero.

II. On or after the Stepdown Date and as long as a Trigger Event is in effect:

1) All principal from Group 1 will be paid to the Group 1 Senior Certificates and all principal from Group 2 will be paid to the Group 2 Senior Certificates, concurrently and in accordance with the priorities in Steps (I)(1) and (I)(2) above, provided, however, that principal will only be allocated to the Senior Certificates in the amount required to achieve the aggregate Targeted Senior Enhancement Percentage;

2) If the Senior Certificates related to one group have been retired, all principal from that group will be allocated to the Senior Certificates of the unrelated group, in accordance with either Step (I)(1) above (in the case of the Group 1 Senior Certificates) or Step (I)(2) above (in the case of the Group 2 Senior Certificates), until the Targeted Senior Enhancement Percentage has been reached;

3) All remaining principal will be allocated to the Class M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order, until the Credit Enhancement behind each class is equal to two times the Initial Enhancement Percentage.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage, or (ii) the 37th distribution date.

Interest Payment Priority

The Interest Rates for the Class A1, A2, A4, A5, M1, M2, M3, M4, M5 and M6 Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on March 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in April 2006 will receive interest based on this new floating rate. The Interest Rate for the Class B will be equal to the lesser of (i) 6.00% and (ii) its Net Funds Cap (as defined herein). Interest for the Class A3 and Class B Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates, the Class B Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A4, A5, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2, Class A3, Class A4 and Class A5 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	387,666,355.95	153,242,644.05	540,909,000
7-12	290,749,946.14	114,932,053.86	405,682,000
13-18	242,291,382.88	95,776,617.12	338,068,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,712,477,354.71
3	1,686,938,996.41
4	1,655,658,523.25
5	1,620,785,332.28
6	1,582,363,732.29
7	1,538,747,107.78
8	1,492,486,759.30
9	1,438,494,732.84
10	1,381,071,090.03
11	1,322,203,564.03
12	1,264,611,777.05

Month	Approximate Notional Balance ($)
13	1,207,954,371.97
14	1,135,994,807.28
15	1,083,209,422.49
16	1,029,966,641.04
17	975,750,581.50
18	906,242,802.44
19	818,048,568.53
20	754,423,242.13
21	697,878,570.05
22	644,432,712.32
23	592,353,325.85
24	542,990,434.31

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (32.92%), People's Choice (12.90%),Wells Fargo (12.49%), Aames (9.05%), Fieldstone (8.24%) Aurora (6.90%) and Option One (4.49%) and as of the closing date will be serviced by Wells Fargo (53.55%), Chase (32.87%), Aurora (7.96%), Option One (4.49%) and Ocwen (1.14%).

Mortgage Insurance

Approximately 63.36% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty Corp., Amerin, Mortgage Guarantee Insurance Corporation, or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2, A3, A4 and A5 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1, A2, A4 and A5 will double, the stated interest rate on Class A3 will increase by 0.25%, the margins on the Class M1, M2, M3, M4, M5 and M6 will increase to 1.5 times their initial margin and the Class B Interest Rate will increase to 6.50%.

Credit Enhancement

Subordination

Classes A1, A2, A3, A4, A5 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3, A4, A5 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2, A3, A4 and A5) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 66% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed the following levels set by the rating agencies:

Distribution Date	Loss Percentage
April 2007 to March 2008	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2008 to March 2009	3.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2009 to March 2010	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
April 2010 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.


A1
AAA/AAA
Libor Floater
(Group 1)
A2
AAA/AAA
Libor Floater
(Group 2)
A4
AAA/AAA
Libor Floater
(Group 2)
A5
AAA/AAA
Libor Floater
(Group 2)
A-IO
AAA/AAA
6.00% Interest
Rate
A3
AAA/AAA
Fixed-Floating
(Component Certificate)
M1
AA/AA
Libor Floater
M2
A/A
Libor Floater
M3
A-/A-
Libor Floater
M4
BBB+/BBB+
Libor Floater
M5
BBB/BBB
Libor Floater
M6
BBB-/BBB-
Libor Floater
B
BB+/BB+
6.00%

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2, A3, A4 and A5

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts

MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-3
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 25, 2004
Cut-Off Date:	March 1, 2004
Pricing Date:	March 23, 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 on Classes A1, A2, A4, A5, M1, M2, M3, M4, M5 and M6
	30/360 on Class A3, Class B and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 95.51% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 4.49% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter. The remaining 0.00% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments $1 in excess thereof for the Class A1, A2, A3, A4, A5. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	12.20	8.32	6.16	4.72	3.57
Window (mos)	98-177	66-122	48-91	33-71	26-57
Expected Final Mat.	12/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class A4					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2008	3/25/2007	6/25/2006	12/25/2005	8/25/2005
Class A5					
Avg. Life (yrs)	6.19	4.12	2.95	2.19	1.76
Window (mos)	55-98	36-66	27-48	21-33	17-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	9.74	6.61	5.00	4.24	3.94
Window (mos)	56-177	37-122	38-91	40-71	42-57
Expected Final Mat.	12/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M2					
Avg. Life (yrs)	9.74	6.61	4.98	4.15	3.73
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	12/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M3					
Avg. Life (yrs)	9.74	6.61	4.97	4.11	3.66
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	12/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M4					
Avg. Life (yrs)	9.73	6.60	4.96	4.10	3.61
Window (mos)	56-177	37-122	37-91	37-71	38-57
Expected Final Mat.	12/25/2018	5/25/2014	10/25/2011	2/25/2010	12/25/2008
Class M5					
Avg. Life (yrs)	9.40	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	7/25/2018	1/25/2014	6/25/2011	11/25/2009	10/25/2008
Class M6					
Avg. Life (yrs)	8.69	5.84	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	4/25/2016	5/25/2012	4/25/2010	11/25/2008	12/25/2007
Class B					
Avg. Life (yrs)	6.90	4.61	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	12/25/2013	10/25/2010	1/25/2009	12/25/2007	4/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006
Class A3			
Avg. Life (yrs)	8.03	5.15	3.34
Window (mos)	63-118	36-76	25-54
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class A4			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	2/25/2007	2/25/2006	7/25/2005
Class A5			
Avg. Life (yrs)	3.97	2.38	1.68
Window (mos)	35-63	23-36	16-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.38	4.41	3.91
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.35	3.67
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class M4			
Avg. Life (yrs)	6.37	4.31	3.54
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	1/25/2014	7/25/2010	9/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	9/25/2013	4/25/2010	7/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	2/25/2012	4/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	7/25/2010	4/25/2008	4/25/2007

Sensitivity Analysis – To Maturity					
Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.10	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	13.70	9.55	7.10	5.45	4.16
Window (mos)	98-323	66-260	48-201	33-159	26-129
Expected Final Mat.	2/25/2031	11/25/2025	12/25/2020	6/25/2017	12/25/2014
Class A4					
Avg. Life (yrs)	2.05	1.36	1.00	0.78	0.63
Window (mos)	1-55	1-36	1-27	1-21	1-17
Expected Final Mat.	10/25/2008	3/25/2007	6/25/2006	12/25/2005	8/25/2005
Class A5					
Avg. Life (yrs)	6.19	4.12	2.95	2.19	1.76
Window (mos)	55-98	36-66	27-48	21-33	17-26
Expected Final Mat.	5/25/2012	9/25/2009	3/25/2008	12/25/2006	5/25/2006

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class M1					
Avg. Life (yrs)	10.47	7.18	5.44	4.57	4.21
Window (mos)	56-267	37-195	38-147	40-115	42-93
Expected Final Mat.	6/25/2026	6/25/2020	6/25/2016	10/25/2013	12/25/2011
Class M2					
Avg. Life (yrs)	10.27	7.02	5.29	4.38	3.92
Window (mos)	56-238	37-169	37-127	38-99	39-80
Expected Final Mat.	1/25/2024	4/25/2018	10/25/2014	6/25/2012	11/25/2010
Class M3					
Avg. Life (yrs)	10.03	6.83	5.13	4.23	3.76
Window (mos)	56-204	37-143	37-106	38-83	39-67
Expected Final Mat.	3/25/2021	2/25/2016	1/25/2013	2/25/2011	10/25/2009
Class M4					
Avg. Life (yrs)	9.81	6.66	5.00	4.13	3.64
Window (mos)	56-190	37-132	37-98	37-76	38-61
Expected Final Mat.	1/25/2020	3/25/2015	5/25/2012	7/25/2010	4/25/2009
Class M5					
Avg. Life (yrs)	9.40	6.35	4.77	3.92	3.49
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	7/25/2018	1/25/2014	6/25/2011	11/25/2009	10/25/2008
Class M6					
Avg. Life (yrs)	8.69	5.84	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	4/25/2016	5/25/2012	4/25/2010	11/25/2008	12/25/2007
Class B					
Avg. Life (yrs)	6.90	4.61	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	12/25/2013	10/25/2010	1/25/2009	12/25/2007	4/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one.

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006
Class A3			
Avg. Life (yrs)	9.20	5.96	3.91
Window (mos)	63-251	36-170	25-121
Expected Final Mat.	2/25/2025	5/25/2018	4/25/2014
Class A4			
Avg. Life (yrs)	1.31	0.85	0.60
Window (mos)	1-35	1-23	1-16
Expected Final Mat.	2/25/2007	2/25/2006	7/25/2005
Class A5			
Avg. Life (yrs)	3.97	2.38	1.68
Window (mos)	35-63	23-36	16-25
Expected Final Mat.	6/25/2009	3/25/2007	4/25/2006

Sensitivity Analysis – To Maturity			
% CPR	20%	30%	40%
Class M1			
Avg. Life (yrs)	6.92	4.79	4.18
Window (mos)	37-188	39-124	42-88
Expected Final Mat.	11/25/2019	7/25/2014	7/25/2011
Class M2			
Avg. Life (yrs)	6.77	4.62	3.85
Window (mos)	37-163	38-106	39-76
Expected Final Mat.	10/25/2017	1/25/2013	7/25/2010
Class M3			
Avg. Life (yrs)	6.58	4.48	3.68
Window (mos)	37-138	38-89	39-63
Expected Final Mat.	9/25/2015	8/25/2011	6/25/2009
Class M4			
Avg. Life (yrs)	6.42	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	10/25/2014	1/25/2011	1/25/2009
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	9/25/2013	4/25/2010	7/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	2/25/2012	4/25/2009	10/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	7/25/2010	4/25/2008	4/25/2007

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.879427	3.34
6.889427	3.13
6.899427	2.92
6.909427	2.71
6.919427	2.50
6.929427	2.29
6.939427	2.08
6.949427	1.88
6.959427	1.67
Mod. Dur.	0.69[3]

(1) Shown at the Certificate pricing assumption as defined on page one.
(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.
(3) Assumes a price of 6.919427% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates and of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	4.93112	4.71665	4.87036	31	8.45012	7.95849	8.31084
2	8.17655	7.95469	8.11369	32	8.17550	7.69958	8.04067
3	7.90808	7.69316	7.84719	33	8.48613	7.95398	8.33537
4	8.15444	7.93214	8.09146	34	8.94515	8.50893	8.82156
5	7.86591	7.65059	7.80491	35	8.95497	8.50562	8.82767
6	7.83111	7.61560	7.77006	36	9.91108	9.41327	9.77005
7	8.46251	8.23935	8.39929	37	8.94891	8.49899	8.82145
8	8.14307	7.92690	8.08183	38	9.24408	8.77887	9.11228
9	8.34585	8.12225	8.28251	39	8.98158	8.49235	8.84297
10	7.99807	7.78148	7.93671	40	9.90458	9.48200	9.78486
11	7.90531	7.69288	7.84513	41	9.58952	9.17194	9.47121
12	8.65285	8.41747	8.58617	42	9.58575	9.16775	9.46732
13	7.95923	7.74614	7.89886	43	9.90137	9.46901	9.77888
14	8.09041	7.87003	8.02797	44	9.57820	9.15936	9.45954
15	7.73893	7.52548	7.67846	45	9.92604	9.46033	9.79409
16	7.89627	7.67553	7.83373	46	10.17199	9.78615	10.06267
17	7.53560	7.32183	7.47504	47	10.17558	9.78116	10.06383
18	7.38260	7.16868	7.32200	48	10.87259	10.45040	10.75297
19	8.83857	8.61442	8.77507	49	10.16668	9.77119	10.05463
20	8.43370	8.21641	8.37214	50	10.50098	10.09174	10.38503
21	8.70965	8.37915	8.61602	51	10.15779	9.76120	10.04543
22	9.56460	9.13057	9.44163	52	10.60647	10.29001	10.51681
23	9.45535	9.02070	9.33221	53	10.26772	9.95280	10.17850
24	10.34872	9.86729	10.21233	54	10.26312	9.94753	10.17371
25	7.66272	7.22767	7.53947	55	10.60048	10.27366	10.50789
26	7.91669	7.46694	7.78927	56	10.25393	9.93698	10.16414
27	7.69897	7.22447	7.56454	57	10.59098	10.26276	10.49799
28	8.47174	7.96889	8.32928	58	10.37758	10.13441	10.30869
29	8.19662	7.70967	8.05866	59	10.37733	10.12885	10.30694
30	8.19463	7.70751	8.05663	60	11.48392	11.20793	11.40574

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2004-3 Collateral Summary -Aggregate

Total Number of Loans	13,000	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,253,786,628	Yes	28.1%
Average Loan Principal Balance	$173,368	No	71.9%
Fixed Rate	29.3%		
Adjustable Rate	70.7%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.4%
Weighted Average Margin	5.7%	No	36.6%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	24.6%
Weighted Average Floor	7.2%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	355.1	1.001-2.000	43.5%
Weighted Average Remaining Term (mo.)	352.5	2.001-3.000	24.2%
Weighted Average Loan Age (mo.)	2.5	3.001-4.000	0.0%
Weighted Average Combined LTV	81.0%	4.001-5.000	2.4%
Non-Zero Weighted Average FICO	634		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
% IO Loans	9.3%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	41.3%
First	98.1%	FL	6.3%
Second	1.9%	IL	6.1%
		NY	4.9%
Product Type		CO	3.3%
2/28 ARM (LIBOR)	55.5%	TX	3.2%
Fixed Rate	28.6%		
3/27 ARM (LIBOR)	14.4%	**Occupancy Status**	
Balloon	0.7%	Primary Home	90.2%
Other	0.8%	Investment	8.7%
		Second Home	1.1%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,028	$37,610,715.78	1.67%
50,000.01 - 100,000.00	2,914	219,312,456.07	9.73
100,000.01 - 150,000.00	2,771	345,546,968.11	15.33
150,000.01 - 200,000.00	2,163	376,695,301.06	16.71
200,000.01 - 250,000.00	1,477	330,920,162.27	14.68
250,000.01 - 300,000.00	988	270,578,650.67	12.01
300,000.01 - 350,000.00	616	199,557,121.57	8.85
350,000.01 - 400,000.00	435	163,052,169.93	7.23
400,000.01 - 450,000.00	223	95,212,299.80	4.22
450,000.01 - 500,000.00	186	88,976,470.27	3.95
500,000.01 - 550,000.00	66	34,577,925.68	1.53
550,000.01 - 600,000.00	47	27,105,283.96	1.20
600,000.01 - 650,000.00	40	25,314,535.94	1.12
650,000.01 - 700,000.00	14	9,622,832.97	0.43
700,000.01 - 750,000.00	8	5,803,811.18	0.26
750,000.01 - 800,000.00	1	793,000.00	0.04
800,000.01 - 850,000.00	4	3,299,675.40	0.15
850,000.01 - 900,000.00	4	3,537,706.36	0.16
900,000.01 - 950,000.00	6	5,491,221.00	0.24
950,000.01 - 1,000,000.00	4	3,870,103.74	0.17
1,050,000.01 - 1,100,000.00	1	1,088,025.11	0.05
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.05
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.06
1,450,000.01 - 1,500,000.00	1	1,467,756.04	0.07
1,650,000.01 - 1,700,000.00	1	1,677,435.46	0.07
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Minimum: $1,315.16
Maximum: $1,677,435.46
Weighted Average: $173,368.20

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	313	$78,227,708.64	3.47%
5.501 - 6.000	900	217,648,640.86	9.66
6.001 - 6.500	1,494	348,672,268.35	15.47
6.501 - 7.000	2,275	484,837,029.10	21.51
7.001 - 7.500	1,886	347,954,035.27	15.44
7.501 - 8.000	1,891	315,800,410.99	14.01
8.001 - 8.500	1,266	183,098,717.46	8.12
8.501 - 9.000	990	124,411,773.06	5.52
9.001 - 9.500	492	50,648,729.22	2.25
9.501 - 10.000	609	50,257,497.57	2.23
10.001 - 10.500	285	19,366,663.67	0.86
10.501 - 11.000	284	18,057,238.08	0.80
11.001 - 11.500	142	7,699,065.72	0.34
11.501 - 12.000	87	4,035,947.43	0.18
12.001 - 12.500	44	1,431,094.01	0.06
12.501 - 13.000	17	749,899.51	0.03
13.001 - 13.500	10	332,211.26	0.01
13.501 - 14.000	10	373,955.35	0.02
14.001 - 14.250	2	39,124.74	0.00
14.251 >=	3	144,618.08	0.01
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.259%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,164,806.25	0.05%
171 - 180	526	45,667,793.86	2.03
181 - 240	295	21,586,852.88	0.96
241 - 300	5	833,517.99	0.04
301 - 360	12,160	2,184,533,657.39	96.93
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 355.1

Remaining Terms to Stated Maturity

(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,164,806.25	0.05%
171 - 180	526	45,667,793.86	2.03
181 - 240	295	21,586,852.88	0.96
241 - 300	5	833,517.99	0.04
301 - 360	12,160	2,184,533,657.39	96.93
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 352.5

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,286.21	0.00%
10.001 - 20.000	21	2,025,675.00	0.09
20.001 - 30.000	48	4,631,361.10	0.21
30.001 - 40.000	137	18,481,154.34	0.82
40.001 - 50.000	241	34,836,173.69	1.55
50.001 - 60.000	491	86,080,093.66	3.82
60.001 - 70.000	1,211	223,717,935.19	9.93
70.001 - 80.000	4,595	843,528,106.28	37.43
80.001 - 90.000	3,677	673,916,105.95	29.90
90.001 - 100.000	2,577	366,459,736.95	16.26
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 80.978%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	7	$617,563.92	0.03%
451 - 500	35	4,676,006.29	0.21
501 - 550	1,877	274,187,534.56	12.17
551 - 600	2,460	397,347,711.85	17.63
601 - 650	3,917	655,445,678.20	29.08
651 - 700	2,992	592,010,256.74	26.27
701 - 750	1,212	228,997,097.09	10.16
751 - 800	476	96,096,180.55	4.26
801 >=	24	4,408,599.17	0.20
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Non- Zero Minimum: 476
Maximum: 818
Non-Zero WA: 634

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,628	$1,153,457,533.49	51.18%
Purchase	4,852	826,300,597.48	36.66
Rate/Term Refinance	1,494	271,836,744.97	12.06
Home Improvement	24	2,168,538.55	0.10
Debt Consolidation	2	23,213.88	0.00
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	9,754	$1,649,612,761.36	73.19%
2-4 Family	1,161	235,250,863.96	10.44
PUD	1,056	210,277,049.88	9.33
Condo	925	149,242,199.28	6.62
Manufactured Housing	82	6,864,953.86	0.30
Row House	14	1,456,237.11	0.06
Townhouse	6	735,937.11	0.03
Coop	1	191,625.81	0.01
Condotel	1	155,000.00	0.01
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	2,862	$634,687,867.77	28.16%
CA-N	1,238	295,034,093.37	13.09
FL	1,055	141,326,893.97	6.27
IL	823	136,566,296.66	6.06
NY	468	110,846,611.77	4.92
CO	384	73,947,850.37	3.28
TX	702	72,571,002.65	3.22
HI	235	54,855,373.07	2.43
MA	218	52,553,528.36	2.33
AZ	347	49,537,767.13	2.20
MN	280	48,958,548.88	2.17
WA	276	46,953,548.06	2.08
NV	297	45,598,513.64	2.02
MD	255	45,311,580.35	2.01
MI	388	43,140,444.64	1.91
NJ	180	35,825,061.69	1.59
PA	294	31,583,958.61	1.40
OH	312	29,683,920.50	1.32
VA	161	26,819,761.61	1.19
CT	155	25,002,646.93	1.11
GA	182	24,792,570.75	1.10
UT	161	23,889,550.96	1.06
MO	177	19,132,422.28	0.85
OR	128	19,061,989.67	0.85
NC	135	17,070,709.44	0.76
WI	136	15,102,123.50	0.67
TN	152	13,313,378.34	0.59
IN	126	11,874,296.15	0.53
DC	54	9,715,011.56	0.43
RI	59	9,318,145.33	0.41
Other	760	89,711,160.36	3.98
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	3,288	$555,544,808.99	24.65%
1 Mo. Int. on UPB	3	434,090.42	0.02
1 Yr. Int. Amt. Prepaid >20% Orig. Bal.	3	572,090.45	0.03
1% of Amt. Prepaid	232	26,282,181.63	1.17
1% of Orig. Bal.	158	14,191,928.81	0.63
1% of UPB	270	27,560,118.80	1.22
2 Mos. Int. on Amt. Prepaid	40	6,210,185.22	0.28
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	71	11,333,316.98	0.50
2 Mos. Int. on 80% UPB	8	967,438.34	0.04
2 Mos. Int. on UPB	14	2,086,947.92	0.09
2% 1% of UPB	1	80,147.89	0.00
2% of Amt. Prepaid	51	9,076,264.42	0.40
2% of Orig. Bal.	2	338,020.46	0.01
2% of UPB	382	53,568,887.15	2.38
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,426.52	0.03
3 Mos. Int. on UPB	175	41,352,909.70	1.83
3% 2% 1% of UPB	22	1,914,125.79	0.08
3% 2% of UPB	4	480,168.67	0.02
3% of Amt. Prepaid	1	149,817.62	0.01
3% of Orig. Bal.	9	2,898,183.51	0.13
3% of UPB	20	2,335,210.59	0.10
5% 4% of UPB	29	3,346,123.94	0.15
5% 4% 3% of UPB	50	4,666,395.15	0.21
5% 4% 3% 2% 1% of UPB	43	3,299,343.52	0.15
5% of Amt. Prepaid	37	6,066,977.95	0.27
5% of Orig. Bal.	12	877,922.56	0.04
5% of UPB	120	15,711,855.24	0.70
6 Mos. Int. on Amt. Prepaid	2,788	536,947,272.37	23.82
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,413	807,257,961.67	35.82
6 Mos. Int. on 80% of UPB	269	47,062,431.21	2.09
6 Mos. Int. on UPB	480	70,384,409.12	3.12
6% of Amt. Prepaid	1	183,665.76	0.01
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,028	$1,103,340,081.70	48.95%
Stated	3,890	661,934,576.46	29.37
No Ratio	1,162	257,859,492.19	11.44
Limited	688	172,296,105.02	7.64
No Documentation	232	58,356,373.00	2.59
Total:	**13,000**	**$2,253,786,628.37**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	615	$139,692,484.51	8.77%
3.001 - 3.500	433	88,427,721.98	5.55
3.501 - 4.000	64	11,899,361.15	0.75
4.001 - 4.500	33	6,097,834.89	0.38
4.501 - 5.000	225	47,426,037.37	2.98
5.001 - 5.500	2,055	384,717,262.28	24.15
5.501 - 6.000	1,471	285,771,561.44	17.94
6.001 - 6.500	1,363	247,113,250.64	15.51
6.501 - 7.000	1,358	243,379,529.79	15.28
7.001 - 7.500	463	77,581,403.24	4.87
7.501 - 8.000	191	29,888,015.93	1.88
8.001 - 8.500	107	15,456,617.39	0.97
8.501 - 9.000	66	7,706,346.89	0.48
9.001 - 9.500	37	4,132,406.10	0.26
9.501 - 10.000	24	2,258,728.53	0.14
10.001 >=	15	1,554,054.71	0.10
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

Minimum: 1500%
Maximum: 11.375%
Weighted Average: 5.684%

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with, the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or underlying assets, the information contained in the Offering Document).

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	82	$17,571,350.34	1.10%
1.500	439	73,072,327.01	4.59
2.000	4,341	857,655,239.83	53.84
3.000	3,606	636,139,543.00	39.93
5.000	51	8,290,255.69	0.52
6.000	1	373,900.97	0.02
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.382%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8,021	$1,507,649,389.11	94.64%
1.500	448	74,799,864.12	4.70
2.000	50	10,453,965.34	0.66
3.000	1	199,398.27	0.01
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.030%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	3	$866,597.74	0.05%
10.001 - 10.500	12	3,428,867.23	0.22
10.501 - 11.000	82	21,231,517.19	1.33
11.001 - 11.500	205	49,384,642.51	3.10
11.501 - 12.000	445	103,380,281.18	6.49
12.001 - 12.500	637	141,380,250.96	8.87
12.501 - 13.000	924	199,270,876.36	12.51
13.001 - 13.500	957	194,347,333.69	12.20
13.501 - 14.000	1,345	263,430,688.22	16.54
14.001 - 14.500	1,170	210,692,381.82	13.23
14.501 - 15.000	1,154	194,032,674.46	12.18
15.001 - 15.500	640	99,834,572.33	6.27
15.501 - 16.000	495	64,102,122.06	4.02
16.001 - 16.500	204	23,059,447.91	1.45
16.501 - 17.000	153	17,532,785.22	1.10
17.001 - 17.500	52	4,251,058.95	0.27
17.501 - 18.000	24	1,618,615.63	0.10
18.001 - 18.500	14	991,304.32	0.06
18.501 - 19.000	3	220,224.59	0.01
19.001 - 19.500	1	46,374.47	0.00
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

Minimum: 9.750%
Maximum: 19.200%
Weighted Average: 13.690%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	324	$80,562,677.32	5.06%
5.501 - 6.000	573	132,307,119.44	8.30
6.001 - 6.500	960	215,639,863.59	13.54
6.501 - 7.000	1,573	336,646,630.67	21.13
7.001 - 7.500	1,374	267,906,061.10	16.82
7.501 - 8.000	1,400	248,515,382.56	15.60
8.001 - 8.500	919	144,492,705.83	9.07
8.501 - 9.000	682	92,356,743.63	5.80
9.001 - 9.500	289	34,140,285.02	2.14
9.501 - 10.000	246	26,466,497.13	1.66
10.001 - 10.500	88	7,250,576.11	0.46
10.501 - 11.000	52	4,295,045.97	0.27
11.001 - 11.500	26	1,809,827.77	0.11
11.501 - 12.000	8	338,579.93	0.02
12.001 - 12.500	5	227,691.49	0.01
12.501 - 13.000	1	146,929.28	0.01
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

Minimum:	2.250%
Maximum:	12.800%
Weighted Average:	7.212%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$58,253.15	0.00%
2005-01	1	115,793.97	0.01
2005-04	1	457,098.81	0.03
2005-06	12	1,844,821.09	0.12
2005-07	3	414,888.49	0.03
2005-08	6	1,590,389.67	0.10
2005-09	76	15,933,686.67	1.00
2005-10	233	45,347,577.49	2.85
2005-11	598	123,189,274.62	7.73
2005-12	1,787	334,621,637.78	21.00
2006-01	3,940	724,292,076.15	45.46
2006-02	19	4,539,060.86	0.28
2006-03	2	228,750.00	0.01
2006-05	1	101,997.39	0.01
2006-06	2	332,571.12	0.02
2006-07	1	373,500.00	0.02
2006-08	3	964,837.10	0.06
2006-09	8	1,574,211.15	0.10
2006-10	22	4,952,633.58	0.31
2006-11	156	31,253,081.37	1.96
2006-12	632	111,979,200.05	7.03
2007-01	884	165,388,880.20	10.38
2007-02	33	6,647,601.90	0.42
2007-03	2	292,250.00	0.02
2008-10	1	44,846.98	0.00
2008-11	1	63,252.42	0.00
2008-12	7	1,190,468.15	0.07
2009-01	88	15,309,976.68	0.96
Total:	**8,520**	**$1,593,102,616.84**	**100.00%**

SAIL 2004-3 Collateral Summary –Group 1

Total Number of Loans	10,359	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,615,275,858	Yes	29.5%
Average Loan Principal Balance	$155,930	No	70.5%
Fixed Rate	28.9%		
Adjustable Rate	71.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	76.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.8%
Weighted Average Margin	5.7%	No	36.2%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	23.6%
Weighted Average Floor	7.2%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.2	1.001-2.000	45.9%
Weighted Average Remaining Term (mo.)	351.8	2.001-3.000	25.3%
Weighted Average Loan Age (mo.)	2.5		
Weighted Average Combined LTV	81.4%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	629	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.7%	3% of the Cut-off Date principal balance)	
% IO Loans	7.7%	CA	37.5%
		IL	6.6%
Lien Position		FL	6.6%
First	98.2%	NY	4.9%
Second	1.8%	TX	3.5%
		CO	3.4%
Product Type		HI	3.0%
2/28 ARM (LIBOR)	57.6%		
Fixed Rate	28.1%	**Occupancy Status**	
3/27 ARM (LIBOR)	12.7%	Primary Home	89.0%
Balloon	0.8%	Investment	9.9%
Other	0.8%	Second Home	1.1%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances			
($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	723	$25,230,364.45	1.56%
50,000.01 - 100,000.00	2,274	174,182,876.85	10.78
100,000.01 - 150,000.00	2,494	311,535,601.35	19.29
150,000.01 - 200,000.00	1,996	347,397,411.84	21.51
200,000.01 - 250,000.00	1,369	306,618,813.11	18.98
250,000.01 - 300,000.00	930	254,797,718.72	15.77
300,000.01 - 350,000.00	436	138,678,870.64	8.59
350,000.01 - 400,000.00	67	25,319,732.14	1.57
400,000.01 - 450,000.00	40	16,820,925.13	1.04
450,000.01 - 500,000.00	26	12,517,660.15	0.77
500,000.01 - 550,000.00	3	1,546,776.23	0.10
600,000.01 - 650,000.00	1	629,107.83	0.04
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Minimum: $1,315.16
Maximum: $629,107.83
Weighted Average: $155,929.71

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	245	$48,068,371.56	2.98%
5.501 - 6.000	673	126,658,541.10	7.84
6.001 - 6.500	1,158	224,621,889.23	13.91
6.501 - 7.000	1,831	343,882,373.45	21.29
7.001 - 7.500	1,597	266,698,254.97	16.51
7.501 - 8.000	1,605	249,035,172.67	15.42
8.001 - 8.500	1,041	144,506,917.44	8.95
8.501 - 9.000	743	96,150,145.43	5.95
9.001 - 9.500	360	39,982,181.00	2.48
9.501 - 10.000	431	36,854,436.69	2.28
10.001 - 10.500	192	13,100,133.22	0.81
10.501 - 11.000	228	14,218,263.19	0.88
11.001 - 11.500	111	6,105,451.32	0.38
11.501 - 12.000	72	3,145,281.11	0.19
12.001 - 12.500	35	924,138.47	0.06
12.501 - 13.000	14	600,346.13	0.04
13.001 - 13.500	9	225,005.28	0.01
13.501 - 14.000	9	315,213.36	0.02
14.001 - 14.250	2	39,124.74	0.00
14.251 >=	3	144,618.08	0.01
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.340%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,164,806.25	0.07%
171 - 180	464	38,151,026.82	2.36
181 - 240	249	17,567,044.42	1.09
241 - 300	5	833,517.99	0.05
301 - 360	9,627	1,557,559,462.96	96.43
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,164,806.25	0.07%
171 - 180	464	38,151,026.82	2.36
181 - 240	249	17,567,044.42	1.09
241 - 300	5	833,517.99	0.05
301 - 360	9,627	1,557,559,462.96	96.43
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Minimum: 116.0
Maximum: 360.0
Weighted Average: 351.8

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,286.21	0.01%
10.001 - 20.000	18	1,725,817.50	0.11
20.001 - 30.000	40	3,733,468.88	0.23
30.001 - 40.000	114	13,420,105.47	0.83
40.001 - 50.000	201	26,427,281.65	1.64
50.001 - 60.000	412	60,874,328.04	3.77
60.001 - 70.000	929	143,064,943.30	8.86
70.001 - 80.000	3,557	590,254,270.28	36.54
80.001 - 90.000	2,907	488,913,505.13	30.27
90.001 - 100.000	2,179	286,751,851.98	17.75
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 81.360%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	6	$565,667.73	0.04%
451 - 500	31	4,123,307.03	0.26
501 - 550	1,499	220,785,717.40	13.67
551 - 600	1,975	303,770,809.61	18.81
601 - 650	3,239	495,157,942.17	30.65
651 - 700	2,260	364,299,168.97	22.55
701 - 750	959	158,773,932.79	9.83
751 - 800	371	64,595,525.36	4.00
801 >=	19	3,203,787.38	0.20
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Non- Zero Minimum: 476
Maximum: 818
Non-Zero WA: 629

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	5,359	$842,477,206.56	52.16%
Purchase	3,832	588,365,655.84	36.43
Rate/Term Refinance	1,146	182,649,389.43	11.31
Home Improvement	20	1,760,392.73	0.11
Debt Consolidation	2	23,213.88	0.00
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	7,756	$1,163,023,991.21	72.00%
2-4 Family	1,018	204,136,121.34	12.64
PUD	798	127,396,321.02	7.89
Condo	771	118,761,210.64	7.35
Row House	10	1,083,138.88	0.07
Townhouse	4	528,449.54	0.03
Coop	1	191,625.81	0.01
Condotel	1	155,000.00	0.01
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,285	$439,427,239.68	27.20%
CA-N	881	166,425,881.50	10.30
IL	675	106,912,854.57	6.62
FL	847	106,745,548.63	6.61
NY	377	78,934,739.38	4.89
TX	553	56,495,790.45	3.50
CO	327	54,640,552.76	3.38
HI	217	48,468,174.16	3.00
MA	181	39,928,486.94	2.47
MN	244	39,094,057.94	2.42
AZ	305	38,789,205.79	2.40
WA	241	38,106,439.04	2.36
NV	261	36,143,934.85	2.24
MI	288	31,936,097.15	1.98
MD	205	31,257,433.66	1.94
PA	230	26,201,425.49	1.62
NJ	129	23,534,214.67	1.46
OH	241	23,177,524.85	1.43
GA	155	19,718,053.54	1.22
CT	130	19,248,308.31	1.19
UT	138	17,998,296.41	1.11
VA	127	17,066,417.42	1.06
OR	107	14,065,105.40	0.87
MO	132	14,009,189.27	0.87
WI	102	12,660,117.22	0.78
NC	98	11,689,420.64	0.72
TN	113	10,946,649.22	0.68
RI	56	8,707,953.93	0.54
NM	55	7,569,007.53	0.47
DC	46	7,302,806.99	0.45
Other	613	68,074,931.05	4.21
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,576	$381,192,879.36	23.60%
1 Mo. Int. on UPB	3	434,090.42	0.03
1% of Amt. Prepaid	166	18,947,872.46	1.17
1% of Orig. Bal.	117	10,559,010.84	0.65
1% of UPB	212	21,355,911.62	1.32
2 Mos. Int. on Amt. Prepaid	33	5,199,792.48	0.32
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	66	9,869,344.05	0.61
2 Mos. Int. on 80% UPB	8	967,438.34	0.06
2 Mos. Int. on UPB	7	874,786.28	0.05
2% 1% of UPB	1	80,147.89	0.00
2% of Amt. Prepaid	33	4,931,610.58	0.31
2% of Orig. Bal.	2	338,020.46	0.02
2% of UPB	320	43,184,467.15	2.67
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,426.52	0.04
3 Mos. Int. on UPB	145	31,324,161.97	1.94
3% 2% 1% of UPB	21	1,831,760.72	0.11
3% 2% of UPB	4	480,168.67	0.03
3% of Amt. Prepaid	1	149,817.62	0.01
3% of Orig. Bal.	5	1,382,762.05	0.09
3% of UPB	16	2,087,716.44	0.13
5% 4% of UPB	24	2,889,386.71	0.18
5% 4% 3% of UPB	40	3,879,962.95	0.24
5% 4% 3% 2% 1% of UPB	28	2,503,828.10	0.16
5% of Amt. Prepaid	26	3,960,462.66	0.25
5% of Orig. Bal.	10	783,354.05	0.05
5% of UPB	76	10,066,615.58	0.62
6 Mos. Int. on Amt. Prepaid	2,417	432,668,085.71	26.79
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3,625	568,638,031.01	35.20
6 Mos. Int. on 80% of UPB	224	35,417,448.27	2.19
6 Mos. Int. on UPB	148	18,487,831.72	1.14
6% of Amt. Prepaid	1	183,665.76	0.01
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	5,781	$858,358,052.05	53.14%
Stated	3,054	481,766,316.95	29.83
No Ratio	913	163,375,111.20	10.11
Limited	456	84,361,294.83	5.22
No Documentation	155	27,415,083.41	1.70
Total:	**10,359**	**$1,615,275,858.44**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	492	$88,117,391.04	7.67%
3.001 - 3.500	357	65,351,632.61	5.69
3.501 - 4.000	55	9,818,666.59	0.85
4.001 - 4.500	27	4,946,825.95	0.43
4.501 - 5.000	168	29,604,205.04	2.58
5.001 - 5.500	1,655	288,492,685.94	25.10
5.501 - 6.000	1,138	202,650,115.92	17.63
6.001 - 6.500	1,015	179,550,527.99	15.62
6.501 - 7.000	1,033	179,396,831.92	15.61
7.001 - 7.500	343	57,640,312.05	5.02
7.501 - 8.000	134	22,544,867.58	1.96
8.001 - 8.500	69	10,950,256.47	0.95
8.501 - 9.000	38	4,454,561.49	0.39
9.001 - 9.500	23	3,180,046.33	0.28
9.501 - 10.000	12	1,092,956.63	0.10
10.001 >=	11	1,390,372.59	0.12
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

Minimum:	1.500%
Maximum:	10.650%
Weighted Average:	5.717%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	66	$12,868,863.10	1.12%
1.500	1	103,769.30	0.01
2.000	3,588	649,012,098.12	56.48
3.000	2,875	480,956,148.05	41.85
5.000	40	6,241,377.57	0.54
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

Minimum: 1.000%
Maximum: 5.000%
Weighted Average: 2.424%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,516	$1,139,527,351.61	99.16%
1.500	10	1,831,306.41	0.16
2.000	43	7,624,199.85	0.66
3.000	1	199,398.27	0.02
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.008%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	2	$507,484.84	0.04%
10.001 - 10.500	9	2,102,642.88	0.18
10.501 - 11.000	61	11,140,482.08	0.97
11.001 - 11.500	170	33,912,765.38	2.95
11.501 - 12.000	350	64,768,869.91	5.64
12.001 - 12.500	523	97,986,353.95	8.53
12.501 - 13.000	789	152,086,924.58	13.23
13.001 - 13.500	805	145,218,645.85	12.64
13.501 - 14.000	1,086	194,394,389.82	16.92
14.001 - 14.500	926	156,689,771.90	13.63
14.501 - 15.000	847	140,699,771.24	12.24
15.001 - 15.500	474	72,990,856.60	6.35
15.501 - 16.000	318	45,843,822.28	3.99
16.001 - 16.500	103	15,350,316.03	1.34
16.501 - 17.000	76	11,381,624.71	0.99
17.001 - 17.500	18	2,429,835.16	0.21
17.501 - 18.000	9	990,835.47	0.09
18.001 - 18.500	3	539,934.18	0.05
18.501 - 19.000	1	146,929.28	0.01
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

Minimum: 9.750%
Maximum: 18.800%
Weighted Average: 13.708%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	253	$49,365,120.80	4.30%
5.501 - 6.000	457	86,489,452.83	7.53
6.001 - 6.500	765	148,950,435.99	12.96
6.501 - 7.000	1,258	244,587,933.22	21.28
7.001 - 7.500	1,132	200,194,192.16	17.42
7.501 - 8.000	1,153	190,941,982.22	16.62
8.001 - 8.500	725	110,181,293.44	9.59
8.501 - 9.000	460	67,341,958.44	5.86
9.001 - 9.500	179	25,516,567.05	2.22
9.501 - 10.000	123	17,178,087.13	1.49
10.001 - 10.500	36	4,419,762.70	0.38
10.501 - 11.000	23	2,924,677.56	0.25
11.001 - 11.500	5	943,863.32	0.08
12.501 - 13.000	1	146,929.28	0.01
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.246%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-10	1	$58,253.15	0.01%
2005-01	1	115,793.97	0.01
2005-06	9	1,650,852.67	0.14
2005-07	2	362,649.34	0.03
2005-08	3	581,671.17	0.05
2005-09	62	11,692,237.23	1.02
2005-10	183	33,724,618.25	2.93
2005-11	477	87,084,288.74	7.58
2005-12	1,355	237,056,412.61	20.63
2006-01	3,222	555,607,516.43	48.35
2006-02	16	3,087,560.86	0.27
2006-03	2	228,750.00	0.02
2006-05	1	101,997.39	0.01
2006-06	2	332,571.12	0.03
2006-08	2	498,949.80	0.04
2006-09	5	888,446.18	0.08
2006-10	13	2,226,181.07	0.19
2006-11	84	14,590,166.26	1.27
2006-12	296	52,025,280.57	4.53
2007-01	726	129,297,600.96	11.25
2007-02	30	5,417,554.71	0.47
2007-03	2	292,250.00	0.03
2008-11	1	63,252.42	0.01
2008-12	4	651,332.33	0.06
2009-01	71	11,546,068.91	1.0
Total:	**6,570**	**$1,149,182,256.14**	**100.00%**

SAIL 2004-3 Collateral Summary -Group 2

Total Number of Loans	2,641	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$638,510,770	Yes	24.6%
Average Loan Principal Balance	$241,769	No	75.4%
Fixed Rate	30.5%		
Adjustable Rate	69.5%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	72.7%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.1%	Yes	62.1%
Weighted Average Margin	5.6%	No	37.9%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.6%	None	27.3%
Weighted Average Floor	7.1%	0.001-1.000	5.3%
Weighted Average Original Term (mo.)	357.1	1.001-2.000	37.5%
Weighted Average Remaining Term (mo.)	354.5	2.001-3.000	21.3%
Weighted Average Loan Age (mo.)	2.6	3.001-4.000	0.0%
Weighted Average Combined LTV	80.0%	4.001-5.000	8.4%
Non-Zero Weighted Average FICO	647		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
% IO Loans	13.5%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	50.7%
First	98.0%	FL	5.4%
Second	2.0%	NY	5.0%
		IL	4.6%
Product Type		CO	3.0%
2/28 ARM (LIBOR)	50.2%		
Fixed Rate	29.9%	**Occupancy Status**	
3/27 ARM (LIBOR)	18.5%	Primary Home	93.2%
5/25 ARM (LIBOR)	0.7%	Investment	5.5%
Other	0.7%	Second Home	1.3%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Cut-Off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	305	$12,380,351.33	1.94%
50,000.01 - 100,000.00	640	45,129,579.22	7.07
100,000.01 - 150,000.00	277	34,011,366.76	5.33
150,000.01 - 200,000.00	167	29,297,889.22	4.59
200,000.01 - 250,000.00	108	24,301,349.16	3.81
250,000.01 - 300,000.00	58	15,780,931.95	2.47
300,000.01 - 350,000.00	180	60,878,250.93	9.53
350,000.01 - 400,000.00	368	137,732,437.79	21.57
400,000.01 - 450,000.00	183	78,391,374.67	12.28
450,000.01 - 500,000.00	160	76,458,810.12	11.97
500,000.01 - 550,000.00	63	33,031,149.45	5.17
550,000.01 - 600,000.00	47	27,105,283.96	4.25
600,000.01 - 650,000.00	39	24,685,428.11	3.87
650,000.01 - 700,000.00	14	9,622,832.97	1.51
700,000.01 - 750,000.00	8	5,803,811.18	0.91
750,000.01 - 800,000.00	1	793,000.00	0.12
800,000.01 - 850,000.00	4	3,299,675.40	0.52
850,000.01 - 900,000.00	4	3,537,706.36	0.55
900,000.01 - 950,000.00	6	5,491,221.00	0.86
950,000.01 - 1,000,000.00	4	3,870,103.74	0.61
1,050,000.01 - 1,100,000.00	1	1,088,025.11	0.17
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.19
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.23
1,450,000.01 - 1,500,000.00	1	1,467,756.04	0.23
1,650,000.01 - 1,700,000.00	1	1,677,435.46	0.26
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Minimum: $20,290.84
Maximum: $1,677,435.46
Weighted Average: $241,768.56

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	68	$30,159,337.08	4.72%
5.501 - 6.000	227	90,990,099.76	14.25
6.001 - 6.500	336	124,050,379.12	19.43
6.501 - 7.000	444	140,954,655.65	22.08
7.001 - 7.500	289	81,255,780.30	12.73
7.501 - 8.000	286	66,765,238.32	10.46
8.001 - 8.500	225	38,591,800.02	6.04
8.501 - 9.000	247	28,261,627.63	4.43
9.001 - 9.500	132	10,666,548.22	1.67
9.501 - 10.000	178	13,403,060.88	2.10
10.001 - 10.500	93	6,266,530.45	0.98
10.501 - 11.000	56	3,838,974.89	0.60
11.001 - 11.500	31	1,593,614.40	0.25
11.501 - 12.000	15	890,666.32	0.14
12.001 - 12.500	9	506,955.54	0.08
12.501 - 13.000	3	149,553.38	0.02
13.001 - 13.500	1	107,205.98	0.02
13.501 - 14.000	1	58,741.99	0.01
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Minimum: 4.500%
Maximum: 13.750%
Weighted Average: 7.052%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Original Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	62	$7,516,767.04	1.18%
181 - 240	46	4,019,808.46	0.63
301 - 360	2,533	626,974,194.43	98.19
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 357.1

Remaining Terms to Stated Maturity			
(months)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
171 - 180	62	$7,516,767.04	1.18%
181 - 240	46	4,019,808.46	0.63
301 - 360	2,533	626,974,194.43	98.19
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Minimum: 175.0
Maximum: 360.0
Weighted Average: 354.5

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$299,857.50	0.05%
20.001 - 30.000	8	897,892.22	0.14
30.001 - 40.000	23	5,061,048.87	0.79
40.001 - 50.000	40	8,408,892.04	1.32
50.001 - 60.000	79	25,205,765.62	3.95
60.001 - 70.000	282	80,652,991.89	12.63
70.001 - 80.000	1,038	253,273,836.00	39.67
80.001 - 90.000	770	185,002,600.82	28.97
90.001 - 100.000	398	79,707,884.97	12.48
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Minimum: 12.500%
Maximum: 100.000%
Weighted Average: 80.010%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	1	$51,896.19	0.01%
451 - 500	4	552,699.26	0.09
501 - 550	378	53,401,817.16	8.36
551 - 600	485	93,576,902.24	14.66
601 - 650	678	160,287,736.03	25.10
651 - 700	732	227,711,087.77	35.66
701 - 750	253	70,223,164.30	11.00
751 - 800	105	31,500,655.19	4.93
801 >=	5	1,204,811.79	0.19
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Non- Zero Minimum: 500
Maximum: 816
Non-Zero WA: 647

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	1,269	$310,980,326.93	48.70%
Purchase	1,020	237,934,941.64	37.26
Rate/Term Refinance	348	89,187,355.54	13.97
Home Improvement	4	408,145.82	0.06
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	1,998	$486,588,770.15	76.21%
PUD	258	82,880,728.86	12.98
2-4 Family	143	31,114,742.62	4.87
Condo	154	30,480,988.64	4.77
Manufactured Housing	82	6,864,953.86	1.08
Row House	4	373,098.23	0.06
Townhouse	2	207,487.57	0.03
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	577	$195,260,628.09	30.58%
CA-N	357	128,608,211.87	20.14
FL	208	34,581,345.34	5.42
NY	91	31,911,872.39	5.00
IL	148	29,653,442.09	4.64
CO	57	19,307,297.61	3.02
TX	149	16,075,212.20	2.52
MD	50	14,054,146.69	2.20
MA	37	12,625,041.42	1.98
NJ	51	12,290,847.02	1.92
MI	100	11,204,347.49	1.75
AZ	42	10,748,561.34	1.68
MN	36	9,864,490.94	1.54
VA	34	9,753,344.19	1.53
NV	36	9,454,578.79	1.48
WA	35	8,847,109.02	1.39
OH	71	6,506,395.65	1.02
HI	18	6,387,198.91	1.00
UT	23	5,891,254.55	0.92
CT	25	5,754,338.62	0.90
PA	64	5,382,533.12	0.84
NC	37	5,381,288.80	0.84
MO	45	5,123,233.01	0.80
GA	27	5,074,517.21	0.79
OR	21	4,996,884.27	0.78
IN	50	4,668,213.53	0.73
SC	23	3,008,948.23	0.47
NH	8	2,648,413.00	0.41
WI	34	2,442,006.28	0.38
DC	8	2,412,204.57	0.38
Other	179	18,592,863.69	2.91
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Prepayment Penalty Description			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	712	$174,351,929.63	27.31%
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,090.45	0.09
1% of Amt. Prepaid	66	7,334,309.17	1.15
1% of Orig. Bal.	41	3,632,917.97	0.57
1% of UPB	58	6,204,207.18	0.97
2 Mos. Int. on Amt. Prepaid	7	1,010,392.74	0.16
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	1,463,972.93	0.23
2 Mos. Int. on UPB	7	1,212,161.64	0.19
2% of Amt. Prepaid	18	4,144,653.84	0.65
2% of UPB	62	10,384,420.00	1.63
3 Mos. Int. on UPB	30	10,028,747.73	1.57
3% 2% 1% of UPB	1	82,365.07	0.01
3% of Orig. Bal.	4	1,515,421.46	0.24
3% of UPB	4	247,494.15	0.04
5% 4% of UPB	5	456,737.23	0.07
5% 4% 3% of UPB	10	786,432.20	0.12
5% 4% 3% 2% 1% of UPB	15	795,515.42	0.12
5% of Amt. Prepaid	11	2,106,515.29	0.33
5% of Orig. Bal.	2	94,568.51	0.01
5% of UPB	44	5,645,239.66	0.88
6 Mos. Int. on Amt. Prepaid	371	104,279,186.66	16.33
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	788	238,619,930.66	37.37
6 Mos. Int. on 80% of UPB	45	11,644,982.94	1.82
6 Mos. Int. on UPB	332	51,896,577.40	8.13
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Documentation Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,247	$244,982,029.65	38.37%
Stated	836	180,168,259.51	28.22
No Ratio	249	94,484,380.99	14.80
Limited	232	87,934,810.19	13.77
No Documentation	77	30,941,289.59	4.85
Total:	**2,641**	**$638,510,769.93**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	123	$51,575,093.47	11.62%
3.001 - 3.500	76	23,076,089.37	5.20
3.501 - 4.000	9	2,080,694.56	0.47
4.001 - 4.500	6	1,151,008.94	0.26
4.501 - 5.000	57	17,821,832.33	4.01
5.001 - 5.500	400	96,224,576.34	21.68
5.501 - 6.000	333	83,121,445.52	18.72
6.001 - 6.500	348	67,562,722.65	15.22
6.501 - 7.000	325	63,982,697.87	14.41
7.001 - 7.500	120	19,941,091.19	4.49
7.501 - 8.000	57	7,343,148.35	1.65
8.001 - 8.500	38	4,506,360.92	1.02
8.501 - 9.000	28	3,251,785.40	0.73
9.001 - 9.500	14	952,359.77	0.21
9.501 - 10.000	12	1,165,771.90	0.26
10.001 >=	4	163,682.12	0.04
Total:	**1,950**	**$443,920,360.70**	**100.00%**

Minimum: 1.750%
Maximum: 11.375%
Weighted Average: 5.599%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	16	$4,702,487.24	1.06%
1.500	438	72,968,557.71	16.44
2.000	753	208,643,141.71	47.00
3.000	731	155,183,394.95	34.96
5.000	11	2,048,878.12	0.46
6.000	1	373,900.97	0.08
Total:	**1,950**	**$443,920,360.70**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.274%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,505	$368,122,037.50	82.93%
1.500	438	72,968,557.71	16.44
2.000	7	2,829,765.49	0.64
Total:	**1,950**	**$443,920,360.70**	**100.00%**

Minimum: 1.000%
Maximum: 2.000%
Weighted Average: 1.089%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$359,112.90	0.08%
10.001 - 10.500	3	1,326,224.35	0.30
10.501 - 11.000	21	10,091,035.11	2.27
11.001 - 11.500	35	15,471,877.13	3.49
11.501 - 12.000	95	38,611,411.27	8.70
12.001 - 12.500	114	43,393,897.01	9.78
12.501 - 13.000	135	47,183,951.78	10.63
13.001 - 13.500	152	49,128,687.84	11.07
13.501 - 14.000	259	69,036,298.40	15.55
14.001 - 14.500	244	54,002,609.92	12.16
14.501 - 15.000	307	53,332,903.22	12.01
15.001 - 15.500	166	26,843,715.73	6.05
15.501 - 16.000	177	18,258,299.78	4.11
16.001 - 16.500	101	7,709,131.88	1.74
16.501 - 17.000	77	6,151,160.51	1.39
17.001 - 17.500	34	1,821,223.79	0.41
17.501 - 18.000	15	627,780.16	0.14
18.001 - 18.500	11	451,370.14	0.10
18.501 - 19.000	2	73,295.31	0.02
19.001 - 19.500	1	46,374.47	0.01
Total:	**1,950**	**$443,920,360.70**	**100.00%**

Minimum: 9.875%
Maximum: 19.200%
Weighted Average: 13.643%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	71	$31,197,556.52	7.03%
5.501 - 6.000	116	45,817,666.61	10.32
6.001 - 6.500	195	66,689,427.60	15.02
6.501 - 7.000	315	92,058,697.45	20.74
7.001 - 7.500	242	67,711,868.94	15.25
7.501 - 8.000	247	57,573,400.34	12.97
8.001 - 8.500	194	34,311,412.39	7.73
8.501 - 9.000	222	25,014,785.19	5.63
9.001 - 9.500	110	8,623,717.97	1.94
9.501 - 10.000	123	9,288,410.00	2.09
10.001 - 10.500	52	2,830,813.41	0.64
10.501 - 11.000	29	1,370,368.41	0.31
11.001 - 11.500	21	865,964.45	0.20
11.501 - 12.000	8	338,579.93	0.08
12.001 - 12.500	5	227,691.49	0.05
Total:	**1,950**	**$443,920,360.70**	**100.00%**

Minimum: 2.250%
Maximum: 12.250%
Weighted Average: 7.122%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Cut-Off Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2005-04	1	$457,098.81	0.10%
2005-06	3	193,968.42	0.04
2005-07	1	52,239.15	0.01
2005-08	3	1,008,718.50	0.23
2005-09	14	4,241,449.44	0.96
2005-10	50	11,622,959.24	2.62
2005-11	121	36,104,985.88	8.13
2005-12	432	97,565,225.17	21.98
2006-01	718	168,684,559.72	38.00
2006-02	3	1,451,500.00	0.33
2006-07	1	373,500.00	0.08
2006-08	1	465,887.30	0.10
2006-09	3	685,764.97	0.15
2006-10	9	2,726,452.51	0.61
2006-11	72	16,662,915.11	3.75
2006-12	336	59,953,919.48	13.51
2007-01	158	36,091,279.24	8.13
2007-02	3	1,230,047.19	0.28
2008-10	1	44,846.98	0.01
2008-12	3	539,135.82	0.12
2009-01	17	3,763,907.77	0.85
Total:	**1,950**	**$443,920,360.70**	**100.00%**

$2,344,523,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	[ ]	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2(4)	[ ]	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$532,661,000	(5)	6.17	48-91	11.35%	(5)	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.00	38-91	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	4.98	37-91	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	4.97	37-91	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	4.96	37-91	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	[ ]	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2(4)	[ ]	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$532,661,000	(5)	7.11	48-201	11.35%	(5)	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.44	38-147	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	5.29	37-127	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	5.13	37-106	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	5.00	37-98	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1.

(4) The Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2.

(5) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus [ ]%. This margin may be increased if the 10% call is not exercised, as described herein.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage, or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all principal from Group 2 will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on March 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in April 2006 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap[(1)];

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. [(1)]

[(1)] Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6			$565,512,000.00
7-12			$424,134,000.00
13-18			$353,445,000.00

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,717,486,690.89
3	1,691,873,627.82
4	1,660,501,653.07
5	1,625,526,451.10
6	1,586,992,460.30
7	1,543,248,248.50
8	1,496,852,579.32
9	1,442,702,615.46
10	1,385,110,997.11
11	1,326,071,271.90
12	1,268,311,017.52

Month	Approximate Notional Balance ($)
13	1,211,487,878.28
14	1,139,317,817.59
15	1,086,378,025.06
16	1,032,979,497.91
17	978,604,845.63
18	908,893,742.52
19	820,441,522.97
20	756,630,079.86
21	699,920,003.39
22	646,317,805.92
23	594,086,076.91
24	544,578,789.12

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (32.64%), People's Choice (12.67%),Wells Fargo (12.07%), Aames (8.76%), Fieldstone (8.11%) Aurora (7.17%) and Option One (4.36%) and as of the closing date will be serviced by Wells Fargo (52.70%), Chase (32.19%), Aurora (8.76%), Option One (4.38%) and Ocwen (1.74%).

Mortgage Insurance

Approximately 63.38% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty Corp., Amerin, Mortgage Guarantee Insurance Corporation, or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the stated interest rate on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds [ ]% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate	Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3
A3 AAA/AAA Fixed-Floating (Component Certificate)			
M1 AA/AA Libor Floater			Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.
M2 A/A Libor Floater			
M3 A-/A- Libor Floater			
M4 BBB+/BBB+ Libor Floater			
M5 BBB/BBB Libor Floater			
M6 BBB-/BBB- Libor Floater			
B BB+/BB+ Libor Floater			

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-3
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 25, 2004
Statistical Calculation Date	February 1, 2004
Cut-Off Date:	March 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5, M6 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)	
Servicing Fee:	With respect to 95.65% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 4.31% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter. The remaining 0.03% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class A3					
Avg. Life (yrs)	12.21	8.33	6.17	4.72	3.57
Window (mos)	98-177	66-122	48-91	33-71	27-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M1					
Avg. Life (yrs)	9.75	6.61	5.00	4.23	3.94
Window (mos)	56-177	37-122	38-91	40-71	41-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M2					
Avg. Life (yrs)	9.75	6.61	4.98	4.14	3.72
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M3					
Avg. Life (yrs)	9.75	6.61	4.97	4.11	3.66
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M4					
Avg. Life (yrs)	9.74	6.60	4.96	4.10	3.61
Window (mos)	56-177	37-122	37-91	37-71	38-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class A3			
Avg. Life (yrs)	8.04	5.16	3.34
Window (mos)	63-118	36-76	25-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M1			
Avg. Life (yrs)	6.38	4.41	3.91
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.35	3.66
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.37	4.31	3.54
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity

Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class A2					
Avg. Life (yrs)					
Window (mos)					
Expected Final Mat.					
Class A3					
Avg. Life (yrs)	13.73	9.57	7.11	5.46	4.17
Window (mos)	98-324	66-260	48-201	33-159	27-129
Expected Final Mat.	2/25/2031	10/25/2025	11/25/2020	5/25/2017	11/25/2014
Class M1					
Avg. Life (yrs)	10.49	7.19	5.44	4.57	4.21
Window (mos)	56-268	37-195	38-147	40-115	41-93
Expected Final Mat.	6/25/2026	5/25/2020	5/25/2016	9/25/2013	11/25/2011
Class M2					
Avg. Life (yrs)	10.29	7.02	5.29	4.38	3.91
Window (mos)	56-238	37-169	37-127	38-99	39-80
Expected Final Mat.	12/25/2023	3/25/2018	9/25/2014	5/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.04	6.83	5.13	4.23	3.76
Window (mos)	56-205	37-143	37-106	38-83	39-67
Expected Final Mat.	3/25/2021	1/25/2016	12/25/2012	1/25/2011	9/25/2009
Class M4					
Avg. Life (yrs)	9.82	6.66	5.00	4.13	3.63
Window (mos)	56-190	37-132	37-98	37-76	38-61
Expected Final Mat.	12/25/2019	2/25/2015	4/25/2012	6/25/2010	3/25/2009
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

Sensitivity Analysis – To Maturity [(1)]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class A2			
Avg. Life (yrs)			
Window (mos)			
Expected Final Mat.			
Class A3			
Avg. Life (yrs)	9.21	5.96	3.91
Window (mos)	63-251	36-170	25-121
Expected Final Mat.	1/25/2025	4/25/2018	3/25/2014
Class M1			
Avg. Life (yrs)	6.92	4.78	4.17
Window (mos)	37-188	39-124	42-88
Expected Final Mat.	10/25/2019	6/25/2014	6/25/2011
Class M2			
Avg. Life (yrs)	6.77	4.62	3.85
Window (mos)	37-163	38-107	39-76
Expected Final Mat.	9/25/2017	1/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.58	4.48	3.68
Window (mos)	37-138	38-89	39-63
Expected Final Mat.	8/25/2015	7/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.42	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	9/25/2014	12/25/2010	12/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.8513	3.5946
6.8613	3.3826
6.8713	3.1711
6.8813	2.9603
6.8913	2.7502
6.9013	2.5406
6.9113	2.3317
6.9213	2.1235
6.9313	1.9158
Mod. Dur.	0.68[3]

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.8913% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates and of each group in proportion to the related Collateral Group Balance.*

Period	Mezz Funds Cap (%)	Period	Mezz Funds Cap (%)
1	5.21303	31	8.04475
2	7.73542	32	8.31093
3	7.98694	33	8.04094
4	7.71165	34	8.35351
5	7.94171	35	8.82213
6	7.65043	36	8.81900
7	8.00892	37	9.76042
8	8.22841	38	8.81291
9	7.89783	39	9.10364
10	8.08172	40	8.85571
11	7.73172	41	9.78051
12	7.64405	42	9.46108
13	8.62456	43	9.45716
14	7.66410	44	9.76852
15	7.82848	45	9.44948
16	7.48116	46	9.80370
17	7.62407	47	10.05481
18	7.22995	48	10.05018
19	8.40670	49	10.73829
20	8.56811	50	10.04103
21	8.18944	51	10.37093
22	8.47864	52	10.03323
23	9.26138	53	10.50651
24	9.15753	54	10.16277
25	8.35005	55	10.15795
26	7.54096	56	10.49156
27	7.79101	57	10.14830
28	7.58360	58	10.48289
29	8.32901	59	10.29745
30	8.05827	60	10.29243

(1) **Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

(2) **Assumes 100% of the Prepayment Assumption as defined on Page 1.**

SAIL 2004-3 Collateral Summary –Aggregate

Total Number of Loans	13,475	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,356,301,876	Yes	28.1%
Average Loan Principal Balance	$174,865	No	71.9%
Fixed Rate	29.6%		
Adjustable Rate	70.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.4%
Weighted Average Margin	5.7%	No	36.6%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	25.5%
Weighted Average Floor	7.2%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.9	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	353.3	2.001-3.000	23.9%
Weighted Average Loan Age (mo.)	1.6	3.001-4.000	0.0%
Weighted Average Combined LTV	80.9%	4.001-5.000	2.3%
Non-Zero Weighted Average FICO	635		
Non-Zero Weighted Average DTI	40.7%	**Geographic Distribution**	
% IO Loans	9.6%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	41.4%
First	98.2%	FL	6.2%
Second	1.8%	IL	6.0%
		NY	5.0%
Product Type		CO	3.3%
2/28 ARM (LIBOR)	55.4%	TX	3.2%
Fixed Rate	28.8%		
3/27 ARM (LIBOR)	14.2%	**Occupancy Status**	
Balloon	0.8%	Primary Home	90.3%
Other	0.8%	Investment	8.6%
		Second Home	1.1%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,052	$38,583,034.05	1.64%
50,000.01 - 100,000.00	3,002	226,101,470.34	9.60
100,000.01 - 150,000.00	2,854	356,224,908.02	15.12
150,000.01 - 200,000.00	2,237	389,972,286.45	16.55
200,000.01 - 250,000.00	1,541	345,586,745.27	14.67
250,000.01 - 300,000.00	1,027	281,506,209.42	11.95
300,000.01 - 350,000.00	636	206,164,920.16	8.75
350,000.01 - 400,000.00	469	175,767,791.30	7.46
400,000.01 - 450,000.00	236	100,570,254.65	4.27
450,000.01 - 500,000.00	204	97,600,253.66	4.14
500,000.01 - 550,000.00	75	39,335,222.63	1.67
550,000.01 - 600,000.00	50	28,825,343.72	1.22
600,000.01 - 650,000.00	42	26,633,151.69	1.13
650,000.01 - 700,000.00	14	9,636,269.27	0.41
700,000.01 - 750,000.00	9	6,559,363.49	0.28
750,000.01 - 800,000.00	1	793,000.00	0.03
800,000.01 - 850,000.00	4	3,302,307.35	0.14
850,000.01 - 900,000.00	4	3,540,295.60	0.15
900,000.01 - 950,000.00	8	7,328,439.05	0.31
950,000.01 - 1,000,000.00	4	3,872,377.40	0.16
1,050,000.01 - 1,100,000.00	1	1,089,022.10	0.05
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.05
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.06
1,450,000.01 - 1,500,000.00	2	2,955,489.17	0.13
1,650,000.01 - 1,700,000.00	1	1,678,721.66	0.07
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: $9,940.97
Maximum: $1,678,721.66
Weighted Average: $174,864.70

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	320	$80,360,434.93	3.41%
5.501 - 6.000	931	225,596,795.06	9.57
6.001 - 6.500	1,544	363,771,435.11	15.44
6.501 - 7.000	2,360	508,164,547.39	21.57
7.001 - 7.500	1,955	365,807,892.10	15.52
7.501 - 8.000	1,953	328,483,920.91	13.94
8.001 - 8.500	1,325	193,670,986.07	8.22
8.501 - 9.000	1,029	130,248,124.86	5.53
9.001 - 9.500	505	52,213,562.77	2.22
9.501 - 10.000	630	52,792,787.29	2.24
10.001 - 10.500	299	20,553,889.90	0.87
10.501 - 11.000	295	18,839,922.57	0.80
11.001 - 11.500	148	8,163,231.91	0.35
11.501 - 12.000	93	4,378,679.50	0.19
12.001 - 12.500	45	1,516,318.07	0.06
12.501 - 13.000	18	848,268.68	0.04
13.001 - 13.500	10	332,687.58	0.01
13.501 - 14.000	10	374,305.26	0.02
14.001 - 14.250	2	39,161.73	0.00
14.251 >=	3	144,924.76	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.263%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,175,418.48	0.05%
171 - 180	554	49,666,965.30	2.11
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	16	$1,496,289.45	0.06%
171 - 180	552	49,346,094.33	2.09
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 353.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,422.77	0.00%
10.001 - 20.000	22	2,082,101.43	0.09
20.001 - 30.000	51	5,201,237.28	0.22
30.001 - 40.000	142	19,494,970.69	0.83
40.001 - 50.000	249	36,170,316.03	1.54
50.001 - 60.000	506	90,392,306.83	3.84
60.001 - 70.000	1,263	237,001,205.29	10.06
70.001 - 80.000	4,765	881,891,883.90	37.43
80.001 - 90.000	3,810	702,643,068.98	29.82
90.001 - 100.000	2,665	381,314,363.25	16.18
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 80.942%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	24	$2,094,626.89	0.09%
451 - 500	36	4,656,329.24	0.20
501 - 550	1,924	281,248,000.05	11.94
551 - 600	2,544	414,248,715.29	17.58
601 - 650	4,039	679,832,654.98	28.85
651 - 700	3,107	619,266,990.65	26.28
701 - 750	1,270	246,079,413.87	10.44
751 - 800	507	104,461,546.45	4.43
801 >=	24	4,413,599.03	0.19
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Non- Zero Minimum: 485
Maximum: 818
Non-Zero WA: 635

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Cash Out Refinance	6,818	$1,196,470,872.07	50.78%
Purchase	5,073	872,485,212.85	37.03
Rate/Term Refinance	1,548	282,774,733.45	12.00
Debt Consolidation	12	2,400,659.03	0.10
Home Improvement	24	2,170,399.05	0.09
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Property Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Single Family	10,119	$1,726,252,329.36	73.26%
2-4 Family	1,192	243,279,651.66	10.32
PUD	1,097	221,662,499.77	9.41
Condo	960	155,084,904.72	6.58
Manufactured Housing	82	6,870,491.39	0.29
Row House	14	1,457,693.62	0.06
Townhouse	9	1,347,492.55	0.06
Coop	1	191,813.38	0.01
Condotel	1	155,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,967	$663,925,907.18	28.18%
CA-N	1,298	310,694,815.29	13.19
FL	1,090	146,852,041.89	6.23
IL	852	142,308,462.45	6.04
NY	484	117,144,033.40	4.97
CO	403	78,333,347.77	3.32
TX	718	74,424,562.69	3.16
HI	241	56,953,051.22	2.42
MA	224	54,518,591.90	2.31
AZ	355	51,335,902.14	2.18
MN	284	49,563,335.90	2.10
WA	287	49,144,867.53	2.09
MD	266	48,894,668.34	2.08
NV	304	46,761,458.95	1.98
MI	396	44,049,294.03	1.87
NJ	203	39,933,376.45	1.69
PA	302	32,562,661.77	1.38
OH	325	31,019,156.37	1.32
VA	168	28,452,081.73	1.21
GA	194	26,517,407.13	1.13
CT	157	25,338,543.17	1.08
UT	164	24,286,426.39	1.03
MO	179	19,698,910.64	0.84
OR	131	19,528,572.45	0.83
NC	142	17,977,641.65	0.76
WI	139	15,357,650.66	0.65
TN	155	13,501,985.19	0.57
IN	134	12,574,617.18	0.53
SC	82	10,362,148.91	0.44
RI	63	9,953,408.09	0.42
Other	768	94,332,947.99	4.00
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	3,471	$599,781,870.26	25.45%
1 Mos. Int. on UPB	3	434,559.18	0.02
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,608.40	0.02
1% of Amt. Prepaid	236	26,706,303.80	1.13
1% of Orig. Bal.	156	14,170,787.64	0.60
1% of UPB	287	29,295,326.85	1.24
2 Mos. Int. on Amt. Prepaid	40	6,218,453.16	0.26
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	72	11,449,085.73	0.49
2 Mos. Int. on 80% UPB	8	968,493.17	0.04
2 Mos. Int. on UPB	14	2,089,253.73	0.09
2% 1% of UPB	1	80,199.05	0.00
2% of Amt. Prepaid	52	9,374,985.70	0.40
2% of Orig. Bal.	2	338,375.28	0.01
2% of UPB	390	54,836,282.38	2.33
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,550.14	0.03
3 Mos. Int. on UPB	178	42,349,666.36	1.80
3% 2% 1% of UPB	23	1,995,631.04	0.08
3% 2% of UPB	5	590,723.93	0.03
3% of Orig. Bal.	9	2,901,379.46	0.12
3% of UPB	23	2,648,103.32	0.11
5% 4% of UPB	29	3,349,103.42	0.14
5% 4% 3% of UPB	50	4,672,123.38	0.20
5% 4% 3% 2% 1% of UPB	45	3,704,904.94	0.16
5% of Amt. Prepaid	35	5,871,625.45	0.25
5% of Orig. Bal.	12	879,302.52	0.04
5% of UPB	127	16,698,276.46	0.71
6 Mos. Int. on Amt. Prepaid	2,832	549,220,756.93	23.31
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,585	841,653,073.23	35.72
6 Mos. Int. on 80% of UPB	287	50,193,488.74	2.13
6 Mos. Int. on UPB	495	72,467,582.80	3.08
6% of Amt. Prepaid	1	184,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,276	$1,149,108,353.83	48.77%
Stated	4,005	686,566,475.43	29.14
No Ratio	1,175	262,457,528.46	11.14
Limited	746	187,863,546.88	7.97
No Documentation	273	70,305,971.85	2.98
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	620	$140,729,028.13	8.49%
3.001 - 3.500	435	88,917,882.75	5.36
3.501 - 4.000	72	13,800,743.92	0.83
4.001 - 4.500	35	6,539,554.60	0.39
4.501 - 5.000	240	50,361,190.31	3.04
5.001 - 5.500	2,095	393,815,844.30	23.75
5.501 - 6.000	1,537	299,955,715.89	18.09
6.001 - 6.500	1,419	260,330,805.13	15.70
6.501 - 7.000	1,411	255,294,449.94	15.39
7.001 - 7.500	493	82,694,030.68	4.99
7.501 - 8.000	206	33,073,660.11	1.99
8.001 - 8.500	114	16,039,832.50	0.97
8.501 - 9.000	71	8,376,689.79	0.51
9.001 - 9.500	39	4,457,955.34	0.27
9.501 - 10.000	27	2,576,100.94	0.16
10.001 >=	15	1,555,183.68	0.09
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.500%
Maximum: 11.375%
Weighted Average: 5.705%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	86	$18,692,267.78	1.13%
1.500	446	74,678,500.34	4.50
2.000	4,478	890,317,098.51	53.68
3.000	3,766	666,007,631.99	40.16
5.000	51	8,303,894.45	0.50
6.000	2	519,274.94	0.03
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.384%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8,310	$1,568,725,288.05	94.59%
1.500	466	78,692,113.09	4.74
2.000	50	10,460,290.31	0.63
3.000	3	640,976.56	0.04
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.031%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	3	$868,768.50	0.05%
10.001 - 10.500	12	3,434,730.05	0.21
10.501 - 11.000	84	21,712,329.19	1.31
11.001 - 11.500	207	49,934,244.26	3.01
11.501 - 12.000	455	106,030,071.29	6.39
12.001 - 12.500	650	144,433,151.32	8.71
12.501 - 13.000	958	207,580,802.52	12.52
13.001 - 13.500	994	203,953,761.41	12.30
13.501 - 14.000	1,394	274,579,205.41	16.56
14.001 - 14.500	1,218	222,132,970.49	13.39
14.501 - 15.000	1,193	201,148,188.45	12.13
15.001 - 15.500	667	104,526,396.50	6.30
15.501 - 16.000	514	67,443,792.68	4.07
16.001 - 16.500	219	24,421,982.80	1.47
16.501 - 17.000	160	18,405,872.42	1.11
17.001 - 17.500	55	4,749,173.15	0.29
17.501 - 18.000	26	1,765,297.78	0.11
18.001 - 18.500	14	992,050.20	0.06
18.501 - 19.000	5	359,492.29	0.02
19.001 - 19.500	1	46,387.30	0.00
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 9.750%
Maximum: 19.200%
Weighted Average: 13.702%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	332	$82,477,622.06	4.97%
5.501 - 6.000	591	137,629,346.23	8.30
6.001 - 6.500	992	224,715,453.86	13.55
6.501 - 7.000	1,624	349,304,018.88	21.06
7.001 - 7.500	1,422	279,059,721.98	16.83
7.501 - 8.000	1,442	256,997,354.08	15.50
8.001 - 8.500	961	152,105,861.64	9.17
8.501 - 9.000	712	96,811,814.96	5.84
9.001 - 9.500	301	35,620,210.29	2.15
9.501 - 10.000	258	28,424,817.24	1.71
10.001 - 10.500	97	8,182,012.84	0.49
10.501 - 11.000	55	4,488,252.49	0.27
11.001 - 11.500	26	1,811,104.15	0.11
11.501 - 12.000	10	516,290.08	0.03
12.001 - 12.500	5	227,787.23	0.01
12.501 - 13.000	1	147,000.00	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.219%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$297,261.42	0.02%
2004-07	3	598,310.54	0.04
2004-08	1	144,639.42	0.01
2004-10	2	232,120.66	0.01
2004-11	2	290,720.42	0.02
2004-12	1	80,798.86	0.00
2005-01	2	327,409.30	0.02
2005-02	1	396,395.52	0.02
2005-03	2	185,846.93	0.01
2005-04	4	656,320.77	0.04
2005-05	5	537,120.25	0.03
2005-06	15	2,072,438.39	0.12
2005-07	11	1,405,118.86	0.08
2005-08	17	3,814,754.75	0.23
2005-09	109	24,147,413.96	1.46
2005-10	262	51,144,422.70	3.08
2005-11	625	129,301,553.07	7.80
2005-12	1,858	352,030,451.91	21.23
2006-01	3,984	732,842,400.79	44.19
2006-02	20	4,805,599.23	0.29
2006-03	2	228,750.00	0.01
2006-04	1	101,853.45	0.01
2006-05	1	163,622.86	0.01
2006-06	2	332,976.08	0.02
2006-07	6	1,369,387.07	0.08
2006-08	4	1,375,421.45	0.08
2006-09	15	3,358,221.54	0.20
2006-10	26	5,282,611.47	0.32
2006-11	158	31,586,742.43	1.90
2006-12	646	114,873,420.12	6.93
2007-01	885	165,409,314.75	9.97
2007-02	33	6,650,833.92	0.40
2007-03	2	292,250.00	0.02
2007-04	1	74,739.52	0.00
2007-05	1	171,855.20	0.01
2007-06	3	985,800.00	0.06
2007-07	18	3,665,141.19	0.22
2008-10	1	44,908.80	0.00
2008-11	1	63,376.84	0.00
2008-12	8	1,520,151.15	0.09
2009-01	89	15,542,182.16	0.94
2018-09	1	114,010.26	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

$2,344,523,000 (Approximate)
STRUCTURED ASSET INVESTMENT LOAN TRUST, SERIES 2004-3
SENIOR/SUBORDINATE CERTIFICATES
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	$1,102,845,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2(4)	$453,360,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$532,661,000	(5)	6.17	48-91	11.35%	(5)	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.00	38-91	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	4.98	37-91	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	4.97	37-91	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	4.96	37-91	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

To Maturity

Class	Size ($)	Benchmark	Est. WAL(1) (yrs.)	Payment Window(1) (mos.)	Initial C/E (2) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (S&P/Fitch)
A1(3)	$1,102,845,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A2(4)	$453,360,000	1M Libor	1.50	1-48	11.35%	TBD	4/25/2034	AAA/AAA
A3 (3)(4)(5)	$532,661,000	(5)	7.11	48-201	11.35%	(5)	4/25/2034	AAA/AAA
A-IO (6)	Notional	6.00%	N/A	N/A	N/A	N/A	9/25/2005	AAA/AAA
M1	$111,924,000	1M Libor	5.44	38-147	6.60%	TBD	4/25/2034	AA/AA
M2	$64,798,000	1M Libor	5.29	37-127	3.85%	TBD	4/25/2034	A/A
M3	$17,672,000	1M Libor	5.13	37-106	3.10%	TBD	4/25/2034	A-/A-
M4	$17,672,000	1M Libor	5.00	37-98	2.35%	TBD	4/25/2034	BBB+/BBB+
M5	$17,672,000	1M Libor	4.77	37-87	1.60%	TBD	4/25/2034	BBB/BBB
M6	$11,781,000	1M Libor	4.39	37-73	1.10%	TBD	4/25/2034	BBB-/BBB-
B	$14,138,000	1M Libor	3.55	37-58	0.50%	TBD	4/25/2034	BB+/BB+

(1) The Certificates will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) Initial Credit Enhancement includes overcollateralization of approximately 0.50%.

(3) The Class A1 Certificates and A3(1) Component are the Senior Certificates of Group 1. The A3(1) Component will have an approximate component balance of $376,971,000.

(4) The Class A2 Certificates and A3(2) Component are the Senior Certificates of Group 2. The A3(2) Component will have an approximate component balance of $155,690,000.

(5) Class A3 is a Component Certificate, made up of one component from each Collateral Group. It will have a stated interest rate of [ ]% for Distribution Dates 1-24. Beginning on the 25th Distribution Date, it will have a stated interest rate of 1 Month LIBOR plus [ ]%. This margin may be increased if the 10% call is not exercised, as described herein.

(6) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 18 distribution dates.

Principal Payment Priority

Prior to the Stepdown Date, or whenever a Trigger Event is in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all Group 2 Principal will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid to the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group. Once the Senior Certificates have been retired principal will be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B Certificates.

The Stepdown Date is the later of (i) the Distribution Date upon which the original Senior Enhancement Percentage (as defined herein) doubles to meet the Targeted Senior Enhancement Percentage, or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, all principal from Group 1 will be paid to the Class A1 Certificates and the A3(1) Component, sequentially and in that order, and all principal from Group 2 will be paid to the Class A2 Certificates and the A3(2) Component, sequentially and in that order, until the Targeted Senior Enhancement Percentage has been reached. If the Senior Certificates of one Group have been reduced to zero, principal from the unrelated Group will be paid the Senior Certificates which remain outstanding, to be distributed as described above, after taking into account distributions from the related Group, until the Targeted Senior Enhancement Percentage has been reached. Once the Targeted Senior Enhancement Percentage has been reached, all principal will then be allocated sequentially to the Class M1, M2, M3, M4, M5, M6 and B certificates so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for such class, as a product of the current loan balance, subject to a floor equal to approximately 0.50% of the Cut-Off Date Pool Balance.

Interest Payment Priority

The Interest Rates for the Class A1, A2, M1, M2, M3, M4, M5, M6 and B Certificates (the "LIBOR Certificates") will be equal to the lesser of (i) 1 Month LIBOR plus their respective margins and (ii) their Net Funds Cap (as defined herein). Interest for the LIBOR Certificates will be calculated on an actual/360 basis.

The Interest Rate for the Class A-IO Certificates will, for each Accrual Period through the Accrual Period pertaining to the 18th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO Certificates based upon their Class Notional Amounts, as defined herein. Following the Accrual Period pertaining to the 18th Distribution Date, the Class A-IO Certificates will no longer accrue interest and will not be entitled to distributions.

The Interest Rate for the Class A3 Certificates for the first 24 Distribution Dates will be equal to the lesser of a stated fixed interest rate and their related Net Funds Cap. Beginning on March 25, 2006, the Class A3 Certificates will accrue interest at a rate equal to the lesser of (i) 1 Month LIBOR plus a margin and (ii) the weighted average of the Net Funds Cap of each component of the Class A3 Certificates and beginning on the distribution date in April 2006 will receive interest based on this new floating rate. Interest for the Class A3 Certificates will be calculated on a 30/360 basis.

The "Accrual Period" for any Class of LIBOR Certificates, the Class A3 Certificates and the Class A-IO Certificates for each Distribution Date will be the one-month period beginning on the immediately preceding Distribution Date (or on March 25, 2004, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay fees: Servicing Fee, Securities Administrator Fee and Mortgage Insurance Fee;

(2) To pay Current Interest and Carryforward Interest *pro rata* to the Class A1, A3(1) Component and A-IO(1) Component from Group 1 Interest;

(3) To pay Current Interest and Carryforward Interest *pro rata* to the Class A2, A3(2) Component and A-IO(2) Component from Group 2 Interest;

(4) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4, M5, M6 and B Certificates, sequentially and in that order;

(5) To pay the Credit Risk Manager Fee;

(6) To pay to the Trustee previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

Interest Payment Priority (continued)

(7) Any interest remaining after the application of (1) through (6) above will be deemed excess interest for such Distribution Date and will be distributed as *principal*, according to the principal distribution rule in effect for such Payment Date, as needed to maintain the Overcollateralization Target

(8) To pay concurrently in proportion to their respective Basis Risk Shortfall and Unpaid Basis risk Shortfall amounts after giving effect to distributions already made on such Distribution Date, to the Class A1, Class A2 and Class A3 Certificates, any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(9) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts, to the extent not covered by the Interest Rate Cap(1);

(10) To pay sequentially to Classes M1, M2, M3, M4, M5, M6 and B any Deferred Amounts;

(11) To pay remaining amounts to the holder of the Class X Certificate. (1)

(1) Any amounts received off the Interest Rate Cap will be allocated in steps (8), (9) and (11), in that order of priority.

Class A-IO Notional Amounts

The Components of the A-IO will have a Notional Amount equal to the lesser of the beginning period Collateral balance for the related Group and the following schedule:

Distribution Dates	A-IO(1) Component Notional Amount ($)	A-IO(2) Component Notional Amount ($)	Class A-IO Total Notional Amount ($)
1-6	400,545,000	164,967,000	565,512,000
7-12	300,409,000	123,725,000	424,134,000
13-18	250,341,000	103,104,000	353,445,000

On and after the 19th Distribution Date, the Class A-IO Notional Amount will be zero.

Carryforward Interest

"Carryforward Interest" for each Class of Offered Certificates for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Offered Certificates for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Interest Rate Cap

An Interest Rate Cap Agreement will be purchased by the Trust to (i) protect against interest rate risk from upward movement in 1 Month LIBOR and (ii) diminish basis risk associated with the hybrid adjustable-rate mortgage loans and the fixed-rate mortgage loans. The Interest Rate Cap Agreement is not subordinated to losses. The twenty-four month Interest Rate Cap Agreement will have a strike rate of 1.10% and a ceiling of 5.10%, paying a maximum of 4.00%. It will contribute cash in the event one-month LIBOR rises above the strike rate.

The Notional Balance of the Interest Rate Cap Agreement will amortize according to its schedule, which will be cast based on the balance of the floating rate bonds outstanding at a prepayment assumption. The table below is an approximation of the schedule for the cap the Trust intends to purchase.

Month	Approximate Notional Balance ($)
1	-
2	1,717,486,690.89
3	1,691,873,627.82
4	1,660,501,653.07
5	1,625,526,451.10
6	1,586,992,460.30
7	1,543,248,248.50
8	1,496,852,579.32
9	1,442,702,615.46
10	1,385,110,997.11
11	1,326,071,271.90
12	1,268,311,017.52

Month	Approximate Notional Balance ($)
13	1,211,487,878.28
14	1,139,317,817.59
15	1,086,378,025.06
16	1,032,979,497.91
17	978,604,845.63
18	908,893,742.52
19	820,441,522.97
20	756,630,079.86
21	699,920,003.39
22	646,317,805.92
23	594,086,076.91
24	544,578,789.12

On each Distribution Date, the cap provider will make payments equal to the product of (a) the Interest Rate Cap Agreement Notional Balance for that month, (b) the lesser of (i) 4.00% and (ii) the excess, if any, of 1 Month LIBOR for such determination date over the strike rate, and (c) the actual number of days in the corresponding Accrual Period for the transaction divided by 360.

Net Funds Cap

The "Group 1 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 1 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 1 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(1) Component clause (b) above will be equal to 1.

The "Group 2 Senior Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Group 2 Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate Group 2 loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period, provided that with respect to the A3(2) Component clause (b) above will be equal to 1.

The "Mezzanine and Subordinate Class Net Funds Cap" for any Distribution Date will be the weighted average of the Group 1 Senior Net Funds Cap and the Group 2 Senior Net Funds Cap, weighted on the basis of their Group Subordinate Amounts; provided, however, on any Distribution Date after the Senior Certificates related to any Group have been reduced to zero, such weighting shall be on the basis of the principal balance of each Group.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date and each Group will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans in the Group, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate Group loan balance for the immediately preceding Distribution Date exceeds (2) (I) in the case of the first 18 Distribution Dates only, an amount equal to the product of (A) 6% divided by 12 and (B) the lesser of (x) the related A-IO Component Notional Amount and (y) the aggregate Group loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate, the Securities Administrator Fee Rate and the Mortgage Insurance Fee Rate, in the case of an Insured Mortgage Loan.

Origination and Servicing

The majority of the mortgage loans were originated by BNC (32.64%), People's Choice (12.67%),Wells Fargo (12.07%), Aames (8.76%), Fieldstone (8.11%) Aurora (7.17%) and Option One (4.36%) and as of the closing date will be serviced by Wells Fargo (52.70%), Chase (32.19%), Aurora (8.76%), Option One (4.38%) and Ocwen (1.74%).

Mortgage Insurance

Approximately 63.38% of the first lien Mortgage Loans with over 80% Loan-to-Value ("LTV") will be covered by a loan level primary mortgage insurance policy provided by Radian Guaranty Corp., Amerin, Mortgage Guarantee Insurance Corporation, or certain other providers. This coverage will generally reduce the LTV of the insured loans to 60%.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the Trust. MurrayHill's primary function will be to monitor and advise the servicers with respect to default management, mortgage insurance collections, and reporting for the benefit of the Trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Monitoring of the servicers' claim process for loans with mortgage insurance to ensure insurance claims are filed in an accurate and timely way.
- Review of the prepayment penalty collections by the servicers.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class, as calculated without regard to the applicable Net Funds Cap, exceeds (b) the amount calculated at the stated rate (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Class X and Class R Certificates are entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Certificates on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses that are not covered by mortgage insurance are allocated in the following order: excess spread, overcollateralization, the Class B, and the Class M Certificates in inverse order of rank (together with the Class B Certificates the "Subordinate Certificates"). The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1, A2 or A3 Certificates will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount & Subsequent Recoveries

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Certificates will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the sum of (i) the aggregate of amounts previously distributed in reimbursement thereof and (ii) the amount by which the Principal Amount of such class has been increased due to Subsequent Recoveries.

A "Subsequent Recovery" is an amount recovered with respect to a Mortgage Loan after it has been liquidated and the loss has been passed through to the Trust. Subsequent Recoveries will increase the principal amount of classes which have been allocated an applied loss amount, in order of seniority, by an amount equal to the lesser of (i) the outstanding Deferred Amount for such class and (ii) the amount of Subsequent Recoveries available after application to more senior classes. Funds related to Subsequent Recoveries will be included in the remittance amount for the related Distribution Date.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance of the Mortgage Loans is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised on the first Distribution Date on which it is able to be exercised, beginning with the next succeeding Distribution Date, the margin on Class A1 and A2 will double, the stated interest rate on Class A3 will increase by 0.25% and the margins on the Class M1, M2, M3, M4, M5, M6 and B will increase to 1.5 times their initial margin.

Credit Enhancement

Subordination

Classes A1, A2, A3 and A-IO will have limited protection by means of the subordination of the Subordinate Certificates. Classes A1, A2, A3 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Classes A1, A2 and A3) over Classes having a lower priority of distribution. Similarly, each Class of Class M Certificates will be senior to all other Classes of Class M Certificates with a higher numerical designation and to the Class B Certificates. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until all the Subordinate Certificates have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the certificates so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" will not step down. The OC Target with respect to any Distribution Date is equal to the initial OC, or approximately 0.50% of the Cut-Off Date collateral balance.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 66% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed the following levels set by the rating agencies:

Distribution Date	Loss Percentage
April 2007 to March 2008	3.00% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2008 to March 2009	3.75% for the first month, plus an additional 1/12th of 0.75% for each month thereafter
April 2009 to March 2010	4.50% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
April 2010 and thereafter	4.75%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

A1 AAA/AAA Libor Floater (Group 1)	A2 AAA/AAA Libor Floater (Group 2)	A-IO AAA/AAA 6.00% Interest Rate
A3 AAA/AAA Fixed-Floating (Component Certificate)		

Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1, A2 and A3

M1 AA/AA Libor Floater
M2 A/A Libor Floater
M3 A-/A- Libor Floater
M4 BBB+/BBB+ Libor Floater
M5 BBB/BBB Libor Floater
M6 BBB-/BBB- Libor Floater
B BB+/BB+ Libor Floater

Classes M1, M2, M3, M4, M5, M6 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments.

Contacts		
MBS Trading	Matt Miller	(212) 526-8315
	Rishi Bansal	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
	Alok Sharma	(212) 526-8315
Syndicate	Kevin White	(212) 526-9519
	Bob Caldwell	(212) 526-9519
	Dan Covello	(212) 526-9519
	Paul Tedeschi	(212) 526-9519
MBS Banking	Ellen Kiernan	(212) 526-4279
	Jenna Levine	(212) 526-1453
	David Wong	(212) 526-6414

Summary of Terms	
Issuer:	Structured Asset Investment Loan Trust Series 2004-3
Depositor:	Structured Asset Securities Corporation
Trustee:	LaSalle Bank, N.A.
Securities Administrator:	Wells Fargo Bank, N.A.
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day First Payment Date: April 25, 2004
Statistical Calculation Date	February 1, 2004
Cut-Off Date:	March 1, 2004
Expected Pricing Date:	March [ ], 2004
Closing Date:	March 30, 2004
Settlement Date:	March 30, 2004 through DTC, Euroclear or Cedel Bank
Delay Days:	0 day delay – All Classes
Dated Date:	March 25, 2004
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4, M5, M6 and B
	30/360 on Class A3 and Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution

Summary of Terms (continued)

Servicing Fee:	With respect to 95.65% of the pool, the servicing fee is equal to 0.50% of the loan principal balance annually. With respect to 4.31% of the pool, the servicing fee will be an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30 and 0.65% of the loan principal balance for each month thereafter. The remaining 0.03% of the pool will have an annual fee equal to 0.30% of the loan principal balance for months 1 through 10, 0.40% of the loan principal balance for months 11 through 30, 0.65% of the loan principal balance for months 31 through 48, and 0.80% of the loan principal balance for each month thereafter.
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	[Minimum $25,000; increments $1 in excess thereof for the Class A1, A2 and A3. Minimum $100,000; increments $1 in excess thereof for the Subordinate Certificates and the Class A-IO.]
SMMEA Eligibility:	None of the classes are expected to be SMMEA eligible
ERISA Eligibility:	The Class A, Class M and Class A-IO Certificates are expected to be ERISA eligible.
Tax Status:	REMIC for Federal income tax purposes

Sensitivity Analysis – To 10% Call

Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	4/25/2012	8/25/2009	2/25/2008	11/25/2006	4/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.08	1.50	1.14	0.92
Window (mos)	1-99	1-66	1-48	1-33	1-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	12.21	8.33	6.17	4.72	3.57
Window (mos)	98-177	66-122	48-91	33-71	26-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M1					
Avg. Life (yrs)	9.75	6.61	5.00	4.23	3.94
Window (mos)	56-177	37-122	38-91	40-71	41-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M2					
Avg. Life (yrs)	9.75	6.61	4.98	4.14	3.72
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M3					
Avg. Life (yrs)	9.75	6.61	4.97	4.11	3.66
Window (mos)	56-177	37-122	37-91	38-71	39-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M4					
Avg. Life (yrs)	9.74	6.60	4.96	4.10	3.61
Window (mos)	56-177	37-122	37-91	37-71	38-57
Expected Final Mat.	11/25/2018	4/25/2014	9/25/2011	1/25/2010	11/25/2008
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(1) **100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.**

Sensitivity Analysis – To 10% Call[1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A3			
Avg. Life (yrs)	8.04	5.16	3.34
Window (mos)	63-118	36-76	25-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M1			
Avg. Life (yrs)	6.38	4.41	3.91
Window (mos)	37-118	39-76	42-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M2			
Avg. Life (yrs)	6.38	4.35	3.66
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M3			
Avg. Life (yrs)	6.38	4.34	3.58
Window (mos)	37-118	38-76	39-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M4			
Avg. Life (yrs)	6.37	4.31	3.54
Window (mos)	37-118	37-76	38-54
Expected Final Mat.	12/25/2013	6/25/2010	8/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity

Prepayment Assumption (1)	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	3.11	2.07	1.50	1.14	0.92
Window (mos)	1-98	1-66	1-48	1-33	1-26
Expected Final Mat.	4/25/2012	8/25/2009	2/25/2008	11/25/2006	4/25/2006
Class A2					
Avg. Life (yrs)	3.12	2.08	1.50	1.14	0.92
Window (mos)	1-99	1-66	1-48	1-33	1-27
Expected Final Mat.	5/25/2012	8/25/2009	2/25/2008	11/25/2006	5/25/2006
Class A3					
Avg. Life (yrs)	13.73	9.56	7.11	5.46	4.17
Window (mos)	98-324	66-260	48-201	33-159	26-129
Expected Final Mat.	2/25/2031	10/25/2025	11/25/2020	5/25/2017	11/25/2014
Class M1					
Avg. Life (yrs)	10.49	7.19	5.44	4.57	4.21
Window (mos)	56-268	37-195	38-147	40-115	41-93
Expected Final Mat.	6/25/2026	5/25/2020	5/25/2016	9/25/2013	11/25/2011
Class M2					
Avg. Life (yrs)	10.28	7.02	5.29	4.38	3.91
Window (mos)	56-238	37-169	37-127	38-99	39-80
Expected Final Mat.	12/25/2023	3/25/2018	9/25/2014	5/25/2012	10/25/2010
Class M3					
Avg. Life (yrs)	10.04	6.83	5.13	4.23	3.76
Window (mos)	56-205	37-143	37-106	38-83	39-67
Expected Final Mat.	3/25/2021	1/25/2016	12/25/2012	1/25/2011	9/25/2009
Class M4					
Avg. Life (yrs)	9.82	6.66	5.00	4.13	3.63
Window (mos)	56-190	37-132	37-98	37-76	38-61
Expected Final Mat.	12/25/2019	2/25/2015	4/25/2012	6/25/2010	3/25/2009
Class M5					
Avg. Life (yrs)	9.41	6.36	4.77	3.92	3.48
Window (mos)	56-172	37-118	37-87	37-68	38-55
Expected Final Mat.	6/25/2018	12/25/2013	5/25/2011	10/25/2009	9/25/2008
Class M6					
Avg. Life (yrs)	8.70	5.85	4.39	3.62	3.20
Window (mos)	56-145	37-98	37-73	37-56	37-45
Expected Final Mat.	3/25/2016	4/25/2012	3/25/2010	10/25/2008	11/25/2007
Class B					
Avg. Life (yrs)	6.91	4.62	3.55	3.15	3.07
Window (mos)	56-117	37-79	37-58	37-45	37-37
Expected Final Mat.	11/25/2013	9/25/2010	12/25/2008	11/25/2007	3/25/2007

(1) 100% of the Prepayment Assumption is equal to the certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

Sensitivity Analysis – To Maturity [1]			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A2			
Avg. Life (yrs)	2.00	1.24	0.88
Window (mos)	1-63	1-36	1-25
Expected Final Mat.	5/25/2009	2/25/2007	3/25/2006
Class A3			
Avg. Life (yrs)	9.21	5.96	3.91
Window (mos)	63-251	36-170	25-121
Expected Final Mat.	1/25/2025	4/25/2018	3/25/2014
Class M1			
Avg. Life (yrs)	6.92	4.78	4.17
Window (mos)	37-188	39-124	42-88
Expected Final Mat.	10/25/2019	6/25/2014	6/25/2011
Class M2			
Avg. Life (yrs)	6.77	4.61	3.85
Window (mos)	37-163	38-107	39-76
Expected Final Mat.	9/25/2017	1/25/2013	6/25/2010
Class M3			
Avg. Life (yrs)	6.58	4.48	3.68
Window (mos)	37-138	38-89	39-63
Expected Final Mat.	8/25/2015	7/25/2011	5/25/2009
Class M4			
Avg. Life (yrs)	6.42	4.35	3.57
Window (mos)	37-127	37-82	38-58
Expected Final Mat.	9/25/2014	12/25/2010	12/25/2008
Class M5			
Avg. Life (yrs)	6.13	4.15	3.41
Window (mos)	37-114	37-73	38-52
Expected Final Mat.	8/25/2013	3/25/2010	6/25/2008
Class M6			
Avg. Life (yrs)	5.64	3.83	3.16
Window (mos)	37-95	37-61	37-43
Expected Final Mat.	1/25/2012	3/25/2009	9/25/2007
Class B			
Avg. Life (yrs)	4.45	3.24	3.07
Window (mos)	37-76	37-49	37-37
Expected Final Mat.	6/25/2010	3/25/2008	3/25/2007

(1) Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

A-IO Sensitivity Analysis [1]	
Price (%) [2]	Yield (%)
6.8632	3.34
6.8732	3.13
6.8832	2.92
6.8932	2.71
6.9032	2.50
6.9132	2.29
6.9232	2.08
6.9332	1.88
6.9432	1.67
Mod. Dur.	0.68[3]

(1) Shown at the Certificate pricing assumption as defined on page one. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) These Prices do not include accrued interest. Accrued interest has been added to the price for purposes of calculating the yield.

(3) Assumes a price of 6.9032% plus accrued interest.

Available Funds Cap Schedule* (1) (2)

**The Effective Available Funds Cap is shown for the first 24 Distribution Dates. For purposes of this calculation, it was assumed that payments on the Interest Rate Cap were available to the Senior Certificates and of each group in proportion to the related Collateral Group Balance.*

Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)	Period	Group 1 Funds Cap (%)	Group 2 Funds Cap (%)	Mezz Funds Cap (%)
1	5.27875	5.05355	5.21280	31	8.18563	7.70559	8.04506
2	7.79695	7.58613	7.73521	32	8.45665	7.96063	8.31140
3	8.05057	7.83258	7.98674	33	8.18182	7.70163	8.04120
4	7.77327	7.56218	7.71146	34	8.49425	7.95681	8.33687
5	8.00544	7.78719	7.94153	35	8.94790	8.49004	8.81382
6	7.71214	7.50082	7.65026	36	8.95746	8.48671	8.81960
7	8.07077	7.85900	8.00876	37	9.91383	9.39231	9.76111
8	8.29238	8.07340	8.22825	38	8.95165	8.48049	8.81363
9	7.95978	7.74773	7.89769	39	9.24691	8.75972	9.10413
10	8.14580	7.92655	8.08159	40	8.98890	8.47452	8.83807
11	7.79252	7.58450	7.73160	41	9.90881	9.45378	9.77536
12	7.70489	7.49679	7.64395	42	9.59335	9.14460	9.46172
13	8.69209	8.46113	8.62445	43	9.58957	9.14037	9.45780
14	7.72513	7.51642	7.66401	44	9.90559	9.44069	9.76919
15	7.89159	7.67582	7.82840	45	9.58227	9.13192	9.45012
16	7.54226	7.33337	7.48109	46	9.93338	9.43268	9.78644
17	7.68724	7.47131	7.62401	47	10.17343	9.74957	10.04902
18	7.29111	7.08209	7.22990	48	10.17689	9.74455	10.04997
19	8.46902	8.25613	8.40668	49	10.87394	10.41115	10.73807
20	8.63262	8.41369	8.56851	50	10.16819	9.73444	10.04082
21	8.25134	8.03912	8.18920	51	10.50253	10.05373	10.37072
22	8.53191	8.20407	8.43591	52	10.16028	9.72509	10.03245
23	9.38896	8.95332	9.26139	53	10.60767	10.24474	10.50105
24	9.28519	8.84933	9.15755	54	10.26875	9.90897	10.16304
25	8.49145	8.00866	8.35008	55	10.26415	9.90368	10.15822
26	7.66895	7.23247	7.54113	56	10.60153	10.22833	10.49184
27	7.92313	7.47187	7.79098	57	10.25495	9.89308	10.14857
28	7.70676	7.22994	7.56713	58	10.59304	10.21738	10.48259
29	8.47785	7.97054	8.32929	59	10.37905	10.08539	10.29269
30	8.20238	7.71123	8.05856	60	10.37894	10.07980	10.29096

(1) Based on 1 month LIBOR, 6 month LIBOR and 1 Year CMT of 20% for each period. Assumed Closing Date of 3/1/04 and assumed first Payment Date of 3/25/04.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SAIL 2004-3 Collateral Summary –Aggregate

Total Number of Loans	13,475	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$2,356,301,876	Yes	28.1%
Average Loan Principal Balance	$174,865	No	71.9%
Fixed Rate	29.6%		
Adjustable Rate	70.4%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	74.5%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.4%
Weighted Average Margin	5.7%	No	36.6%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	25.5%
Weighted Average Floor	7.2%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.9	1.001-2.000	43.1%
Weighted Average Remaining Term (mo.)	353.3	2.001-3.000	23.9%
Weighted Average Loan Age (mo.)	1.6	3.001-4.000	0.0%
Weighted Average Combined LTV	80.9%	4.001-5.000	2.3%
Non-Zero Weighted Average FICO	635		
Non-Zero Weighted Average DTI	40.7%	**Geographic Distribution**	
% IO Loans	9.6%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	41.4%
First	98.2%	FL	6.2%
Second	1.8%	IL	6.0%
		NY	5.0%
Product Type		CO	3.3%
2/28 ARM (LIBOR)	55.4%	TX	3.2%
Fixed Rate	28.8%		
3/27 ARM (LIBOR)	14.2%	**Occupancy Status**	
Balloon	0.8%	Primary Home	90.3%
Other	0.8%	Investment	8.6%
		Second Home	1.1%

Collateral Characteristics -Aggregate

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	1,052	$38,583,034.05	1.64%
50,000.01 - 100,000.00	3,002	226,101,470.34	9.60
100,000.01 - 150,000.00	2,854	356,224,908.02	15.12
150,000.01 - 200,000.00	2,237	389,972,286.45	16.55
200,000.01 - 250,000.00	1,541	345,586,745.27	14.67
250,000.01 - 300,000.00	1,027	281,506,209.42	11.95
300,000.01 - 350,000.00	636	206,164,920.16	8.75
350,000.01 - 400,000.00	469	175,767,791.30	7.46
400,000.01 - 450,000.00	236	100,570,254.65	4.27
450,000.01 - 500,000.00	204	97,600,253.66	4.14
500,000.01 - 550,000.00	75	39,335,222.63	1.67
550,000.01 - 600,000.00	50	28,825,343.72	1.22
600,000.01 - 650,000.00	42	26,633,151.69	1.13
650,000.01 - 700,000.00	14	9,636,269.27	0.41
700,000.01 - 750,000.00	9	6,559,363.49	0.28
750,000.01 - 800,000.00	1	793,000.00	0.03
800,000.01 - 850,000.00	4	3,302,307.35	0.14
850,000.01 - 900,000.00	4	3,540,295.60	0.15
900,000.01 - 950,000.00	8	7,328,439.05	0.31
950,000.01 - 1,000,000.00	4	3,872,377.40	0.16
1,050,000.01 - 1,100,000.00	1	1,089,022.10	0.05
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.05
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.06
1,450,000.01 - 1,500,000.00	2	2,955,489.17	0.13
1,650,000.01 - 1,700,000.00	1	1,678,721.66	0.07
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: $9,940.97
Maximum: $1,678,721.66
Weighted Average: $174,864.70

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	320	$80,360,434.93	3.41%
5.501 - 6.000	931	225,596,795.06	9.57
6.001 - 6.500	1,544	363,771,435.11	15.44
6.501 - 7.000	2,360	508,164,547.39	21.57
7.001 - 7.500	1,955	365,807,892.10	15.52
7.501 - 8.000	1,953	328,483,920.91	13.94
8.001 - 8.500	1,325	193,670,986.07	8.22
8.501 - 9.000	1,029	130,248,124.86	5.53
9.001 - 9.500	505	52,213,562.77	2.22
9.501 - 10.000	630	52,792,787.29	2.24
10.001 - 10.500	299	20,553,889.90	0.87
10.501 - 11.000	295	18,839,922.57	0.80
11.001 - 11.500	148	8,163,231.91	0.35
11.501 - 12.000	93	4,378,679.50	0.19
12.001 - 12.500	45	1,516,318.07	0.06
12.501 - 13.000	18	848,268.68	0.04
13.001 - 13.500	10	332,687.58	0.01
13.501 - 14.000	10	374,305.26	0.02
14.001 - 14.250	2	39,161.73	0.00
14.251 >=	3	144,924.76	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.263%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,175,418.48	0.05%
171 - 180	554	49,666,965.30	2.11
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.9

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	16	$1,496,289.45	0.06%
171 - 180	552	49,346,094.33	2.09
181 - 240	299	21,928,696.30	0.93
241 - 300	7	1,166,450.33	0.05
301 - 360	12,601	2,282,364,346.04	96.86
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 353.3

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,422.77	0.00%
10.001 - 20.000	22	2,082,101.43	0.09
20.001 - 30.000	51	5,201,237.28	0.22
30.001 - 40.000	142	19,494,970.69	0.83
40.001 - 50.000	249	36,170,316.03	1.54
50.001 - 60.000	506	90,392,306.83	3.84
60.001 - 70.000	1,263	237,001,205.29	10.06
70.001 - 80.000	4,765	881,891,883.90	37.43
80.001 - 90.000	3,810	702,643,068.98	29.82
90.001 - 100.000	2,665	381,314,363.25	16.18
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 80.942%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	24	$2,094,626.89	0.09%
451 - 500	36	4,656,329.24	0.20
501 - 550	1,924	281,248,000.05	11.94
551 - 600	2,544	414,248,715.29	17.58
601 - 650	4,039	679,832,654.98	28.85
651 - 700	3,107	619,266,990.65	26.28
701 - 750	1,270	246,079,413.87	10.44
751 - 800	507	104,461,546.45	4.43
801 >=	24	4,413,599.03	0.19
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Non- Zero Minimum: 485
Maximum: 818
Non-Zero WA: 635

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	6,818	$1,196,470,872.07	50.78%
Purchase	5,073	872,485,212.85	37.03
Rate/Term Refinance	1,548	282,774,733.45	12.00
Debt Consolidation	12	2,400,659.03	0.10
Home Improvement	24	2,170,399.05	0.09
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	10,119	$1,726,252,329.36	73.26%
2-4 Family	1,192	243,279,651.66	10.32
PUD	1,097	221,662,499.77	9.41
Condo	960	155,084,904.72	6.58
Manufactured Housing	82	6,870,491.39	0.29
Row House	14	1,457,693.62	0.06
Townhouse	9	1,347,492.55	0.06
Coop	1	191,813.38	0.01
Condotel	1	155,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	2,967	$663,925,907.18	28.18%
CA-N	1,298	310,694,815.29	13.19
FL	1,090	146,852,041.89	6.23
IL	852	142,308,462.45	6.04
NY	484	117,144,033.40	4.97
CO	403	78,333,347.77	3.32
TX	718	74,424,562.69	3.16
HI	241	56,953,051.22	2.42
MA	224	54,518,591.90	2.31
AZ	355	51,335,902.14	2.18
MN	284	49,563,335.90	2.10
WA	287	49,144,867.53	2.09
MD	266	48,894,668.34	2.08
NV	304	46,761,458.95	1.98
MI	396	44,049,294.03	1.87
NJ	203	39,933,376.45	1.69
PA	302	32,562,661.77	1.38
OH	325	31,019,156.37	1.32
VA	168	28,452,081.73	1.21
GA	194	26,517,407.13	1.13
CT	157	25,338,543.17	1.08
UT	164	24,286,426.39	1.03
MO	179	19,698,910.64	0.84
OR	131	19,528,572.45	0.83
NC	142	17,977,641.65	0.76
WI	139	15,357,650.66	0.65
TN	155	13,501,985.19	0.57
IN	134	12,574,617.18	0.53
SC	82	10,362,148.91	0.44
RI	63	9,953,408.09	0.42
Other	768	94,332,947.99	4.00
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
None	3,471	$599,781,870.26	25.45%
1 Mos. Int. on UPB	3	434,559.18	0.02
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,608.40	0.02
1% of Amt. Prepaid	236	26,706,303.80	1.13
1% of Orig. Bal.	156	14,170,787.64	0.60
1% of UPB	287	29,295,326.85	1.24
2 Mos. Int. on Amt. Prepaid	40	6,218,453.16	0.26
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	72	11,449,085.73	0.49
2 Mos. Int. on 80% UPB	8	968,493.17	0.04
2 Mos. Int. on UPB	14	2,089,253.73	0.09
2% 1% of UPB	1	80,199.05	0.00
2% of Amt. Prepaid	52	9,374,985.70	0.40
2% of Orig. Bal.	2	338,375.28	0.01
2% of UPB	390	54,836,282.38	2.33
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,550.14	0.03
3 Mos. Int. on UPB	178	42,349,666.36	1.80
3% 2% 1% of UPB	23	1,995,631.04	0.08
3% 2% of UPB	5	590,723.93	0.03
3% of Orig. Bal.	9	2,901,379.46	0.12
3% of UPB	23	2,648,103.32	0.11
5% 4% of UPB	29	3,349,103.42	0.14
5% 4% 3% of UPB	50	4,672,123.38	0.20
5% 4% 3% 2% 1% of UPB	45	3,704,904.94	0.16
5% of Amt. Prepaid	35	5,871,625.45	0.25
5% of Orig. Bal.	12	879,302.52	0.04
5% of UPB	127	16,698,276.46	0.71
6 Mos. Int. on Amt. Prepaid	2,832	549,220,756.93	23.31
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4,585	841,653,073.23	35.72
6 Mos. Int. on 80% of UPB	287	50,193,488.74	2.13
6 Mos. Int. on UPB	495	72,467,582.80	3.08
6% of Amt. Prepaid	1	184,000.00	0.01
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full	7,276	$1,149,108,353.83	48.77%
Stated	4,005	686,566,475.43	29.14
No Ratio	1,175	262,457,528.46	11.14
Limited	746	187,863,546.88	7.97
No Documentation	273	70,305,971.85	2.98
Total:	**13,475**	**$2,356,301,876.45**	**100.00%**

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	620	$140,729,028.13	8.49%
3.001 - 3.500	435	88,917,882.75	5.36
3.501 - 4.000	72	13,800,743.92	0.83
4.001 - 4.500	35	6,539,554.60	0.39
4.501 - 5.000	240	50,361,190.31	3.04
5.001 - 5.500	2,095	393,815,844.30	23.75
5.501 - 6.000	1,537	299,955,715.89	18.09
6.001 - 6.500	1,419	260,330,805.13	15.70
6.501 - 7.000	1,411	255,294,449.94	15.39
7.001 - 7.500	493	82,694,030.68	4.99
7.501 - 8.000	206	33,073,660.11	1.99
8.001 - 8.500	114	16,039,832.50	0.97
8.501 - 9.000	71	8,376,689.79	0.51
9.001 - 9.500	39	4,457,955.34	0.27
9.501 - 10.000	27	2,576,100.94	0.16
10.001 >=	15	1,555,183.68	0.09
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum:	1.500%
Maximum:	11.375%
Weighted Average:	5.705%

Collateral Characteristics- Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	86	$18,692,267.78	1.13%
1.500	446	74,678,500.34	4.50
2.000	4,478	890,317,098.51	53.68
3.000	3,766	666,007,631.99	40.16
5.000	51	8,303,894.45	0.50
6.000	2	519,274.94	0.03
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.384%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	8,310	$1,568,725,288.05	94.59%
1.500	466	78,692,113.09	4.74
2.000	50	10,460,290.31	0.63
3.000	3	640,976.56	0.04
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.031%

Collateral Characteristics - Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	3	$868,768.50	0.05%
10.001 - 10.500	12	3,434,730.05	0.21
10.501 - 11.000	84	21,712,329.19	1.31
11.001 - 11.500	207	49,934,244.26	3.01
11.501 - 12.000	455	106,030,071.29	6.39
12.001 - 12.500	650	144,433,151.32	8.71
12.501 - 13.000	958	207,580,802.52	12.52
13.001 - 13.500	994	203,953,761.41	12.30
13.501 - 14.000	1,394	274,579,205.41	16.56
14.001 - 14.500	1,218	222,132,970.49	13.39
14.501 - 15.000	1,193	201,148,188.45	12.13
15.001 - 15.500	667	104,526,396.50	6.30
15.501 - 16.000	514	67,443,792.68	4.07
16.001 - 16.500	219	24,421,982.80	1.47
16.501 - 17.000	160	18,405,872.42	1.11
17.001 - 17.500	55	4,749,173.15	0.29
17.501 - 18.000	26	1,765,297.78	0.11
18.001 - 18.500	14	992,050.20	0.06
18.501 - 19.000	5	359,492.29	0.02
19.001 - 19.500	1	46,387.30	0.00
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 9.750%
Maximum: 19.200%
Weighted Average: 13.702%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	332	$82,477,622.06	4.97%
5.501 - 6.000	591	137,629,346.23	8.30
6.001 - 6.500	992	224,715,453.86	13.55
6.501 - 7.000	1,624	349,304,018.88	21.06
7.001 - 7.500	1,422	279,059,721.98	16.83
7.501 - 8.000	1,442	256,997,354.08	15.50
8.001 - 8.500	961	152,105,861.64	9.17
8.501 - 9.000	712	96,811,814.96	5.84
9.001 - 9.500	301	35,620,210.29	2.15
9.501 - 10.000	258	28,424,817.24	1.71
10.001 - 10.500	97	8,182,012.84	0.49
10.501 - 11.000	55	4,488,252.49	0.27
11.001 - 11.500	26	1,811,104.15	0.11
11.501 - 12.000	10	516,290.08	0.03
12.001 - 12.500	5	227,787.23	0.01
12.501 - 13.000	1	147,000.00	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.219%

Collateral Characteristics-Aggregate (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$297,261.42	0.02%
2004-07	3	598,310.54	0.04
2004-08	1	144,639.42	0.01
2004-10	2	232,120.66	0.01
2004-11	2	290,720.42	0.02
2004-12	1	80,798.86	0.00
2005-01	2	327,409.30	0.02
2005-02	1	396,395.52	0.02
2005-03	2	185,846.93	0.01
2005-04	4	656,320.77	0.04
2005-05	5	537,120.25	0.03
2005-06	15	2,072,438.39	0.12
2005-07	11	1,405,118.86	0.08
2005-08	17	3,814,754.75	0.23
2005-09	109	24,147,413.96	1.46
2005-10	262	51,144,422.70	3.08
2005-11	625	129,301,553.07	7.80
2005-12	1,858	352,030,451.91	21.23
2006-01	3,984	732,842,400.79	44.19
2006-02	20	4,805,599.23	0.29
2006-03	2	228,750.00	0.01
2006-04	1	101,853.45	0.01
2006-05	1	163,622.86	0.01
2006-06	2	332,976.08	0.02
2006-07	6	1,369,387.07	0.08
2006-08	4	1,375,421.45	0.08
2006-09	15	3,358,221.54	0.20
2006-10	26	5,282,611.47	0.32
2006-11	158	31,586,742.43	1.90
2006-12	646	114,873,420.12	6.93
2007-01	885	165,409,314.75	9.97
2007-02	33	6,650,833.92	0.40
2007-03	2	292,250.00	0.02
2007-04	1	74,739.52	0.00
2007-05	1	171,855.20	0.01
2007-06	3	985,800.00	0.06
2007-07	18	3,665,141.19	0.22
2008-10	1	44,908.80	0.00
2008-11	1	63,376.84	0.00
2008-12	8	1,520,151.15	0.09
2009-01	89	15,542,182.16	0.94
2018-09	1	114,010.26	0.01
Total:	**8,829**	**$1,658,518,668.01**	**100.00%**

SAIL 2004-3 Collateral Summary -Group 1

Total Number of Loans	10,662	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$1,668,937,029	Yes	29.4%
Average Loan Principal Balance	$156,531	No	70.6%
Fixed Rate	28.9%		
Adjustable Rate	71.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	75.9%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.3%	Yes	63.8%
Weighted Average Margin	5.7%	No	36.2%
Weighted Average Initial Periodic Cap	2.4%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	24.1%
Weighted Average Floor	7.3%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	354.2	1.001-2.000	45.6%
Weighted Average Remaining Term (mo.)	352.7	2.001-3.000	25.2%
Weighted Average Loan Age (mo.)	1.6		
Weighted Average Combined LTV	81.3%	**Geographic Distribution**	
Non-Zero Weighted Average FICO	630	(Other states account individually for less than	
Non-Zero Weighted Average DTI	40.7%	3% of the Cut-off Date principal balance)	
% IO Loans	7.9%	CA	37.5%
		FL	6.6%
Lien Position		IL	6.6%
First	98.2%	NY	4.9%
Second	1.8%	TX	3.5%
		CO	3.5%
Product Type		HI	3.0%
2/28 ARM (LIBOR)	57.6%		
Fixed Rate	28.0%	**Occupancy Status**	
3/27 ARM (LIBOR)	12.7%	Primary Home	89.0%
Balloon	0.8%	Investment	10.0%
Other	0.8%	Second Home	1.0%

Collateral Characteristics -Group 1

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances			
($)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
0.01 - 50,000.00	736	$25,719,028.09	1.54%
50,000.01 - 100,000.00	2,330	178,603,101.03	10.70
100,000.01 - 150,000.00	2,558	319,659,226.39	19.15
150,000.01 - 200,000.00	2,055	358,053,409.67	21.45
200,000.01 - 250,000.00	1,424	319,215,030.20	19.13
250,000.01 - 300,000.00	964	264,293,312.42	15.84
300,000.01 - 350,000.00	452	143,937,486.69	8.62
350,000.01 - 400,000.00	68	25,709,330.20	1.54
400,000.01 - 450,000.00	43	18,076,635.17	1.08
450,000.01 - 500,000.00	28	13,491,878.18	0.81
500,000.01 - 550,000.00	3	1,548,590.46	0.09
600,000.01 - 650,000.00	1	630,000.00	0.04
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: $9,940.97
Maximum: $630,000.00
Weighted Average: $156,531.33

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	249	$49,024,235.41	2.94%
5.501 - 6.000	698	131,909,163.18	7.90
6.001 - 6.500	1,190	231,758,397.81	13.89
6.501 - 7.000	1,880	353,850,454.32	21.20
7.001 - 7.500	1,633	274,150,793.75	16.43
7.501 - 8.000	1,643	256,187,812.97	15.35
8.001 - 8.500	1,084	151,185,227.13	9.06
8.501 - 9.000	767	99,994,677.45	5.99
9.001 - 9.500	369	41,231,777.65	2.47
9.501 - 10.000	449	38,856,407.46	2.33
10.001 - 10.500	199	13,894,768.73	0.83
10.501 - 11.000	236	14,807,869.80	0.89
11.001 - 11.500	115	6,341,128.70	0.38
11.501 - 12.000	76	3,311,567.71	0.20
12.001 - 12.500	36	1,009,098.01	0.06
12.501 - 13.000	15	698,574.39	0.04
13.001 - 13.500	9	225,459.47	0.01
13.501 - 14.000	9	315,528.07	0.02
14.001 - 14.250	2	39,161.73	0.00
14.251 >=	3	144,924.76	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 4.125%
Maximum: 14.590%
Weighted Average: 7.345%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	14	$1,175,418.48	0.07%
171 - 180	484	39,951,452.84	2.39
181 - 240	250	17,646,199.70	1.06
241 - 300	7	1,166,450.33	0.07
301 - 360	9,907	1,608,997,507.15	96.41
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 354.2

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	15	$1,386,854.80	0.08%
171 - 180	483	39,740,016.52	2.38
181 - 240	250	17,646,199.70	1.06
241 - 300	7	1,166,450.33	0.07
301 - 360	9,907	1,608,997,507.15	96.41
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 117.0
Maximum: 360.0
Weighted Average: 352.7

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.001 - 10.000	2	$110,422.77	0.01%
10.001 - 20.000	19	1,782,199.65	0.11
20.001 - 30.000	42	3,848,199.65	0.23
30.001 - 40.000	117	13,890,542.11	0.83
40.001 - 50.000	209	27,754,798.47	1.66
50.001 - 60.000	423	62,630,071.52	3.75
60.001 - 70.000	958	148,108,891.18	8.87
70.001 - 80.000	3,664	611,633,164.90	36.65
80.001 - 90.000	2,984	502,886,403.61	30.13
90.001 - 100.000	2,244	296,292,334.64	17.75
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Minimum: 9.710%
Maximum: 100.000%
Weighted Average: 81.345%

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	20	$1,910,026.05	0.11%
451 - 500	30	4,020,801.73	0.24
501 - 550	1,529	225,389,595.02	13.50
551 - 600	2,025	312,682,424.57	18.74
601 - 650	3,327	510,164,116.64	30.57
651 - 700	2,329	378,104,800.07	22.66
701 - 750	994	165,556,153.63	9.92
751 - 800	389	67,901,642.09	4.07
801 >=	19	3,207,468.70	0.19
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Non- Zero Minimum: 485
Maximum: 818
Non-Zero WA: 630

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	5,475	$863,855,427.96	51.76%
Purchase	3,971	612,635,437.24	36.71
Rate/Term Refinance	1,186	188,859,166.85	11.32
Debt Consolidation	10	1,824,948.91	0.11
Home Improvement	20	1,762,047.54	0.11
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	7,986	$1,201,267,516.61	71.98%
2-4 Family	1,042	209,830,608.63	12.57
PUD	818	132,069,771.31	7.91
Condo	797	123,198,447.58	7.38
Townhouse	7	1,139,715.75	0.07
Row House	10	1,084,155.24	0.06
Coop	1	191,813.38	0.01
Condotel	1	155,000.00	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	2,349	$452,659,468.99	27.12%
CA-N	915	173,207,083.13	10.38
FL	869	110,145,780.74	6.60
IL	693	109,904,022.69	6.59
NY	385	80,953,798.89	4.85
TX	565	57,708,471.22	3.46
CO	344	57,669,300.43	3.46
HI	223	50,556,706.93	3.03
MA	185	41,090,645.12	2.46
MN	249	39,806,041.17	2.39
AZ	310	39,492,435.91	2.37
WA	247	39,444,597.90	2.36
NV	268	37,293,783.35	2.23
MD	211	32,563,218.25	1.95
MI	294	32,511,669.11	1.95
PA	237	27,248,377.85	1.63
NJ	146	26,601,222.20	1.59
OH	249	23,881,798.27	1.43
GA	162	20,706,111.67	1.24
CT	132	19,577,351.55	1.17
UT	141	18,388,615.50	1.10
VA	131	17,935,863.05	1.07
OR	110	14,523,692.60	0.87
MO	132	14,025,243.02	0.84
WI	104	12,879,344.10	0.77
NC	103	12,186,214.91	0.73
TN	113	10,959,640.71	0.66
RI	58	9,027,616.35	0.54
NM	60	8,194,156.84	0.49
IN	80	7,693,246.35	0.46
Other	597	70,101,509.70	4.20
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	2,691	$401,872,359.74	24.08%
1 Mo. Int. on UPB	3	434,559.18	0.03
1% of Amt. Prepaid	168	19,139,032.93	1.15
1% of Orig. Bal.	115	10,464,120.08	0.63
1% of UPB	224	22,482,615.66	1.35
2 Mos. Int. on Amt. Prepaid	33	5,206,392.16	0.31
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	67	9,983,912.56	0.60
2 Mos. Int. on 80% of UPB	8	968,493.17	0.06
2 Mos. Int. on UPB	7	875,584.47	0.05
2% 1% of UPB	1	80,199.05	0.00
2% of Amt. Prepaid	33	5,093,543.86	0.31
2% of Orig. Bal.	2	338,375.28	0.02
2% of UPB	326	43,910,306.45	2.63
3 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	4	605,550.14	0.04
3 Mos. Int. on UPB	148	32,309,866.46	1.94
3% 2% 1% of UPB	22	1,913,223.34	0.11
3% 2% of UPB	4	480,723.93	0.03
3% of Orig. Bal.	5	1,384,358.60	0.08
3% of UPB	18	2,334,367.25	0.14
5% 4% of UPB	25	3,096,465.91	0.19
5% 4% 3% of UPB	40	3,884,325.97	0.23
5% 4% 3% 2% 1% of UPB	29	2,547,209.81	0.15
5% of Amt. Prepaid	26	3,967,213.62	0.24
5% of Orig. Bal.	10	784,641.89	0.05
5% of UPB	79	10,484,508.10	0.63
6Mos. Int. on Amt. Prepaid	2,444	438,842,878.72	26.29
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	3,742	588,674,672.18	35.27
6 Mos. Int. on 80% of UPB	231	36,912,509.18	2.21
6 Mos. Int. on UPB	156	19,681,018.81	1.18
6% of Amt. Prepaid	1	184,000.00	0.01
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Documentation Type

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	5,938	$883,131,969.64	52.92%
Stated	3,136	497,608,823.83	29.82
No Ratio	922	165,467,098.79	9.91
Limited	493	91,523,160.49	5.48
No Documentation	173	31,205,975.75	1.87
Total:	**10,662**	**$1,668,937,028.50**	**100.00%**

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	497	$89,095,652.34	7.50%
3.001 - 3.500	359	65,819,266.94	5.54
3.501 - 4.000	59	10,565,585.88	0.89
4.001 - 4.500	29	5,386,293.50	0.45
4.501 - 5.000	181	32,134,917.03	2.71
5.001 - 5.500	1,677	293,082,058.06	24.69
5.501 - 6.000	1,181	211,166,455.62	17.79
6.001 - 6.500	1,048	186,124,733.53	15.68
6.501 - 7.000	1,066	186,184,884.14	15.68
7.001 - 7.500	362	60,869,371.18	5.13
7.501 - 8.000	145	24,406,923.24	2.06
8.001 - 8.500	72	11,298,750.02	0.95
8.501 - 9.000	42	5,065,062.59	0.43
9.001 - 9.500	24	3,355,886.28	0.28
9.501 - 10.000	14	1,339,669.76	0.11
10.001 >=	11	1,391,358.06	0.12
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.500%
Maximum: 10.650%
Weighted Average: 5.731%

Collateral Characteristics- Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	68	$13,333,104.14	1.12%
1.500	3	503,871.99	0.04
2.000	3,680	667,627,166.03	56.23
3.000	2,975	499,425,637.48	42.06
5.000	40	6,252,449.11	0.53
6.000	1	144,639.42	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.425%

Periodic Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	6,702	$1,175,523,204.69	99.01%
1.500	20	3,721,970.32	0.31
2.000	43	7,627,889.79	0.64
3.000	2	413,803.37	0.03
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.009%

Collateral Characteristics - Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
9.501 - 10.000	2	$508,768.50	0.04%
10.001 - 10.500	9	2,106,287.80	0.18
10.501 - 11.000	62	11,381,595.21	0.96
11.001 - 11.500	172	34,443,835.77	2.90
11.501 - 12.000	358	66,392,870.46	5.59
12.001 - 12.500	534	100,461,676.37	8.46
12.501 - 13.000	815	156,857,973.96	13.21
13.001 - 13.500	828	150,206,680.86	12.65
13.501 - 14.000	1,118	200,604,908.60	16.90
14.001 - 14.500	952	162,139,136.10	13.66
14.501 - 15.000	869	145,000,998.30	12.21
15.001 - 15.500	496	76,739,130.90	6.46
15.501 - 16.000	329	47,767,091.83	4.02
16.001 - 16.500	109	16,008,928.67	1.35
16.501 - 17.000	81	12,131,057.20	1.02
17.001 - 17.500	20	2,857,099.99	0.24
17.501 - 18.000	9	991,523.39	0.08
18.001 - 18.500	3	540,304.26	0.05
18.501 - 19.000	1	147,000.00	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 9.750%
Maximum: 18.800%
Weighted Average: 13.717%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	259	$50,750,656.93	4.27%
5.501 - 6.000	470	89,369,338.56	7.53
6.001 - 6.500	786	154,043,741.03	12.97
6.501 - 7.000	1,291	250,902,189.59	21.13
7.001 - 7.500	1,161	206,141,055.32	17.36
7.501 - 8.000	1,181	196,259,743.88	16.53
8.001 - 8.500	754	115,116,005.26	9.70
8.501 - 9.000	478	70,434,252.98	5.93
9.001 - 9.500	185	26,437,690.35	2.23
9.501 - 10.000	133	18,725,411.93	1.58
10.001 - 10.500	40	5,088,505.74	0.43
10.501 - 11.000	23	2,926,753.14	0.25
11.001 - 11.500	5	944,523.46	0.08
12.501 - 13.000	1	147,000.00	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

Minimum: 2.250%
Maximum: 12.800%
Weighted Average: 7.252%

Collateral Characteristics-Group 1 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-04	1	$297,261.42	0.03%
2004-07	2	562,531.15	0.05
2004-08	1	144,639.42	0.01
2004-10	2	232,120.66	0.02
2004-12	1	80,798.86	0.01
2005-01	2	327,409.30	0.03
2005-03	2	185,846.93	0.02
2005-04	1	102,912.35	0.01
2005-05	2	339,998.03	0.03
2005-06	10	1,771,416.27	0.15
2005-07	6	886,715.13	0.07
2005-08	8	1,499,246.90	0.13
2005-09	83	15,977,210.16	1.35
2005-10	206	38,540,088.80	3.25
2005-11	492	90,088,346.00	7.59
2005-12	1,396	244,924,999.97	20.63
2006-01	3,253	561,397,767.40	47.28
2006-02	17	3,354,099.23	0.28
2006-03	2	228,750.00	0.02
2006-04	1	101,853.45	0.01
2006-05	1	163,622.86	0.01
2006-06	2	332,976.08	0.03
2006-07	4	709,746.57	0.06
2006-08	3	909,021.45	0.08
2006-09	9	1,843,504.98	0.16
2006-10	15	2,456,259.23	0.21
2006-11	86	14,904,409.63	1.26
2006-12	302	53,131,198.32	4.48
2007-01	727	129,711,721.61	10.93
2007-02	30	5,420,083.92	0.46
2007-03	2	292,250.00	0.02
2007-04	1	74,739.52	0.01
2007-05	1	171,855.20	0.01
2007-06	1	237,800.00	0.02
2007-07	16	2,952,841.19	0.25
2008-11	1	63,376.84	0.01
2008-12	5	980,266.97	0.08
2009-01	72	11,773,172.11	0.99
2018-09	1	114,010.26	0.01
Total:	**6,767**	**$1,187,286,868.17**	**100.00%**

SAIL 2004-3 Collateral Summary –Group 2

Total Number of Loans	2,813	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$687,364,848	Yes	24.7%
Average Loan Principal Balance	$244,353	No	75.3%
Fixed Rate	31.4%		
Adjustable Rate	68.6%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	71.2%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	7.1%	Yes	62.1%
Weighted Average Margin	5.6%	No	37.9%
Weighted Average Initial Periodic Cap	2.3%		
Weighted Average Periodic Cap	1.1%	**Prepayment Penalty**	
Weighted Average Maximum Rate	13.7%	None	28.8%
Weighted Average Floor	7.1%	0.001-1.000	5.2%
Weighted Average Original Term (mo.)	356.7	1.001-2.000	37.2%
Weighted Average Remaining Term (mo.)	354.9	2.001-3.000	20.8%
Weighted Average Loan Age (mo.)	1.8	3.001-4.000	0.0%
Weighted Average Combined LTV	80.0%	4.001-5.000	8.0%
Non-Zero Weighted Average FICO	648		
Non-Zero Weighted Average DTI	40.8%	**Geographic Distribution**	
% IO Loans	13.6%	(Other states account individually for less than	
		3% of the Cut-off Date principal balance)	
Lien Position		CA	50.7%
First	98.1%	FL	5.3%
Second	1.9%	NY	5.3%
		IL	4.7%
Product Type		CO	3.0%
2/28 ARM (LIBOR)	50.0%		
Fixed Rate	30.8%	**Occupancy Status**	
3/27 ARM (LIBOR)	17.8%	Primary Home	93.4%
Balloon	0.7%	Investment	5.4%
Other	0.7%	Second Home	1.2%

Collateral Characteristics -Group 2

Collateral characteristics are listed below as of the Statistical Calculation Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	316	$12,864,005.96	1.87%
50,000.01 - 100,000.00	672	47,498,369.31	6.91
100,000.01 - 150,000.00	296	36,565,681.63	5.32
150,000.01 - 200,000.00	182	31,918,876.78	4.64
200,000.01 - 250,000.00	117	26,371,715.07	3.84
250,000.01 - 300,000.00	63	17,212,897.00	2.50
300,000.01 - 350,000.00	184	62,227,433.47	9.05
350,000.01 - 400,000.00	401	150,058,461.10	21.83
400,000.01 - 450,000.00	193	82,493,619.48	12.00
450,000.01 - 500,000.00	176	84,108,375.48	12.24
500,000.01 - 550,000.00	72	37,786,632.17	5.50
550,000.01 - 600,000.00	50	28,825,343.72	4.19
600,000.01 - 650,000.00	41	26,003,151.69	3.78
650,000.01 - 700,000.00	14	9,636,269.27	1.40
700,000.01 - 750,000.00	9	6,559,363.49	0.95
750,000.01 - 800,000.00	1	793,000.00	0.12
800,000.01 - 850,000.00	4	3,302,307.35	0.48
850,000.01 - 900,000.00	4	3,540,295.60	0.52
900,000.01 - 950,000.00	8	7,328,439.05	1.07
950,000.01 - 1,000,000.00	4	3,872,377.40	0.56
1,050,000.01 - 1,100,000.00	1	1,089,022.10	0.16
1,200,000.01 - 1,250,000.00	1	1,225,000.00	0.18
1,400,000.01 - 1,450,000.00	1	1,450,000.00	0.21
1,450,000.01 - 1,500,000.00	2	2,955,489.17	0.43
1,650,000.01 - 1,700,000.00	1	1,678,721.66	0.24
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: $20,645.56
Maximum: $1,678,721.66
Weighted Average: $244,352.95

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Mortgage Rates			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	71	$31,336,199.52	4.56%
5.501 - 6.000	233	93,687,631.88	13.63
6.001 - 6.500	354	132,013,037.30	19.21
6.501 - 7.000	480	154,314,093.07	22.45
7.001 - 7.500	322	91,657,098.35	13.33
7.501 - 8.000	310	72,296,107.94	10.52
8.001 - 8.500	241	42,485,758.94	6.18
8.501 - 9.000	262	30,253,447.41	4.40
9.001 - 9.500	136	10,981,785.12	1.60
9.501 - 10.000	181	13,936,379.83	2.03
10.001 - 10.500	100	6,659,121.17	0.97
10.501 - 11.000	59	4,032,052.77	0.59
11.001 - 11.500	33	1,822,103.21	0.27
11.501 - 12.000	17	1,067,111.79	0.16
12.001 - 12.500	9	507,220.06	0.07
12.501 - 13.000	3	149,694.29	0.02
13.001 - 13.500	1	107,228.11	0.02
13.501 - 14.000	1	58,777.19	0.01
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 4.500%
Maximum: 13.750%
Weighted Average: 7.062%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
171 - 180	70	$9,715,512.46	1.41%
181 - 240	49	4,282,496.60	0.62
301 - 360	2,694	673,366,838.89	97.96
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 180.0
Maximum: 360.0
Weighted Average: 356.7

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	1	$109,434.65	0.02%
171 - 180	69	9,606,077.81	1.40
181 - 240	49	4,282,496.60	0.62
301 - 360	2,694	673,366,838.89	97.96
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 170.0
Maximum: 360.0
Weighted Average: 354.9

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Combined Loan-to-Value Ratio

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.001 - 20.000	3	$299,901.78	0.04%
20.001 - 30.000	9	1,353,037.63	0.20
30.001 - 40.000	25	5,604,428.58	0.82
40.001 - 50.000	40	8,415,517.56	1.22
50.001 - 60.000	83	27,762,235.31	4.04
60.001 - 70.000	305	88,892,314.11	12.93
70.001 - 80.000	1,101	270,258,719.00	39.32
80.001 - 90.000	826	199,756,665.37	29.06
90.001 - 100.000	421	85,022,028.61	12.37
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Minimum: 12.500%
Maximum: 100.000%
Weighted Average: 79.963%

FICO Score

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 0	4	$184,600.84	0.03%
451 - 500	6	635,527.51	0.09
501 - 550	395	55,858,405.03	8.13
551 - 600	519	101,566,290.72	14.78
601 - 650	712	169,668,538.34	24.68
651 - 700	778	241,162,190.58	35.09
701 - 750	276	80,523,260.24	11.71
751 - 800	118	36,559,904.36	5.32
801 >=	5	1,206,130.33	0.18
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Non- Zero Minimum: 492
Maximum: 816
Non-Zero WA: 648

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Loan Purpose	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	1,343	$332,615,444.11	48.39%
Purchase	1,102	259,849,775.61	37.80
Rate/Term Refinance	362	93,915,566.60	13.66
Debt Consolidation	2	575,710.12	0.08
Home Improvement	4	408,351.51	0.06
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Property Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	2,133	$524,984,812.75	76.38%
PUD	279	89,592,728.46	13.03
2-4 Family	150	33,449,043.03	4.87
Condo	163	31,886,457.14	4.64
Manufactured Housing	82	6,870,491.39	1.00
Row House	4	373,538.38	0.05
Townhouse	2	207,776.80	0.03
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

States – Top 30			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
CA-S	618	$211,266,438.19	30.74%
CA-N	383	137,487,732.16	20.00
FL	221	36,706,261.15	5.34
NY	99	36,190,234.51	5.27
IL	159	32,404,439.76	4.71
CO	59	20,664,047.34	3.01
TX	153	16,716,091.47	2.43
MD	55	16,331,450.09	2.38
MA	39	13,427,946.78	1.95
NJ	57	13,332,154.25	1.94
AZ	45	11,843,466.23	1.72
MI	102	11,537,624.92	1.68
VA	37	10,516,218.68	1.53
MN	35	9,757,294.73	1.42
WA	40	9,700,269.63	1.41
NV	36	9,467,675.60	1.38
OH	76	7,137,358.10	1.04
HI	18	6,396,344.29	0.93
UT	23	5,897,810.89	0.86
GA	32	5,811,295.46	0.85
NC	39	5,791,426.74	0.84
CT	25	5,761,191.62	0.84
MO	47	5,673,667.62	0.83
PA	65	5,314,283.92	0.77
OR	21	5,004,879.85	0.73
IN	54	4,881,370.83	0.71
SC	27	4,009,729.87	0.58
NH	9	2,779,549.62	0.40
TN	42	2,542,344.48	0.37
WI	35	2,478,306.56	0.36
Other	162	20,535,942.61	2.99
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Prepayment Penalty Description	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
None	780	$197,909,510.52	28.79%
1 Yr. Int. on Amt. Prepaid >20% Orig. Bal.	3	572,608.40	0.08
1% of Amt. Prepaid	68	7,567,270.87	1.10
1% of Orig. Bal.	41	3,706,667.56	0.54
1% of UPB	63	6,812,711.19	0.99
2 Mos. Int. on Amt. Prepaid	7	1,012,061.00	0.15
2 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	5	1,465,173.17	0.21
2 Mos. Int. on UPB	7	1,213,669.26	0.18
2% of Amt. Prepaid	19	4,281,441.84	0.62
2% of UPB	64	10,925,975.93	1.59
3 Mos. Int. on UPB	30	10,039,799.90	1.46
3% 2% 1% of UPB	1	82,407.70	0.01
3% 2% of UPB	1	110,000.00	0.02
3% of Orig. Bal.	4	1,517,020.86	0.22
3% of UPB	5	313,736.07	0.05
5% 4% of UPB	4	252,637.51	0.04
5% 4% 3% of UPB	10	787,797.41	0.11
5% 4% 3% 2% 1% of UPB	16	1,157,695.13	0.17
5% of Amt. Prepaid	9	1,904,411.83	0.28
5% of Orig. Bal.	2	94,660.63	0.01
5% of UPB	48	6,213,768.36	0.90
6 Mos. Int. on Amt. Prepaid	388	110,377,878.21	16.06
6 Mos. Int. on Amt. Prepaid >20% Orig. Bal.	843	252,978,401.05	36.80
6 Mos. Int. on 80% of UPB	56	13,280,979.56	1.93
6 Mos. Int. on UPB	339	52,786,563.99	7.68
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Documentation Type	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Full	1,338	$265,976,384.19	38.70%
Stated	869	188,957,651.60	27.49
No Ratio	253	96,990,429.67	14.11
Limited	253	96,340,386.39	14.02
No Documentation	100	39,099,996.10	5.69
Total:	**2,813**	**$687,364,847.95**	**100.00%**

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	123	$51,633,375.79	10.96%
3.001 - 3.500	76	23,098,615.81	4.90
3.501 - 4.000	13	3,235,158.04	0.69
4.001 - 4.500	6	1,153,261.10	0.24
4.501 - 5.000	59	18,226,273.28	3.87
5.001 - 5.500	418	100,733,786.24	21.38
5.501 - 6.000	356	88,789,260.27	18.84
6.001 - 6.500	371	74,206,071.60	15.75
6.501 - 7.000	345	69,109,565.80	14.67
7.001 - 7.500	131	21,824,659.50	4.63
7.501 - 8.000	61	8,666,736.87	1.84
8.001 - 8.500	42	4,741,082.48	1.01
8.501 - 9.000	29	3,311,627.20	0.70
9.001 - 9.500	15	1,102,069.06	0.23
9.501 - 10.000	13	1,236,431.18	0.26
10.001 >=	4	163,825.62	0.03
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.750%
Maximum: 11.375%
Weighted Average: 5.637%

Collateral Characteristics- Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Initial Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	18	$5,359,163.64	1.14%
1.500	443	74,174,628.35	15.74
2.000	798	222,689,932.48	47.26
3.000	791	166,581,994.51	35.35
5.000	11	2,051,445.34	0.44
6.000	1	374,635.52	0.08
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.000%
Maximum: 6.000%
Weighted Average: 2.280%

Periodic Cap

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	1,608	$393,202,083.36	83.44%
1.500	446	74,970,142.77	15.91
2.000	7	2,832,400.52	0.60
3.000	1	227,173.19	0.05
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 1.000%
Maximum: 3.000%
Weighted Average: 1.087%

Collateral Characteristics - Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Maximum Rate			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
9.501 - 10.000	1	$360,000.00	0.08%
10.001 - 10.500	3	1,328,442.25	0.28
10.501 - 11.000	22	10,330,733.98	2.19
11.001 - 11.500	35	15,490,408.49	3.29
11.501 - 12.000	97	39,637,200.83	8.41
12.001 - 12.500	116	43,971,474.95	9.33
12.501 - 13.000	143	50,722,828.56	10.76
13.001 - 13.500	166	53,747,080.55	11.41
13.501 - 14.000	276	73,974,296.81	15.70
14.001 - 14.500	266	59,993,834.39	12.73
14.501 - 15.000	324	56,147,190.15	11.91
15.001 - 15.500	171	27,787,265.60	5.90
15.501 - 16.000	185	19,676,700.85	4.18
16.001 - 16.500	110	8,413,054.13	1.79
16.501 - 17.000	79	6,274,815.22	1.33
17.001 - 17.500	35	1,892,073.16	0.40
17.501 - 18.000	17	773,774.39	0.16
18.001 - 18.500	11	451,745.94	0.10
18.501 - 19.000	4	212,492.29	0.05
19.001 - 19.500	1	46,387.30	0.01
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 9.875%
Maximum: 19.200%
Weighted Average: 13.663%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Floor

(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	73	$31,726,965.13	6.73%
5.501 - 6.000	121	48,260,007.67	10.24
6.001 - 6.500	206	70,671,712.83	15.00
6.501 - 7.000	333	98,401,829.29	20.88
7.001 - 7.500	261	72,918,666.66	15.47
7.501 - 8.000	261	60,737,610.20	12.89
8.001 - 8.500	207	36,989,856.38	7.85
8.501 - 9.000	234	26,377,561.98	5.60
9.001 - 9.500	116	9,182,519.94	1.95
9.501 - 10.000	125	9,699,405.31	2.06
10.001 - 10.500	57	3,093,507.10	0.66
10.501 - 11.000	32	1,561,499.35	0.33
11.001 - 11.500	21	866,580.69	0.18
11.501 - 12.000	10	516,290.08	0.11
12.001 - 12.500	5	227,787.23	0.05
Total:	**2,062**	**$471,231,799.84**	**100.00%**

Minimum: 2.250%
Maximum: 12.250%
Weighted Average: 7.134%

Collateral Characteristics-Group 2 (continued)

Collateral characteristics are listed below as of the Statistical Calculation Date

Next Rate Adjustment Date

	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2004-07	1	$35,779.39	0.01%
2004-11	2	290,720.42	0.06
2005-02	1	396,395.52	0.08
2005-04	3	553,408.42	0.12
2005-05	3	197,122.22	0.04
2005-06	5	301,022.12	0.06
2005-07	5	518,403.73	0.11
2005-08	9	2,315,507.85	0.49
2005-09	26	8,170,203.80	1.73
2005-10	56	12,604,333.90	2.67
2005-11	133	39,213,207.07	8.32
2005-12	462	107,105,451.94	22.73
2006-01	731	171,444,633.39	36.38
2006-02	3	1,451,500.00	0.31
2006-07	2	659,640.50	0.14
2006-08	1	466,400.00	0.10
2006-09	6	1,514,716.56	0.32
2006-10	11	2,826,352.24	0.60
2006-11	72	16,682,332.80	3.54
2006-12	344	61,742,221.80	13.10
2007-01	158	35,697,593.14	7.58
2007-02	3	1,230,750.00	0.26
2007-06	2	748,000.00	0.16
2007-07	2	712,300.00	0.15
2008-10	1	44,908.80	0.01
2008-12	3	539,884.18	0.11
2009-01	17	3,769,010.05	0.80
Total:	**2,062**	**$471,231,799.84**	**100.00%**

```
! SAIL_04_3_INITIAL.CDI #CMOVER_3.0D ASSET_BACKED_HOMEEQUITY PORTFOLIO !
MAX_CF_VECTSIZE 670
!
!! Created by Intex Deal Maker v3.6.192 , subroutines 3.0g1
!! 03/16/2004 5:56 PM
!
! Modeled in the Intex CMO Modeling Language, (NYFI4W903606)
! which is copyright (c) 2004 by Intex Solutions, Inc.
! Intex shall not be held liable for the accuracy of this data
! nor for the accuracy of information which is derived from this data.
!
 COLLAT_GROUPS 1 2
 GROUP 1 = "1F" "1A"
 GROUP 2 = "2F" "2A"
!
 DEFINE PREPAY PPC GROUP "1F" RISE_PERS 12 START_CPR 23 END_CPR 23
 DEFINE PREPAY PPC GROUP "1A" RISE_PERS 12 START_CPR 27 END_CPR 27
 DEFINE PREPAY PPC GROUP "2F" RISE_PERS 12 START_CPR 23 END_CPR 23
 DEFINE PREPAY PPC GROUP "2A" RISE_PERS 12 START_CPR 27 END_CPR 27
!
 DEFINE CONSTANT #OrigCollBal = 2356301876.45
 DEFINE CONSTANT #OrigCollBal1 = 1668937028.50
 DEFINE CONSTANT #OrigCollBal1F = 481650160.33
 DEFINE CONSTANT #OrigCollBal1A = 1187286868.17
 DEFINE CONSTANT #OrigCollBal2 = 687364847.95
 DEFINE CONSTANT #OrigCollBal2F = 216133048.11
 DEFINE CONSTANT #OrigCollBal2A = 471231799.84
!
 DEFINE CONSTANT #OrigBondBal = 2344523000.00
 DEFINE CONSTANT #OrigBondBal1 = 1668937028.50
 DEFINE CONSTANT #OrigBondBal2 = 687364847.95
!
 DEFINE CONSTANT #SpecSenEnhPct = 22.69962768%
 DEFINE CONSTANT #SNRTargPct = 77.30037232%
 DEFINE CONSTANT #M1TargPct = 86.80034354%
 DEFINE CONSTANT #M2TargPct = 92.30031794%
 DEFINE CONSTANT #M3TargPct = 93.80029552%
 DEFINE CONSTANT #M4TargPct = 95.30027311%
 DEFINE CONSTANT #M5TargPct = 96.80025070%
 DEFINE CONSTANT #M6TargPct = 97.80020746%
 DEFINE CONSTANT #BTargPct = 99.00022348%
 DEFINE #BondBal             = 2344523000.00
 DEFINE #BondBal1            = 1479816000.00
 DEFINE #BondBal2            = 609050000.00
!
    FULL_DEALNAME:   Structured Asset Investment Loan Trust 2004-3
    SERVICER_MASTER: Aurora Loan Services
!
    ISSUER:         SAIL 2004-3
    DEALER:         Lehman Brothers
    DEAL SIZE:      $ 2344523000.00
    PRICING SPEED:  GROUP "1F" PPC 100%
    PRICING SPEED:  GROUP "1A" PPC 100%
    PRICING SPEED:  GROUP "2F" PPC 100%
    PRICING SPEED:  GROUP "2A" PPC 100%
```

```
!    ISSUE DATE:      20040201
     SETTLEMENT DATE:  20040301
!
 Record date delay: 24
!
 DEFINE TR_INDEXDEPS_ALL
!
DEFINE TRANCHE "CAP_IN", "AIO1", "AIO2", "A1", "A3A", "A2", "A3B", "M1", "M2", "M3", "M4", "M5",
"M6", "B", "OC"
!
 DEFINE SCHEDULE "IO1","IO2","AIO1_BAL","AIO2_BAL"
!
  DEAL_CLOCK_INFO _
    ISSUE_CDU_DATE          20040201 _
    DEAL_FIRSTPAY_DATE        20040325
!
!
 DEFINE TABLE "CapNotional" (25, 2) = "CURDATE" "Balance"
    20040325.1    0
    20040425.1     1,717,486,690.89
    20040525.1     1,691,873,627.82
    20040625.1     1,660,501,653.07
    20040725.1     1,625,526,451.10
    20040825.1     1,586,992,460.30
    20040925.1     1,543,248,248.50
    20041025.1     1,496,852,579.32
    20041125.1     1,442,702,615.46
    20041225.1     1,385,110,997.11
    20050125.1     1,326,071,271.90
    20050225.1     1,268,311,017.52
    20050325.1     1,211,487,878.28
    20050425.1     1,139,317,817.59
    20050525.1     1,086,378,025.06
    20050625.1     1,032,979,497.91
    20050725.1     978,604,845.63
    20050825.1     908,893,742.52
    20050925.1     820,441,522.97
    20051025.1     756,630,079.86
    20051125.1     699,920,003.39
    20051225.1     646,317,805.92
    20060125.1     594,086,076.91
    20060225.1     544,578,789.12
    20060325.1    0
!
 DEFINE DYNAMIC #CapBal = LOOKUP_TBL( "STEP", Curdate, "CapNotional", "CURDATE", "Balance"
)
!
 DEFINE DYNAMIC #CapBalEnd = LOOKUP_TBL( "STEP", Curdate + 30, "CapNotional", "CURDATE",
"Balance" )
!
!
 DEFINE #FloorFixed        = 11778876.45
 DEFINE #ReqPerc           = 0
 DEFINE #TrigEnhFrac        = 0
 DEFINE #CumLossShft        = 0
```

```
 DEFINE #TrigCumLossFrac   = 0
 DEFINE #SDReqPerc        = 0
 DEFINE #SDTrigEnhFrac     = 0
 DEFINE #SDCumLossShft     = 0
 DEFINE #SDTrigCumLossFrac  = 0
 DEFINE #SpecOCTarg        = 11778876.45
 DEFINE STANDARDIZE OC_ACTUAL_VAL             #OC          = 11778876.45
 DEFINE STANDARDIZE OCT_INITVAL        CONSTANT #InitOCTarg   = 11778876.45
 DEFINE STANDARDIZE OCT_STEPDOWN_MONTH  CONSTANT #StepDownDate  = 37
 DEFINE STANDARDIZE OCT_STEPDOWN_FRAC   CONSTANT #StepOCFrac    = 0.01
 DEFINE STANDARDIZE EXCESS_INTEREST          #XSSpread     = 0
 DEFINE STANDARDIZE OCT_FLOOR          CONSTANT #FloorOCTarg  = #FloorFixed
 DEFINE STANDARDIZE OCT_VAL           DYNAMIC  #Octval       = #SpecOCTarg
!
 DEFINE DYNAMIC STICKY #NetRate  = ( COLL_I_MISC("COUPON") ) / COLL_PREV_BAL * 1200
 DEFINE DYNAMIC STICKY #NetRate1  = ( COLL_I_MISC("COUPON", 1) ) / COLL_PREV_BAL(1) *
1200
 DEFINE DYNAMIC STICKY #NetRate2  = ( COLL_I_MISC("COUPON", 2) ) / COLL_PREV_BAL(2) *
1200
!
 DEFINE DYNAMIC STICKY #NetRateActual360 = #Netrate * 30 / DAYS_DIFF(CURDATE ,
MONTHS_ADD(CURDATE,-1))
!
!
 DEFINE TABLE "OC_SDCUMLOSS0" (38, 2) = "MONTH" "OC_SDCUMLOSS_FRAC0"
   37.1  0.03
   38.1  0.030625
   39.1  0.03125
   40.1  0.031875
   41.1  0.0325
   42.1  0.033125
   43.1  0.03375
   44.1  0.034375
   45.1  0.035
   46.1  0.035625
   47.1  0.03625
   48.1  0.036875
   49.1  0.0375
   50.1  0.038125
   51.1  0.03875
   52.1  0.039375
   53.1  0.04
   54.1  0.040625
   55.1  0.04125
   56.1  0.041875
   57.1  0.0425
   58.1  0.043125
   59.1  0.04375
   60.1  0.044375
   61.1  0.045
   62.1  0.04520833333
   63.1  0.04541666667
   64.1  0.045625
   65.1  0.04583333333
   66.1  0.04604166667
```

```
   67.1  0.04625
   68.1  0.04645833333
   69.1  0.04666666667
   70.1  0.046875
   71.1  0.04708333333
   72.1  0.04729166667
   73.1  0.0475
   360.1  0.0475
!
 DEFINE TABLE "OC_CUMLOSS0" (38, 2) = "MONTH" "OC_CUMLOSS_FRAC0"
   37.1  0.03
   38.1  0.030625
   39.1  0.03125
   40.1  0.031875
   41.1  0.0325
   42.1  0.033125
   43.1  0.03375
   44.1  0.034375
   45.1  0.035
   46.1  0.035625
   47.1  0.03625
   48.1  0.036875
   49.1  0.0375
   50.1  0.038125
   51.1  0.03875
   52.1  0.039375
   53.1  0.04
   54.1  0.040625
   55.1  0.04125
   56.1  0.041875
   57.1  0.0425
   58.1  0.043125
   59.1  0.04375
   60.1  0.044375
   61.1  0.045
   62.1  0.04520833333
   63.1  0.04541666667
   64.1  0.045625
   65.1  0.04583333333
   66.1  0.04604166667
   67.1  0.04625
   68.1  0.04645833333
   69.1  0.04666666667
   70.1  0.046875
   71.1  0.04708333333
   72.1  0.04729166667
   73.1  0.0475
   360.1  0.0475
!
 DEFINE DYNAMIC #AIO1_SCHED = SCHED_AMOUNT("IO1")
 DEFINE DYNAMIC #AIO1_ENDBAL = SCHED_AMOUNT("AIO1_BAL")
!
 DEFINE DYNAMIC #AIO2_SCHED = SCHED_AMOUNT("IO2")
 DEFINE DYNAMIC #AIO2_ENDBAL = SCHED_AMOUNT("AIO2_BAL")
!
```

```
!
!!DEFINE TRANCHE "CAP_IN", "AIO1", "AIO2", "AIO3", "A1", "A2", "3A1","3A2","3A3", "M1", "M2", "M3",
"M4", "M5", "M6", "B", "R", "OC"
!
TOLERANCE WRITEDOWN_0LOSS 1.00
!
DEFINE DYNAMIC STICKY #SubBalGr1 = MAX(0, COLL_PREV_BAL(1) - BBAL("A1") - BBAL("A3A"))
DEFINE DYNAMIC STICKY #SubBalGr2 = MAX(0, COLL_PREV_BAL(2) - BBAL("A2") - BBAL("A3B"))
!
DEFINE DYNAMIC STICKY #NetFundsCap1 = ( COLL_I_MISC("COUPON",1) -
OPTIMAL_INTPMT("AIO1#1")) / COLL_PREV_BAL(1) * 1200
DEFINE DYNAMIC STICKY #NetFundsCap2 = ( COLL_I_MISC("COUPON",2) -
OPTIMAL_INTPMT("AIO2#1")) / COLL_PREV_BAL(2) * 1200
!
DEFINE DYNAMIC STICKY #NetFundsCapSub = (#NetFundsCap1 * #SubBalGr1 + #NetFundsCap2 *
#SubBalGr2) / (#SubBalGr1 + #SubBalGr2)
!
DEFINE DYNAMIC STICKY #Cap1 = IF BBAL("A2","A3B") > 0.01 THEN #NetFundsCap1 ELSE
#NetFundsCapSub
DEFINE DYNAMIC STICKY #Cap2 = IF BBAL("A1","A3A") > 0.01 THEN #NetFundsCap2 ELSE
#NetFundsCapSub
!
!
 INITIAL INDEX   LIBOR_6MO       1.14
 INITIAL INDEX   LIBOR_1MO       1.09
!
!
Tranche "CAP_IN" PSEUDO HEDGE
  Block $ 0.01 at 0.00 FLOAT NOTIONAL WITH FORMULA BEGIN ( #CapBal ); END ( #CapBalEnd ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE FREQ M _
      Delay 0  Dated 20040225  Next 20040325
   ((1 * MIN(5.10, LIBOR_1MO)) + (-1.10))
   0    999
!
Tranche "AIO1" SEN_IO
  Block 400545000.00 at 6 GROUP 1  FREQ M NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH
LE 18 THEN ( MIN( COLL_PREV_BAL(1), #AIO1_SCHED ) ) ELSE 0 ); _
                                   END   ( IF CURMONTH LT 18 THEN ( MIN( COLL_BAL(1),
#AIO1_ENDBAL ) ) ELSE 0 ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
!
Tranche "AIO2" SEN_IO
  Block 164967000.00 at 6 GROUP 2  FREQ M NOTIONAL WITH FORMULA BEGIN ( IF CURMONTH
LE 18 THEN ( MIN( COLL_PREV_BAL(2), #AIO2_SCHED ) ) ELSE 0 ); _
                                   END   ( IF CURMONTH LT 18 THEN ( MIN( COLL_BAL(2),
#AIO2_ENDBAL ) ) ELSE 0 ); _
      DAYCOUNT 30360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
!
Tranche "A1" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 1102845000.00 at 1.24 GROUP 1  FREQ M FLOAT RESET M _
      COUPONCAP 30360 NONE ( #Cap1 ); _
      DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
      Delay 0  Dated 20040225  Next 20040325
```

```
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.3 ELSE
0.15 ))
   0    999
!
Tranche "A3A" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 376971000.00 at 2.3 GROUP 1  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap1 ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.8 ELSE
0.55 ))
20040325  2.3  2.3
20060325  0    999
99999999
!
Tranche "A2" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 453360000.00 at 1.22 GROUP 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap2 ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.26 ELSE
0.13 ))
   0    999
!
Tranche "A3B" SEN_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 155690000.00 at 2.3 GROUP 2  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #Cap2 ); _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.8 ELSE
0.55 ))
20040325  2.3  2.3
20060325  0    999
99999999
!
Tranche "M1" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 111924000.00 at 1.74  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 0.975 ELSE
0.65 ))
   0    999
!
Tranche "M2" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 64798000.00 at 1.89  FREQ M FLOAT RESET M _
       COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
       DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
       Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.7 ELSE
1.8 ))
   0    999
!
Tranche "M3" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 17672000.00 at 2.04  FREQ M FLOAT RESET M _
```

```
        COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 2.925 ELSE
1.95 ))
   0    999
!
Tranche "M4" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 17672000.00 at 2.84  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.125 ELSE
2.75 ))
   0    999
!
Tranche "M5" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 17672000.00 at 4.09  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3
))
   0    999
!
Tranche "M6" MEZ_FLT ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 11781000.00 at 4.09  FREQ M FLOAT RESET M _
        COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
        DAYCOUNT ACTUAL360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
   (1 * LIBOR_1MO + ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 4.5 ELSE 3
))
   0    999
!
Tranche "B" JUN_FIX_CAP ! PAID_DOWN_WHEN (COLL_BAL LT 0.01);
  Block 14138000.00 at 6  FREQ M FLOAT _
        COUPONCAP 30360 NONE ( #NetFundsCapSub ); _
        DAYCOUNT 30360 BUSINESS_DAY NONE _
        Delay 0  Dated 20040225  Next 20040325
  ( IF ((COLL_PREV_BAL("LAGMON_1") / #OrigCollBal) < 10%) THEN 6.5 ELSE 6 )
  0   999
!
Tranche "R" SEN_RES
  Block 2356301876.45 at 0 NOTIONAL WITH GROUP 0 SURPLUS _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       FREQ M   Delay 24  Dated 20040301  Next 20040325
!
Tranche "OC" SEN_OC_RES
  Block 11778876.45 at 0 _
       DAYCOUNT 30360 BUSINESS_DAY NONE _
       FREQ M   Delay 24  Dated 20040301  Next 20040325
!
 Tranche "#OC"          SYMVAR
 Tranche "#SpecOCTarg"    SYMVAR
!
```

```
!
DEFINE PSEUDO_TRANCHE COLLAT _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040301
DEFINE PSEUDO_TRANCHE COLLAT GROUP 1 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040301
DEFINE PSEUDO_TRANCHE COLLAT GROUP 2 _
  Delay 24 Dated 20040201 Next 20040325 Settle 20040301
!
 DEFINE DYNAMIC STICKY #30360Adj_Mgmt_Fee = 30 / 360
 EXPENSE "Mgmt_Fee"          = (0.015% * ( COLL_PREV_BAL ) * #30360Adj_Mgmt_Fee);
!
 HEDGE "CAP" _
           TYPE  CAP _
           LEG  "FLT"   DEAL_RECEIVES   OPTIMAL_INTPMT  "CAP_IN" _
           BY   "Lehman Brothers Special Financing"
!

 CLASS "X"       = "AIO1" "AIO2"
 CLASS "A1"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "A1"
 CLASS "A3A"     NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "A3A"
 CLASS "A2"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "A2"
 CLASS "A3B"     NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "A3B"
 CLASS "M1"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "M1"
 CLASS "M2"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "M2"
 CLASS "M3"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "M3"
 CLASS "M4"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "M4"
 CLASS "M5"      NO_BUILD_TRANCHE _
           SHORTFALL_PAYBACK  COUPONCAP TRUE _
           SHORTFALL_EARN_INT COUPONCAP TRUE _
           = "M5"
 CLASS "M6"      NO_BUILD_TRANCHE _
```

```
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "M6"
 CLASS "B"       NO_BUILD_TRANCHE _
            SHORTFALL_PAYBACK  COUPONCAP TRUE _
            SHORTFALL_EARN_INT COUPONCAP TRUE _
            = "B"
 CLASS "RESID"     = "R#1" "OC#1"
 CLASS "SNR_1"     ALLOCATION _
            = "A1" "A3A"
 CLASS "SNR_2"     ALLOCATION _
            = "A2" "A3B"
 CLASS "SNR"      DISTRIB_CLASS PRORATA  WRITEDOWN_BAL PRORATA ALLOCATION _
            = "SNR_1" "SNR_2"
!
!
 CLASS "ROOT" _
          WRITEDOWN_BAL RULES _
          DISTRIB_CLASS RULES _
          SHORTFALL_PAYBACK PRINCIPAL_LOSS TRUE _
          SHORTFALL_EARN_INT INTEREST TRUE _
           = "X" "SNR" "M1" "M2" "M3" "M4" "M5" "M6" "B"  "RESID"
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR"       Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_1"      Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
 DEFINE PSEUDO_TRANCHE CLASS "SNR_2"      Delay 24  Dated 20040201  Next 20040325
DAYCOUNT 30360 BUSINESS_DAY NONE
!
!
 CROSSOVER When 0
!
TRIGGER "StepUp-CumLoss" _
     FULL_NAME  "Step Up Cumulative Loss Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #TrigCumLossFrac); _
     ORIG_TARGETVAL  3% _
     TARGETVAL      (#CumLossShft); _
     TRIGVAL        LODIFF
!
TRIGGER "StepUp-DlqEnh" _
     FULL_NAME  "Step Up Enhancement Delinquency Trigger" _
     ORIG_TESTVAL  0.000% _
     TESTVAL       ( #TrigEnhFrac); _
     ORIG_TARGETVAL  7.49087713340559% _
     TARGETVAL      (#ReqPerc); _
     TRIGVAL        LODIFF
!
TRIGGER "STEPUP_TRIGGER" _
     FULL_NAME  "Step Up Trigger" _
     DEFINITION "A Step Up Trigger exists, if_
;(1) a percentage calculated as the quotient of the amount of cumulative_
```

realized losses divided by the original collateral balance exceeds the target defined by a schedule;_

Month <=	%;_
37	3%; _
38	3.0625%; _
39	3.125%; _
40	3.1875%; _
41	3.25%; _
42	3.3125%; _
43	3.375%; _
44	3.4375%; _
45	3.5%; _
46	3.5625%; _
47	3.625%; _
48	3.6875%; _
49	3.75%; _
50	3.8125%; _
51	3.875%; _
52	3.9375%; _
53	4%; _
54	4.0625%; _
55	4.125%; _
56	4.1875%; _
57	4.25%; _
58	4.3125%; _
59	4.375%; _
60	4.4375%; _
61	4.5%; _
62	4.520833333%; _
63	4.541666667%; _
64	4.5625%; _
65	4.583333333%; _
66	4.604166667%; _
67	4.625%; _
68	4.645833333%; _
69	4.666666667%; _
70	4.6875%; _
71	4.708333333%; _
72	4.729166667%; _
73	4.75%; _
360	4.75%; _

_
or;(2) the aggregate principal balance of all delinquent loans * 1_
as a percentage of the respective collateral balance exceeds :_
0.66 * the Senior Enhancement Percentage."_

IMPACT "If a Step Up Trigger is in effect the OC target will change to_
the last value before the trigger occurred if a stepdown has_
occurred. It has no effect if a stepdown has not occurred." _

TRIGVAL FORMULA (min(TRIGGER("StepUp-CumLoss","TRIGVAL"),
TRIGGER("StepUp-DlqEnh","TRIGVAL")));

!

TRIGGER "StepDown-DlqEnh" _

FULL_NAME "Step Down Enhancement Delinquency Trigger" _

ORIG_TESTVAL 0.000% _

TESTVAL (#SDTrigEnhFrac); _

ORIG_TARGETVAL 7.49087713340559% _

```
    TARGETVAL       (#SDReqPerc); _
    TRIGVAL         LODIFF
!
TRIGGER "StepDown-CumLoss" _
    FULL_NAME  "Step Down Cumulative Loss Trigger" _
    ORIG_TESTVAL  0.000% _
    TESTVAL       ( #SDTrigCumLossFrac); _
    ORIG_TARGETVAL  3% _
    TARGETVAL       (#SDCumLossShft); _
    TRIGVAL         LODIFF
!
TRIGGER "STEPDOWN_TRIGGER" _
    FULL_NAME  "Step Down Trigger" _
    DEFINITION "A Step Down Trigger exists, if_
;(1) the aggregate principal balance of all delinquent loans * 1_
 as a percentage of the respective collateral balance exceeds :_
 0.66 * the Senior Enhancement Percentage._
 or;(2) a percentage calculated as the quotient of the amount of cumulative_
 realized losses divided by the collateral balance exceeds the target defined by a schedule;_
              Month <=        %;_
                 37        3%; _
                 38        3.0625%; _
                 39        3.125%; _
                 40        3.1875%; _
                 41        3.25%; _
                 42        3.3125%; _
                 43        3.375%; _
                 44        3.4375%; _
                 45        3.5%; _
                 46        3.5625%; _
                 47        3.625%; _
                 48        3.6875%; _
                 49        3.75%; _
                 50        3.8125%; _
                 51        3.875%; _
                 52        3.9375%; _
                 53        4%; _
                 54        4.0625%; _
                 55        4.125%; _
                 56        4.1875%; _
                 57        4.25%; _
                 58        4.3125%; _
                 59        4.375%; _
                 60        4.4375%; _
                 61        4.5%; _
                 62        4.520833333%; _
                 63        4.541666667%; _
                 64        4.5625%; _
                 65        4.583333333%; _
                 66        4.604166667%; _
                 67        4.625%; _
                 68        4.645833333%; _
                 69        4.666666667%; _
                 70        4.6875%; _
                 71        4.708333333%; _
```

```
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTSHORT PRO_RATA  ( "A2"; "A3B" )
------------------------------------
}
DEFINE MACRO BLOCK #SNR_Prn[1] =
{
------------------------------------
     when :  IS_TRUE( {#1} )
  calculate :  #SeniorPrinc        = #PrincPmt / #DistribAmt * #ClassSNRPDA
  calculate :  #SeniorXtraP        = #ClassSNRPDA - #SeniorPrinc
!
  calculate :  #SeniorPDA1         = MIN( BBAL("SNR_1"), (#SeniorPrinc * #PrincFrac1) + (#SeniorXtraP *
#XtraPFrac1))
  calculate :  #SeniorPDA2         = MIN( BBAL("SNR_2"), (#SeniorPrinc * #PrincFrac2) + (#SeniorXtraP *
#XtraPFrac2))
------------------------------------
     from :  SUBACCOUNT ( #SeniorPDA1, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_1" )
------------------------------------
     from :  SUBACCOUNT ( #SeniorPDA2, CLASS "SNR" )
      pay :  CLASS BALANCE SEQUENTIAL ( "SNR_2" )
------------------------------------
     from :  CLASS ( "SNR" )
      pay :  CLASS BALANCE PRO_RATA ( "SNR_1"; "SNR_2" )
------------------------------------
!
  calculate :  #P_SNR_1 = BBAL("A1","A3A") - BBAL("SNR_1")
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A1" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A1" )
------------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A1" )
------------------------------------
     from :  CLASS ( "SNR_1" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A3A" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A3A" )
------------------------------------
     from :  CLASS ( "SNR_1" )
     from :  SUBACCOUNT ( #P_SNR_1 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A3A" )
------------------------------------
!
  calculate :  #P_SNR_2 = BBAL("A2","A3B") - BBAL("SNR_2")
------------------------------------
     from :  CLASS ( "SNR_2" )
      pay :  CLASS INTEREST SEQUENTIAL ( "A2" )
      pay :  CLASS INTSHORT SEQUENTIAL ( "A2" )
------------------------------------
     from :  CLASS ( "SNR_2" )
     from :  SUBACCOUNT ( #P_SNR_2 )
      pay :  CLASS BALANCE  SEQUENTIAL ( "A2" )
------------------------------------
```

```
      from :  CLASS ( "SNR_2" )
       pay :  CLASS INTEREST SEQUENTIAL ( "A3B" )
       pay :  CLASS INTSHORT SEQUENTIAL ( "A3B" )
-----------------------------------
      from :  CLASS ( "SNR_2" )
      from :  SUBACCOUNT ( #P_SNR_2 )
       pay :  CLASS BALANCE  SEQUENTIAL ( "A3B" )
-----------------------------------
!
-----------------------------------
      from :  CLASS ( "A1" )
       pay :  SEQUENTIAL ( "A1#1" )
-----------------------------------
      from :  CLASS ( "A3A" )
       pay :  SEQUENTIAL ( "A3A#1" )
-----------------------------------
      from :  CLASS ( "A2" )
       pay :  SEQUENTIAL ( "A2#1" )
-----------------------------------
      from :  CLASS ( "A3B" )
       pay :  SEQUENTIAL ( "A3B#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M1_Prn =
{
-----------------------------------
      from :  CLASS ( "M1" )
       pay :  SEQUENTIAL ( "M1#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M2_Prn =
{
-----------------------------------
      from :  CLASS ( "M2" )
       pay :  SEQUENTIAL ( "M2#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M3_Prn =
{
-----------------------------------
      from :  CLASS ( "M3" )
       pay :  SEQUENTIAL ( "M3#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M4_Prn =
{
-----------------------------------
      from :  CLASS ( "M4" )
       pay :  SEQUENTIAL ( "M4#1" )
-----------------------------------
}
 DEFINE MACRO BLOCK #M5_Prn =
{
-----------------------------------
      from :  CLASS ( "M5" )
```

```
     pay :  SEQUENTIAL ( "M5#1" )
------------------------------------
}
DEFINE MACRO BLOCK #M6_Prn =
{
------------------------------------
     from :  CLASS ( "M6" )
      pay :  SEQUENTIAL ( "M6#1" )
------------------------------------
}
DEFINE MACRO BLOCK #B_Prn =
{
------------------------------------
     from :  CLASS ( "B" )
      pay :  SEQUENTIAL ( "B#1" )
------------------------------------
}
!
!
CMO Block Payment Rules
------------------------------------
  calculate : #HedgePaySave = 0.00
------------------------------------
  calculate :  #PrincFrac1        = COLL_P(1) / COLL_P
  calculate :  #PrincFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #XtraPFrac1        = COLL_P(1) / COLL_P
  calculate :  #XtraPFrac2        = COLL_P(2) / COLL_P
!
  calculate :  #Princ             = COLL_P
!
  calculate :  #Interest          = COLL_I
!
  calculate :  #PrevSpecOC        = #SpecOCTarg
!
  calculate :  #CurrentOC         = MAX( 0, COLL_BAL - (BBAL("A1#1", "A3A#1", "A2#1", "A3B#1",
"M1#1", "M2#1", "M3#1", "M4#1", "M5#1", "M6#1", "B#1") - #Princ))
!
  calculate :  #XSSpread          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + COUPONCAP_SHORTFALL("ROOT") - EXPENSE("Mgmt_Fee") )
!
  calculate :  #FloorOCTotal      = #FloorOCTarg
!
  calculate :  #StepOCTarg        = DBAL * #StepOCFrac
!
  calculate :  #StepDownDatePass  = CURMONTH GE #StepDownDate
!
!!!********** BEGINNING OF SENIOR ENHANCEMENT PCT CALCULATION **********
!!! ASSUME STEPDOWN IN ORDER TO CALCULATE SENIOR ENHANCMENT PCT
  calculate :  #SpecOCTarg        = MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )
!
  calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
  calculate :  #SpecOCTarg        = #Octval
!
```

```
 calculate : #OCDeficiency       = MAX(0, #SpecOCTarg - #CurrentOC)
!
 calculate : #OCSurplus          = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
 calculate : #PrincPmt           = MAX(0, COLL_P - #OCSurplus)
!
 calculate : #XSIntRem           = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
 calculate : #SubDefic           = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
 calculate : #AddPrinc           = MIN( #XSIntRem, #SubDefic )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #AddPrinc )
!
 calculate : #XtraPDA            = MIN( #OCDeficiency, #XSIntRem )
 calculate : #XSIntRem           = MAX( 0, #XSIntRem - #XtraPDA )
!
 calculate : #DistribAmt         = #PrincPmt + #AddPrinc + #XtraPDA
!
 calculate : #ClassSNRPDA        = BBAL("A1", "A3A", "A2", "A3B") _
                     - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
 calculate : #ClassSNRPDA        = MAX( 0.0, MIN(BBAL("A1", "A3A", "A2", "A3B"), #ClassSNRPDA ))
 calculate : #ClassSNRPDA        = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
!!!********** END OF SENIOR ENHANCEMENT PCT CALCULATION **********
!
 calculate : #SenEnhancePct      = (COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
 calculate : #StepDownBal        = (#SenEnhancePct - #SpecSenEnhPct) + 1E-8 GE 0.00
!
 calculate : #SDReqPerc          = 0.66 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
 calculate : #SDTrigEnhFrac      = 1 * AVG_COLL("RATE",-1,2,1)
!
 calculate : #SDCumLossShft      = LOOKUP_TBL( "STEP", CURMONTH , "OC_SDCUMLOSS0",
"MONTH", "OC_SDCUMLOSS_FRAC0" )
 calculate : #SDTrigCumLossFrac  = DELINQ_LOSS_ACCUM / #OrigCollBal
!
 calculate : #SDTrigEvent        = TRIGGER("STEPDOWN_TRIGGER")
!
 calculate : #StepDown           = #StepDown OR (( #StepDownDatePass AND #StepDownBal ) AND
NOT #SDTrigEvent )
!
 calculate : #ReqPerc            = 0.66 *(COLL_BAL - (BBAL("SNR") - #ClassSNRPDA )) / COLL_BAL
!
 calculate : #TrigEnhFrac        = 1 * AVG_COLL("RATE",-1,2,1)
!
 calculate : #CumLossShft        = LOOKUP_TBL( "STEP", CURMONTH    , "OC_CUMLOSS0",
"MONTH", "OC_CUMLOSS_FRAC0" )
 calculate : #TrigCumLossFrac    = DELINQ_LOSS_ACCUM / #OrigCollBal
!
 calculate : #TrigEvent          = TRIGGER("STEPUP_TRIGGER")
!
```

```
 calculate :  #TrigOCTargPost     = #PrevSpecOC
!
 calculate :  #SpecOCTarg        = IF #StepDown _
                  THEN IF #TrigEvent _
                    THEN MAX( MIN( #InitOCTarg, #StepOCTarg ) , #TrigOCTargPost,
#FloorOCTotal ) _
                    ELSE MAX( MIN( #InitOCTarg, #StepOCTarg ) , #FloorOCTotal )  _
                  ELSE MAX ( #InitOCTarg, #FloorOCTotal )
!
 calculate :  #SpecOCTarg        = MIN( #SpecOCTarg, COLL_BAL )
!
 calculate :  #SpecOCTarg        = #Octval
!
 calculate :  #OCDeficiency      = MAX(0, #SpecOCTarg - #CurrentOC)
!
 calculate :  #OCSurplus         = MINMAX(0, #CurrentOC - #SpecOCTarg, COLL_P)
!
 calculate :  #PrincPmt          = MAX(0, COLL_P - #OCSurplus)
!
!
 calculate :  #XSIntRem          = MAX( 0, #Interest - OPTIMAL_INTPMT("ROOT") -
INTSHORT_ACCUM("SNR") + #OCSurplus + COUPONCAP_SHORTFALL("ROOT") -
EXPENSE("Mgmt_Fee"))
!
 calculate :  #SubDefic          = MAX ( 0, ( BBAL("ROOT") - BBAL( "OC#1" ) - #Princ ) - COLL_BAL )
!
 calculate :  #AddPrinc          = MIN( #XSIntRem, #SubDefic )
 calculate :  #XSIntRem          = MAX( 0, #XSIntRem - #AddPrinc )
!
 calculate :  #XtraPDA           = MIN( #OCDeficiency, #XSIntRem )
 calculate :  #XSIntRem          = MAX( 0, #XSIntRem - #XtraPDA )
!
 calculate :  #DistribAmt        = #PrincPmt + #AddPrinc + #XtraPDA
!
 calculate :  #ClassSNRPDA       = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt _
                    ELSE BBAL("A1", "A3A", "A2", "A3B") _
                    - MIN(COLL_BAL - #FloorOCTotal, #SNRTargPct * COLL_BAL)
 calculate :  #ClassSNRPDA       = MAX( 0.0, MIN(BBAL("A1", "A3A", "A2", "A3B"), #ClassSNRPDA ))
 calculate :  #ClassSNRPDA       = MAX( 0, MIN( #ClassSNRPDA, #DistribAmt ) )
!
!
 calculate :  #ClassM1PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1") - #ClassSNRPDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M1TargPct * COLL_BAL)
 calculate :  #ClassM1PDA        = MAX( 0.0, MIN(BBAL("M1"), #ClassM1PDA ))
 calculate :  #ClassM1PDA        = MAX( 0, MIN( #ClassM1PDA, #DistribAmt - #ClassSNRPDA ) )
!
!
 calculate :  #ClassM2PDA        = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2") - #ClassSNRPDA -
#ClassM1PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M2TargPct * COLL_BAL)
```

```
  calculate : #ClassM2PDA         = MAX( 0.0, MIN(BBAL("M2"), #ClassM2PDA ))
  calculate : #ClassM2PDA         = MAX( 0, MIN( #ClassM2PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA ) )
!
!
  calculate : #ClassM3PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2", "M3") - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M3TargPct * COLL_BAL)
  calculate : #ClassM3PDA         = MAX( 0.0, MIN(BBAL("M3"), #ClassM3PDA ))
  calculate : #ClassM3PDA         = MAX( 0, MIN( #ClassM3PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA ) )
!
!
  calculate : #ClassM4PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2", "M3", "M4") - #ClassSNRPDA
- #ClassM1PDA - #ClassM2PDA - #ClassM3PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M4TargPct * COLL_BAL)
  calculate : #ClassM4PDA         = MAX( 0.0, MIN(BBAL("M4"), #ClassM4PDA ))
  calculate : #ClassM4PDA         = MAX( 0, MIN( #ClassM4PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA ) )
!
!
  calculate : #ClassM5PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2", "M3", "M4", "M5") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M5TargPct * COLL_BAL)
  calculate : #ClassM5PDA         = MAX( 0.0, MIN(BBAL("M5"), #ClassM5PDA ))
  calculate : #ClassM5PDA         = MAX( 0, MIN( #ClassM5PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA ) )
!
!
  calculate : #ClassM6PDA         = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2", "M3", "M4", "M5", "M6") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #M6TargPct * COLL_BAL)
  calculate : #ClassM6PDA         = MAX( 0.0, MIN(BBAL("M6"), #ClassM6PDA ))
  calculate : #ClassM6PDA         = MAX( 0, MIN( #ClassM6PDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA ) )
!
!
  calculate : #ClassBPDA          = IF (#TrigEvent OR (#StepDown EQ 0.0)) _
                    THEN #DistribAmt - #ClassSNRPDA - #ClassM1PDA - #ClassM2PDA -
#ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA _
                    ELSE BBAL("A1", "A3A", "A2", "A3B", "M1", "M2", "M3", "M4", "M5", "M6", "B") -
#ClassSNRPDA - #ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA -
#ClassM6PDA _
                    - MIN(COLL_BAL - #FloorOCTotal, #BTargPct * COLL_BAL)
```

```
 calculate : #ClassBPDA          = MAX( 0.0, MIN(BBAL("B"), #ClassBPDA ))
 calculate : #ClassBPDA          = MAX( 0, MIN( #ClassBPDA, #DistribAmt - #ClassSNRPDA -
#ClassM1PDA - #ClassM2PDA - #ClassM3PDA - #ClassM4PDA - #ClassM5PDA - #ClassM6PDA ) )
!
!
 calculate : "SNR" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassSNRPDA
!
 calculate : "M1" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM1PDA
!
 calculate : "M2" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM2PDA
!
 calculate : "M3" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM3PDA
!
 calculate : "M4" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM4PDA
!
 calculate : "M5" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM5PDA
!
 calculate : "M6" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassM6PDA
!
 calculate : "B" _
 NO_CHECK CUSTOM  AMOUNT      = #ClassBPDA
!
 calculate : "RESID" _
 NO_CHECK CUSTOM  AMOUNT      = MAX(0, #Princ - OPTIMAL_PRINCPMT("SNR", "M1", "M2",
"M3", "M4", "M5", "M6", "B"))
!
------------------------------------
     pay : CLASS INTEREST  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_Int}
------------------------------------
     pay : CLASS INTEREST  PRO_RATA  ( "X" )
     pay : CLASS INTEREST  PRO_RATA  ( "M1" )
     pay : CLASS INTEREST  PRO_RATA  ( "M2" )
     pay : CLASS INTEREST  PRO_RATA  ( "M3" )
     pay : CLASS INTEREST  PRO_RATA  ( "M4" )
     pay : CLASS INTEREST  PRO_RATA  ( "M5" )
     pay : CLASS INTEREST  PRO_RATA  ( "M6" )
     pay : CLASS INTEREST  PRO_RATA  ( "B" )
     pay : CLASS INTSHORT  PRO_RATA  ( "SNR" )
------------------------------------
 {#SNR_InS}
------------------------------------
     pay : CLASS INTSHORT  PRO_RATA  ( "X" )
     pay : CLASS INTSHORT  PRO_RATA  ( "M1" )
     pay : CLASS INTSHORT  PRO_RATA  ( "M2" )
     pay : CLASS INTSHORT  PRO_RATA  ( "M3" )
     pay : CLASS INTSHORT  PRO_RATA  ( "M4" )
```

pay : CLASS INTSHORT PRO_RATA ("M5")
pay : CLASS INTSHORT PRO_RATA ("M6")
pay : CLASS INTSHORT PRO_RATA ("B")

----

from : CLASS ("ROOT")
pay : EXPENSE ("Mgmt_Fee")

----

pay : CLASS PRINCIPAL SEQUENTIAL ("SNR")

{#SNR_Prn}{1}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M1")

{#M1_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M2")

{#M2_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M3")

{#M3_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M4")

{#M4_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M5")

{#M5_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("M6")

{#M6_Prn}

----

pay : CLASS PRINCIPAL SEQUENTIAL ("B")

{#B_Prn}

----

from : CLASS ("ROOT")
pay : CLASS COUPONCAP_SHORT PRO_RATA ("A1"; "A3A"; "A2"; "A3B"; "M1"; "M2"; "M3"; "M4"; "M5"; "M6"; "B")

----

from : CLASS ("ROOT")
pay : CLASS PRINCSHORT_LOSS SEQUENTIAL ("M1")

----

from : CLASS ("ROOT")
pay : CLASS PRINCSHORT_LOSS SEQUENTIAL ("M2")

----

from : CLASS ("ROOT")
pay : CLASS PRINCSHORT_LOSS SEQUENTIAL ("M3")

----

from : CLASS ("ROOT")
pay : CLASS PRINCSHORT_LOSS SEQUENTIAL ("M4")

```
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M5" )
----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "M6" )
----------------------------------
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCSHORT_LOSS SEQUENTIAL  ( "B" )
----------------------------------
      from :  HEDGE ("CAP")
 subject to :  CEILING ((HEDGE ("CAP", "OPTIMAL_PMT") - HEDGE ("CAP", "ACTUAL_PMT")))
       pay :  CLASS COUPONCAP_SHORT PRO_RATA("A1" ; "A3A" ; "A2" ; "A3B" ; "M1" ; "M2" ; "M3" ;
"M4" ; "M5" ; "M6" ; "B")
----------------------------------
      from :  HEDGE ("CAP")
       pay :  AS_INTEREST ("R#1")
----------------------------------
!
      from :  CLASS ( "ROOT" )
       pay :  CLASS PRINCIPAL SEQUENTIAL  ( "RESID" )
       pay :  AS_INTEREST ( "OC#1" )
----------------------------------
       pay :  SEQUENTIAL  ( "OC#1" )
----------------------------------
  calculate : #WriteDown = MAX(0.0,
BBAL("A1#1","A3A#1","A2#1","A3B#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","B#1","OC#1") -
COLL_BAL)
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN PRO_RATA ( "OC#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "B#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M6#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M5#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M4#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M3#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M2#1" )
----------------------------------
      from :  SUBACCOUNT ( #Writedown )
       pay :  WRITEDOWN SEQUENTIAL ( "M1#1" )
----------------------------------
  calculate : #BondBal     =
BBAL("A1#1","A3A#1","A2#1","A3B#1","M1#1","M2#1","M3#1","M4#1","M5#1","M6#1","B#1")
  calculate : #BondBal1    = BBAL("SNR_1")
```

```
  calculate : #BondBal2    = BBAL("SNR_2")
  calculate : #OC          = MAX( 0, COLL_BAL - #BondBal )
  calculate : #IncrOC      = MAX( 0, #OC - BBAL( "OC#1" ) )
  calculate : #DecrOC      = MAX( 0, BBAL( "OC#1" ) - #OC)
------------------------------------
      from :  SUBACCOUNT ( #IncrOC )
       pay :  WRITEUP SEQUENTIAL ( "OC#1" )
------------------------------------
      from :  SUBACCOUNT ( #DecrOC )
       pay :  WRITEDOWN SEQUENTIAL ( "OC#1" )
------------------------------------
Schedule "IO1" GROUP 1
DECLARE
VALUES OK
    20040325      400545000.00
    20040425      400545000.00
    20040525      400545000.00
    20040625      400545000.00
    20040725      400545000.00
    20040825      400545000.00
    20040925      300409000.00
    20041025      300409000.00
    20041125      300409000.00
    20041225      300409000.00
    20050125      300409000.00
    20050225      300409000.00
    20050325      250341000.00
    20050425      250341000.00
    20050525      250341000.00
    20050625      250341000.00
    20050725      250341000.00
    20050825      250341000.00
!
Schedule "IO2" GROUP 2
DECLARE
VALUES OK
    20040325      164967000.00
    20040425      164967000.00
    20040525      164967000.00
    20040625      164967000.00
    20040725      164967000.00
    20040825      164967000.00
    20040925      123725000.00
    20041025      123725000.00
    20041125      123725000.00
    20041225      123725000.00
    20050125      123725000.00
    20050225      123725000.00
    20050325      103104000.00
    20050425      103104000.00
    20050525      103104000.00
    20050625      103104000.00
    20050725      103104000.00
    20050825      103104000.00
!
```

```
Schedule "AIO1_BAL" GROUP 1
DECLARE
VALUES OK
   20040325      400545000.00
   20040425      400545000.00
   20040525      400545000.00
   20040625      400545000.00
   20040725      400545000.00
   20040825      300409000.00
   20040925      300409000.00
   20041025      300409000.00
   20041125      300409000.00
   20041225      300409000.00
   20050125      300409000.00
   20050225      250341000.00
   20050325      250341000.00
   20050425      250341000.00
   20050525      250341000.00
   20050625      250341000.00
   20050725      250341000.00
!
Schedule "AIO2_BAL" GROUP 2
DECLARE
VALUES OK
   20040325      164967000.00
   20040425      164967000.00
   20040525      164967000.00
   20040625      164967000.00
   20040725      164967000.00
   20040825      123725000.00
   20040925      123725000.00
   20041025      123725000.00
   20041125      123725000.00
   20041225      123725000.00
   20050125      123725000.00
   20050225      103104000.00
   20050325      103104000.00
   20050425      103104000.00
   20050525      103104000.00
   20050625      103104000.00
   20050725      103104000.00
!
!
!
 DEFINE TABLE "SRFTBL14" (4, 2) = "PERIOD" "SRF"
   10.1     1.8
   30.1     1.9
   48.1     2.15
   999      2.3
!
 DEFINE DYNAMIC #SRF14        = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL14", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL15" (4, 2) = "PERIOD" "SRF"
   10.1     0.3
```

```
    30.1        0.4
    48.1        0.65
    999         0.8
!
 DEFINE DYNAMIC #SRF15          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL15", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL16" (4, 2) = "PERIOD" "SRF"
    10.1        0.923
    30.1        1.023
    48.1        1.273
    999         1.423
!
 DEFINE DYNAMIC #SRF16          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL16", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL17" (3, 2) = "PERIOD" "SRF"
    10.1        0.484
    30.1        0.584
    999         0.834
!
 DEFINE DYNAMIC #SRF17          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL17", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL18" (3, 2) = "PERIOD" "SRF"
    10.1        0.753
    30.1        0.853
    999         1.103
!
 DEFINE DYNAMIC #SRF18          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL18", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL31" (4, 2) = "PERIOD" "SRF"
    10.1        0.3
    30.1        0.4
    48.1        0.65
    999         0.8
!
 DEFINE DYNAMIC #SRF31          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL31", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL32" (3, 2) = "PERIOD" "SRF"
    10.1        0.3
    30.1        0.4
    999         0.65
!
 DEFINE DYNAMIC #SRF32          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
DEAL_FIRST_PAYDATE) + 1, "SRFTBL32", "PERIOD", "SRF" )
!
 DEFINE TABLE "SRFTBL33" (3, 2) = "PERIOD" "SRF"
    10.1        0.905
    30.1        1.005
    999         1.255
!
 DEFINE DYNAMIC #SRF33          = LOOKUP_TBL( "STEP", MONTHS_DIFF(CURDATE,
```

```
DEAL_FIRST_PAYDATE) + 1, "SRFTBL33", "PERIOD", "SRF" )
!
 Collateral OVER
!
!    Factor     --Delay--
! Type  Date      P/Y   BV   Use BV for 0
 WL  20040201   9999 9999   FALSE
!
! Pool# Type   Gross   Current   Original  --Fee-- Maturity Orig  ARM        Gross  #mos  #mos
P#mos  P#mos  Life   Reset Life   Max   Look
!            Coupon   Factor    Balance   P/Y  BV  P/Y   BV Term  Index       Margin ToRst RstPer
ToRst  RstPer Cap    Cap   Floor  Negam Back
!! BEGINNING OF COLLATERAL
M     1   "Pool 1// //15 YR Fixed // // 0"            WL   00   WAC          7.744 (    21819346.49 /
21819346.49 );   21819346.49              0.696      0.696          176:1     176:1      177 NO_CHECK
GROUP "1F"
M     2   "Pool 1// //2/28 Libor // // 0"           WL   00   WAC          7.337 (   890677019.18 /
890677019.18 );  890677019.18              0.792      0.792          358:2    358:2      360
NO_CHECK ARM LIBOR_6MO               5.706   23    6 SYNC_INT          13.74         1.003
7.33      0    45  INIT_PERCAP    2.465                                    GROUP "1A"   TEASER
M     3   "Pool 1// //2/28 Libor //IO// 24"          WL   00   WAC          6.388 (     456000.00 /
456000.00 );     456000.00                  0.5        0.5             382:1     382:1      384 NO_CHECK ARM
LIBOR_6MO              5.783   26    6 SYNC_INT          12.86          1           6.39      0    45
INIT_PERCAP    2.526 BALLOON SCHED_BOTH         360 AMORT NONE FOR         24 GROUP "1A"
TEASER
M     4   "Pool 1// //2/28 Libor //IO// 60"          WL   00   WAC          6.758 (    70912758.69 /
70912758.69 );   70912758.69              0.891      0.891          416:2     416:2      420 NO_CHECK
ARM LIBOR_6MO              5.926   22    6 SYNC_INT          13.2           1           6.77      0
45  INIT_PERCAP    2.601 BALLOON SCHED_BOTH         360 AMORT NONE FOR         60 GROUP
"1A"   TEASER
M     5   "Pool 1// //30 YR Fixed // // 0"            WL   00   WAC          7.66 (    305584439.39 /
305584439.39 );  305584439.39              0.858      0.858          353:1     353:1      354
NO_CHECK
GROUP "1F"
M     6   "Pool 1// //30 YR Fixed //IO// 60"          WL   00   WAC          7.116 (    13568528.95 /
13568528.95 );   13568528.95              0.696      0.696          416:2     416:2      420 NO_CHECK
BALLOON SCHED_BOTH        360 AMORT NONE FOR        60 GROUP "1F"
M     7   "Pool 1// //30 YR Fixed //IO//120"          WL   00   WAC          6.307 (    33894775.83 /
33894775.83 );   33894775.83              0.5        0.5             478:1     478:1      480 NO_CHECK
BALLOON SCHED_BOTH        360 AMORT NONE FOR        120 GROUP "1F"
M     8   "Pool 1// //3/27 Libor // // 0"           WL   00   WAC          7.187 (   199644132.11 /
199644132.11 );  199644132.11              0.847      0.847          358:2    358:2      360
NO_CHECK ARM LIBOR_6MO               5.768   35    6 SYNC_INT          13.91         1.022
7.17      0    45  INIT_PERCAP    2.128                                    GROUP "1A"   TEASER
M     9   "Pool 1// //3/27 Libor //IO// 36"          WL   00   WAC          6.067 (     1800597.39 /
1800597.39 );     1800597.39                 0.5        0.5             392:2     392:2      396 NO_CHECK
ARM LIBOR_6MO              5.49    40    6 SYNC_INT          12.07          1           6.07      0
45  INIT_PERCAP       3 BALLOON SCHED_BOTH         360 AMORT NONE FOR         36 GROUP
"1A"   TEASER
M     10   "Pool 1// //3/27 Libor //IO// 60"         WL   00   WAC          6.562 (    10877174.42 /
10877174.42 );   10877174.42              0.88       0.88            418:1     418:1      420 NO_CHECK
ARM LIBOR_6MO              5.85    36    6 SYNC_INT          13.24         1.291         6.31      0
45  INIT_PERCAP    2.035 BALLOON SCHED_BOTH         360 AMORT NONE FOR         60 GROUP
"1A"   TEASER
M     11   "Pool 1// //5/25 Libor // // 0"           WL   00   WAC          6.755 (    12280815.92 /
```

12280815.92); 12280815.92 0.886 0.886 359:1 359:1 360 NO_CHECK
ARM LIBOR_6MO 5.741 59 6 SYNC_INT 12.43 1 6.77 0
45 INIT_PERCAP 3.569 GROUP "1A" TEASER
M 12 "Pool 1// //5/25 Libor //IO// 60" WL 00 WAC 6.99 (328000.00 /
328000.00); 328000.00 0.5 0.5 416:2 416:2 420 NO_CHECK ARM
LIBOR_6MO 6.99 59 6 SYNC_INT 13.99 1 6.99 0 45
INIT_PERCAP 3 BALLOON SCHED_BOTH 360 AMORT NONE FOR 60 GROUP "1A"
TEASER
M 13 "Pool 1// //Balloon // // 0" WL 00 WAC 8.295 (13662174.12 /
13662174.12); 13662174.12 0.544 0.544 359:1 359:1 360 NO_CHECK
BALLOON SCHED_BOTH 180 GROUP "1F"
M 14 "Pool 1//OOMC_STEP1//15/30 Libor // // 0" WL 00 WAC 7.99 (
114010.26 / 114010.26); 114010.26 (#SRF14); 0.00 355:5 355:5
360 NO_CHECK ARM LIBOR_6MO 7.34 176 6 SYNC_INT 13.99 1
7.99 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 15 "Pool 1//OOMC_STEP1//2/28 Libor // // 0" WL 00 WAC 5.75 (
196360.20 / 196360.20); 196360.20 (#SRF15); 0.00 357:3 357:3
360 NO_CHECK ARM LIBOR_6MO 3.95 22 6 SYNC_INT 11.75 1
5.75 0 45 INIT_PERCAP 3 GROUP "1A" TEASER
M 16 "Pool 1//OOMC_STEP1//30 YR Fixed // // 0" WL 00 WAC 7.288 (
155809.32 / 155809.32); 155809.32 (#SRF16); 0.00 355:5 355:5
360 NO_CHECK
GROUP "1F"
M 17 "Pool 1//OOMC_STEP2//15 YR Fixed // // 0" WL 00 WAC 7.831 (
5157883.89 / 5157883.89); 5157883.89 (#SRF17); 0.00 177:1 177:1
178 NO_CHECK
GROUP "1F"
M 18 "Pool 1//OOMC_STEP2//30 YR Fixed // // 0" WL 00 WAC 7.548 (
87807202.34 / 87807202.34); 87807202.34 (#SRF18); 0.00 354:1 354:1
355 NO_CHECK
GROUP "1F"
M 19 "Pool 2// //15 YR Fixed // // 0" WL 00 WAC 7.099 (4373502.19 /
4373502.19); 4373502.19 0.852 0.852 177:3 177:3 180 NO_CHECK
GROUP "2F"
M 20 "Pool 2// //2/28 Libor // // 0" WL 00 WAC 7.235 (302990932.37 /
302990932.37); 302990932.37 0.778 0.778 358:2 358:2 360
NO_CHECK ARM LIBOR_6MO 5.61 23 6 SYNC_INT 13.69 1.048
7.23 0 45 INIT_PERCAP 2.367 GROUP "2A" TEASER
M 21 "Pool 2// //2/28 Libor //IO// 36" WL 00 WAC 5 (521600.00 /
521600.00); 521600.00 0.5 0.5 390:3 390:3 396 NO_CHECK ARM
LIBOR_6MO 4 22 6 SYNC_INT 12 1 5 0 45
INIT_PERCAP 2 BALLOON SCHED_BOTH 360 AMORT NONE FOR 36 GROUP "2A"
TEASER
M 22 "Pool 2// //2/28 Libor //IO// 60" WL 00 WAC 6.762 (40678280.36 /
40678280.36); 40678280.36 0.853 0.853 416:2 416:2 420 NO_CHECK
ARM LIBOR_6MO 6.061 23 6 SYNC_INT 13.32 1.005 6.79 0
45 INIT_PERCAP 2.503 BALLOON SCHED_BOTH 360 AMORT NONE FOR 60 GROUP
"2A" TEASER
M 23 "Pool 2// //30 YR Fixed // // 0" WL 00 WAC 6.923 (155787534.46 /
155787534.46); 155787534.46 0.661 0.661 355:2 355:2 357
NO_CHECK
GROUP "2F"
M 24 "Pool 2// //30 YR Fixed //IO// 60" WL 00 WAC 6.978 (6085637.84 /
6085637.84); 6085637.84 0.691 0.691 416:2 416:2 420 NO_CHECK
BALLOON SCHED_BOTH 360 AMORT NONE FOR 60 GROUP "2F"

M 25 "Pool 2// //30 YR Fixed //IO//120" WL 00 WAC 6.459 (36528227.62 / 36528227.62); 36528227.62 0.5 0.5 478:1 478:1 480 NO_CHECK BALLOON SCHED_BOTH 360 AMORT NONE FOR 120 GROUP "2F"
M 26 "Pool 2// //3/27 Libor // // 0" WL 00 WAC 7.099 (112528156.49 / 112528156.49); 112528156.49 0.744 0.744 358:2 358:2 360 NO_CHECK ARM LIBOR_6MO 5.543 35 6 SYNC_INT 13.83 1.215 7.08 0 45 INIT_PERCAP 1.909 GROUP "2A" TEASER
M 27 "Pool 2// //3/27 Libor //IO// 36" WL 00 WAC 6.283 (1460300.00 / 1460300.00); 1460300.00 0.5 0.5 392:2 392:2 396 NO_CHECK ARM LIBOR_6MO 5.961 41 6 SYNC_INT 12.28 1 6.47 0 45 INIT_PERCAP 3 BALLOON SCHED_BOTH 360 AMORT NONE FOR 36 GROUP "2A" TEASER
M 28 "Pool 2// //3/27 Libor //IO// 60" WL 00 WAC 6.455 (8363235.83 / 8363235.83); 8363235.83 0.872 0.872 416:2 416:2 420 NO_CHECK ARM LIBOR_6MO 5.907 35 6 SYNC_INT 13.25 1.215 6.31 0 45 INIT_PERCAP 2.152 BALLOON SCHED_BOTH 360 AMORT NONE FOR 60 GROUP "2A" TEASER
M 29 "Pool 2// //5/25 Libor // // 0" WL 00 WAC 6.812 (4353803.03 / 4353803.03); 4353803.03 1.001 1.001 359:1 359:1 360 NO_CHECK ARM LIBOR_6MO 5.503 59 6 SYNC_INT 12.51 1 6.81 0 45 INIT_PERCAP 3.706 GROUP "2A" TEASER
M 30 "Pool 2// //Balloon // // 0" WL 00 WAC 8.153 (4670734.02 / 4670734.02); 4670734.02 0.57 0.57 358:2 358:2 360 NO_CHECK BALLOON SCHED_BOTH 180 GROUP "2F"
M 31 "Pool 2//OOMC_STEP1//2/28 Libor // // 0" WL 00 WAC 7.65 (335491.76 / 335491.76); 335491.76 (#SRF31); 0.00 356:4 356:4 360 NO_CHECK ARM LIBOR_6MO 6.288 20 6 SYNC_INT 13.65 1 7.65 0 45 INIT_PERCAP 3 GROUP "2A" TEASER
M 32 "Pool 2//OOMC_STEP2//15 YR Fixed // // 0" WL 00 WAC 8.443 (158476.25 / 158476.25); 158476.25 (#SRF32); 0.00 180:0 180:0 180 NO_CHECK
GROUP "2F"
M 33 "Pool 2//OOMC_STEP2//30 YR Fixed // // 0" WL 00 WAC 7.353 (8528935.73 / 8528935.73); 8528935.73 (#SRF33); 0.00 358:1 358:1 359 NO_CHECK
GROUP "2F"

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